                                                Filed pursuant to Rule 424(b)(1)
                                                      Registration No. 333-80757

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 30, 1999)
[Logo of Georgia-Pacific]
                               15,000,000 Units

                          Georgia-Pacific Corporation

                             7.50% PEPS/SM/ Units
         (Premium Equity Participating Security Units -- PEPS/SM/ Units)

                                ---------------

The PEPS Units will pay 7.50% of the stated amount of $50 per PEPS Unit ($3.750) per year. These payments will be made on February 16, May 16, August 16 and November 16 of each year, beginning November 16, 1999.

Each PEPS Unit consists of a purchase contract issued by us and a senior deferrable note due 2004 issued by us.

 . The purchase contract will obligate you to purchase from us, no later than August 16, 2002 for a price of $50, the following number of shares of Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock
  ("Georgia-Pacific Group Stock"):

  . if the average closing price of the Georgia-Pacific Group Stock over the 20-trading day period ending August 13, 2002 equals or exceeds $57.797, .8651 shares;

  . if the average closing price is less than $57.797 but greater than $47.375, a number of shares having a value, based on the 20-trading day average price, equal to $50; and

  . if the average closing price is less than or equal to $47.375, 1.0554 shares.

 . The purchase contract will obligate you to purchase shares of Georgia-
  Pacific Group Stock no later than August 16, 2002. You may use the proceeds from the remarketing of your senior deferrable note to satisfy your payment obligations under the purchase contract. The senior deferrable note will be pledged to secure your obligation to purchase Georgia-Pacific Group Stock under the purchase contract.

 . Under the purchase contract, we will pay you .35% of the $50 stated amount per PEPS Unit ($.175) per year, paid quarterly. We may defer these payments under the purchase contract. Any deferred payments under the purchase contract will bear additional payments at a rate of .35% per year.

 . The senior deferrable note will bear interest at a rate of 7.15% per year prior to August 16, 2002, and at a reset rate that will be equal to or greater than 7.15% per year after that date, paid quarterly. The senior deferrable note will mature on August 16, 2004 and will not be redeemable prior to maturity. We may defer these interest payments. Any deferred interest payments will bear additional interest at the then current annual rate on the senior deferrable notes.

                                ---------------

 The PEPS Units have been approved for listing on the New York Stock Exchange under the symbol "GPW".

                                ---------------

  Investing in the PEPS Units involves risks. See "Risk Factors" beginning on page S-19.

                                ---------------

                                                      Underwriting    Proceeds
                                                      Discounts and    to the
                                      Price to Public  Commissions    Company
                                      --------------- ------------- ------------
Per PEPS Unit........................     $50.00          $1.50        $48.50
Total................................  $750,000,000    $22,500,000  $727,500,000

                                ---------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 30-day option to purchase up to 2,250,000 additional PEPS Units on the same terms and conditions set forth above solely to cover over-allotments, if any.

Morgan Stanley & Co. Incorporated expects to deliver the PEPS Units to purchasers on or about July 7, 1999.

                                ---------------

MORGAN STANLEY DEAN WITTER
              GOLDMAN, SACHS & CO.
                               PAINEWEBBER INCORPORATED
                                                           SALOMON SMITH BARNEY
July 1, 1999

                        ABOUT THIS PROSPECTUS SUPPLEMENT

   You should read this prospectus supplement along with the prospectus that accompanies it. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement and the accompanying prospectus is accurate as of the dates on these documents, and you should not assume that it is accurate as of any other date. All references to Georgia-Pacific Group Stock reflect a two-for-one split paid on June 3, 1999.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Forward-Looking Information..............................................  S-3
Index of Selected Terms for Prospectus Supplement........................  S-4
Prospectus Supplement Summary............................................  S-5
Risk Factors............................................................. S-19
Use of Proceeds.......................................................... S-27
Price Range of Georgia-Pacific Group Stock............................... S-28
Dividend Policy.......................................................... S-29
Capitalization........................................................... S-30
Accounting Treatment..................................................... S-31
Management and Allocation Policies....................................... S-31
Description of the PEPS Units............................................ S-36
Description of the Purchase Contracts.................................... S-39
Certain Provisions of the Purchase Contracts, the Purchase Contract
 Agreement and the Pledge Agreement...................................... S-46
Description of the Senior Deferrable Notes............................... S-49
United States Federal Income Tax Consequences............................ S-54
ERISA Considerations..................................................... S-60
Underwriters............................................................. S-61
Legal Matters............................................................ S-63
Experts.................................................................. S-63

                                   Prospectus

About This Prospectus....................................................    1
Where You Can Find More Information......................................    1
Incorporation of Certain Documents by Reference..........................    2
The Company..............................................................    3
Use of Proceeds..........................................................    3
Ratio of Earnings to Fixed Charges.......................................    3
Description of Debt Securities...........................................    4
Description of Preferred Stock...........................................   15
Description of Common Stock..............................................   17
Description of Warrants..................................................   31
Description of Stock Purchase Contracts and Stock Purchase Units.........   31
Book-Entry Issuance......................................................   32
Plan of Distribution.....................................................   34
Legal Matters............................................................   35
Experts..................................................................   35

                          FORWARD-LOOKING INFORMATION

   Some of the matters discussed in this prospectus supplement and in the documents incorporated by reference in the accompanying prospectus contain forward-looking statements within the meaning of the securities laws. Forward-looking statements can be identified by their use of such words as "may", "will", "expect", "believe", "plan", "estimate", "anticipate", "project", "potential", "opportunity" and other similar terms. While we believe those statements to be based on reasonable expectations and assumptions concerning future events and make those statements in good faith, we cannot assure you that actual results will not differ materially from those assumptions or that the expectations set forth in the forward-looking statements derived from those assumptions will be realized. Investors should be aware of important factors that could cause actual results to differ materially from these forward-looking statements, including, among other things:

  . our production capacity continuing to exceed demand for our pulp and paper products, necessitating market-related downtime;

  . our ability and that of our customers and suppliers to address year 2000 issues;

  . changes in the productive capacity and production levels of our competitors;

  . the effect on us of changes in environmental and pollution control laws and regulations;

  . the general level of economic activity in U.S. and export markets, particularly the Asian markets;

  . variations in the level of housing starts;

  . fluctuations in interest rates and currency exchange rates;

  . the availability and cost of wood fiber;

  . changing conditions in the capital and equity markets;

  . risks relating to our acquisition of Unisource Worldwide Inc.;

  . other risks detailed from time to time in our Securities and Exchange
    Commission filings; and

  . those items identified in "Risk Factors",

all of which are difficult to predict, and many of which are beyond our control.

   We do not intend to update or revise any forward-looking statements that we may make in this prospectus supplement or other documents, reports, filings or press releases, whether as a result of new information, future events or otherwise.

               INDEX OF SELECTED TERMS FOR PROSPECTUS SUPPLEMENT

Term                                                                        Page
----                                                                        ----
applicable market value.................................................... S-39
applicable spread.......................................................... S-50
business day............................................................... S-37
closing price.............................................................. S-40
collateral agent........................................................... S-8
current market price....................................................... S-44
deferred purchase contract payments........................................ S-8 early settlement........................................................... S-42
failed remarketing......................................................... S-41
Georgia-Pacific Group Stock................................................ S-1
original issue discount.................................................... S-12
PEPS Units................................................................. S-1
pledge agreement........................................................... S-8
pledged securities......................................................... S-45
purchase contract.......................................................... S-7
purchase contract agent.................................................... S-7
purchase contract agreement................................................ S-7
purchase contract payments................................................. S-7
purchase contract settlement date.......................................... S-7 reference price............................................................ S-19
remarketed................................................................. S-9
remarketing agent.......................................................... S-9
remarketing agreement...................................................... S-41
remarketing date........................................................... S-49
reset rate................................................................. S-9
securities intermediary.................................................... S-12
senior deferrable notes.................................................... S-1
senior trustee............................................................. S-37
settlement rate............................................................ S-11
threshold appreciation price............................................... S-19 trading day................................................................ S-40
Treasury PEPS Units........................................................ S-11
treasury security.......................................................... S-11
two-year benchmark treasury rate........................................... S-50

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary highlights selected information from this document and does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of this offering and for a more complete understanding of the business of Georgia-Pacific, you should read carefully this entire document, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. Except as otherwise noted, all information in this document assumes no exercise of the underwriters' over-allotment option.

                                  The Company

   Georgia-Pacific, founded in 1927 as a wholesaler of hardwood lumber in Augusta, Georgia, has grown through expansion and acquisitions to become one of the world's leading manufacturers and distributors of building products and one of the world's leading producers of pulp and paper. In December 1997, we separated our timber business into a new operating group called The Timber Company. Our manufacturing and distribution businesses are now known as the Georgia-Pacific Group.

   The Georgia-Pacific Group is one of the nation's largest producers of structural and other wood panels, lumber, communication papers, containerboard and market pulp. It also is the second largest gypsum wallboard producer in North America and operates the world's largest building products distribution system. In addition, it operates a rapidly growing tissue products business.

   The Timber Company is engaged in the business of growing and selling timber and wood fiber and is the third largest private owner of timberlands in the United States, owning approximately 5.0 million acres of timberland in the United States and Canada, and managing an additional 400,000 acres under long-term leases. The Timber Company grows various commercial species of trees on its timberlands and sells timber and wood fiber to the Georgia-Pacific Group and other industrial wood users. The principal products sold by The Timber Company are softwood sawtimber, softwood pulpwood, hardwood sawtimber and hardwood pulpwood.

                              Recent Developments

   On May 25, 1999, we entered into a definitive merger agreement with Unisource Worldwide Inc., the largest independent marketer and distributor of printing and imaging paper and supply systems in North America. For its fiscal year ended September 30, 1998, Unisource had total revenues of $7.4 billion and a net loss (before special charges after tax of $207.9 million) of $23.9 million. For its fiscal year ended September 30, 1997, Unisource had total revenues of $7.1 billion and net income of $58.7 million. For the six-month period ended March 31, 1999, Unisource had total revenues of $3.3 billion and net income (before special charges after tax of $4.1 million) of $12.5 million. For the six-month period ended March 31, 1998, Unisource had total revenues of $3.7 billion and net income (before special charges after tax of $100.8 million) of $6.9 million.

   Pursuant to the merger agreement, we will acquire all of the outstanding shares of Unisource for $12 per share in cash, or approximately $843 million. We also will refinance approximately $400 million of Unisource debt. We anticipate completing the merger in the third quarter of 1999. After the merger, Unisource will be a direct, wholly owned subsidiary of Georgia-Pacific. We cannot assure you that we will consummate the transaction as scheduled, nor can we predict the impact that the acquisition, if consummated, will have on our business, financial condition and results of operations. The income and revenue data of Unisource referred to above are not necessarily indicative of future contributions of Unisource to our sales and earnings.

   On June 22, 1999, we announced that we expect to report earnings for the second quarter of 1999 for the Georgia-Pacific Group that are above then current First Call earnings per share estimates for the period. Based on our preliminary results for the first two months of this period, we expect the Georgia-Pacific Group's earnings for the second quarter of 1999 to exceed $1 per share of Georgia-Pacific Group Stock.

   On June 25, 1999, we signed a letter of intent to combine in a new partnership our away-from-home tissue business with the away-from-home tissue business of Chesapeake Corporation, a specialty packaging and tissue company. We will contribute the assets of our commercial tissue business and Chesapeake will contribute the assets of its wholly owned subsidiary, Wisconsin Tissue. We will control and manage the partnership and expect to own an approximately 90% interest in the partnership. Chesapeake expects to receive an initial cash distribution of approximately $730 million from the partnership and to retain the remaining ownership interest in the partnership. Although financing for the transaction has not been finalized, we currently anticipate that the transaction will be financed through debt incurred by the partnership. We anticipate completing the formation of the partnership, which is subject to completion and execution of definitive agreements, completion of due diligence by both Georgia-Pacific and Chesapeake and customary regulatory approvals, in the fourth quarter of 1999.

                            The PEPS Units Offering

Each PEPS Unit Consists of
a Purchase Contract and a
Senior Deferrable Note......
                              We are offering 15,000,000 7.50% Premium Equity Participating Security Units--PEPSSM Units ("PEPS Units"). The stated amount and issue price of each PEPS Unit is $50.

                              Each PEPS Unit consists of two parts:

                              . a purchase contract for shares of Georgia-Pacific Group Stock; and

                              .  a senior deferrable note due August 16, 2004.

                              The senior deferrable note will be pledged to secure the PEPS Unit holder's obligation to us under the purchase contract to purchase shares of Georgia-Pacific Group Stock.

                              You will receive from each PEPS Unit:

                              . total cash payments of 7.50% of the stated amount per year, paid quarterly, consisting of:

                                 .  purchase contract payments at a rate of
                                    .35% per year, paid quarterly;

                                 . interest payments at the rate of 7.15% per year, paid quarterly; and

                              .  on August 16, 2002, between .8651 and 1.0554
                                 shares of Georgia-Pacific Group Stock,
                                 depending on the average trading price of the Georgia-Pacific Group Stock at that time.

You Will Be Required Under
the Purchase Contract to
Purchase Georgia-Pacific
Group Stock on or Prior to
August 16, 2002.............
                              We will enter into a purchase contract agreement with The First National Bank of Chicago, which will act as agent for all of the holders of the PEPS Units (as well as the holders of the Treasury PEPS Units described below). Each PEPS Unit that you purchase will be issued under the purchase contract agreement, which creates a contractual arrangement between you and us for the purchase of shares of Georgia-Pacific Group Stock, a "purchase contract". Under this purchase contract, you will be obligated to purchase, for each of your PEPS Units, shares of Georgia-Pacific Group Stock at a purchase price of $50. You will not be obligated to pay the purchase price until August 16, 2002, which has been set as the "purchase contract settlement date", and you will not receive your shares of Georgia-Pacific Group Stock until you have settled your purchase contract.

                              The number of shares of Georgia-Pacific Group Stock that you will be entitled to receive on the purchase contract settlement date will depend on the fair market value of a share of Georgia-Pacific Group Stock over a 20-trading day period ending August 13, 2002. Until you actually purchase the shares of Georgia-Pacific Group Stock, your obligation to pay the $50 purchase price will be secured by the senior deferrable note that is part of your PEPS Unit, which will be pledged as collateral. You may substitute a U.S. treasury security as collateral. See "Description of the PEPS Units-- Creating Treasury PEPS Units by Substituting a Treasury Security for Senior Deferrable Notes".

The Senior Deferrable Note
Will Mature on August 16,
2004........................
                              In addition to the purchase contract, each PEPS Unit also will include a senior deferrable note that will bear interest at a rate of 7.15% per year prior to August 16, 2002, and at a reset rate that will be equal to or greater than 7.15% per year after that date, paid quarterly, subject to our right to defer interest payments, as described below. The senior deferrable notes will mature on August 16, 2004 and will not be redeemable prior to maturity.

We May Defer Payments on
the PEPS Units..............
                              We may, at our option, defer payment on all or part of the purchase contract payments until no later than the purchase contract settlement date. We will pay additional purchase contract payments on any deferred installments of purchase contract payments at a rate of .35% per year (compounding quarterly) until paid. We refer to these deferred installments of purchase contract payments together with the additional purchase contract payments as "deferred purchase contract payments".


                              We may also defer payments of interest on the senior deferrable notes. We will pay additional interest on any deferred interest payments at the then current annual rate on the senior deferrable notes (compounding quarterly).

The Senior Deferrable Note
Will Be Pledged As
Collateral Under the Pledge
Arrangement.................
                              When you purchase a PEPS Unit, the senior deferrable note that is part of that PEPS Unit will be pledged as collateral to secure your obligation to purchase Georgia-Pacific Group Stock on or prior to August 16, 2002 under the related purchase contract. We will enter into a pledge agreement, the "pledge agreement", under which The Chase Manhattan Bank will act as collateral agent, the "collateral agent", and hold your senior deferrable note until the $50 purchase price under the purchase contract has been paid. Even though your senior deferrable note will be pledged as collateral, you will be the beneficial owner of it.

You May Settle the Purchase
Contract By Paying Cash or
Using the Proceeds from the
Remarketing of the Senior
Deferrable Note.............
                              Under the purchase contract that is part of your PEPS Unit, you will be obligated to pay, on or prior to August 16, 2002, $50 to purchase shares of Georgia-Pacific Group Stock. To satisfy this obligation, you may choose to deliver a cash payment of $50.

                              If you do not, your senior deferrable note held as collateral under the pledge arrangement will be sold to the public for a price equal to or greater than $50.1250 ("remarketed").

                              Morgan Stanley & Co. Incorporated will act as the remarketing agent.

If You Pay Cash to Settle
Your Purchase Contract,
Your Senior Deferrable Note
Will Be Released From the
Pledge Arrangement..........
                              If you choose not to participate in the
                              remarketing and instead pay cash by August 9, 2002 for your shares of Georgia-Pacific Group Stock, then:

                              . you will pay $50 in cash to us under your purchase contract;

                              . we will deliver to you the shares of Georgia-Pacific Group Stock; and

                              . your senior deferrable note will be released from the pledge arrangement and distributed to you. Starting on August 16, 2002, the settlement date of the remarketing, and continuing until August 16, 2004, interest on the senior deferrable note will be payable at the reset rate that will be equal to or greater than 7.15% per year, as determined by the remarketing agent in the remarketing.

If You Do Not Pay Cash
Under Your Purchase
Contract, Your Senior
Deferrable Note Will Be
Remarketed..................  On August 13, 2002, the third business day prior to the purchase contract settlement date, the remarketing agent will remarket the senior deferrable notes of those holders of PEPS Units who have not delivered cash payments for the shares of Georgia-Pacific Group Stock when those payments are due.

If You Hold a Senior
Deferrable Note That Is Not
Part of a PEPS Unit, You
May Choose to Have It
Remarketed..................
                              If you hold a senior deferrable note that is not part of a PEPS Unit, you may elect to have your senior deferrable note remarketed in the remarketing. PEPS Unit holders who have created Treasury PEPS Units or who have settled their purchase contracts early may make such an election, as more fully described below.

The Reset Rate Will Be
Determined by the
Remarketing.................
                              After the senior deferrable notes have been remarketed, the interest rate on the senior deferrable notes will be the rate equal to or greater than 7.15% per year, as determined by the remarketing agent in the remarketing (the "reset rate").

If the Remarketing
Succeeds, the Remarketed
Senior Deferrable Notes
Will Be Sold and, If You
Are a PEPS Unit Holder, You
Will Receive Georgia-
Pacific Group Stock.........
                              . If you do not notify the purchase contract agent that you will pay cash for the shares of Georgia-Pacific Group Stock by

                                5:00 p.m., New York City time, on August 7,
                                2002, the seventh business day prior to the purchase contract settlement date, or if you notify the purchase contract agent that you will pay cash but you do not deliver the cash by 11:00 a.m., New York City time, prior to or on August 9, 2002, the fifth business day prior to the purchase contract settlement date, your senior deferrable note will be remarketed.

                             . On August 13, 2002, the third business day prior to the purchase contract settlement date, the remarketing agent will use reasonable efforts to sell your senior deferrable note, together with all other senior deferrable notes being remarketed. If the market value of the senior deferrable notes immediately prior to the remarketing is less than $50.1250 per senior deferrable note, then the remarketing agent will increase the interest rate on the senior deferrable notes so that the market value will be equal to $50.1250 per senior deferrable note at the time of the remarketing.

                             . If the remarketing is successful, then your senior deferrable note will be sold. Of the proceeds:

                                . $50 will be delivered to us as payment for the shares of Georgia-Pacific Group Stock;

                                .  $.1250 will be paid to the remarketing
                                   agent;

                                .  any proceeds above $50.1250 will be
                                   delivered to you; and

                                .  if you are a PEPS Unit holder, you will
                                   receive the shares of Georgia-Pacific Group
                                   Stock.

If the Remarketing Fails
and You Are a PEPS Unit
Holder, We Will Take
Possession of Your Senior
Deferrable Note............
                             If the remarketing agent cannot remarket the senior deferrable notes, we will exercise our rights as a secured party and take possession of your senior deferrable note. Your obligation to purchase the shares of Georgia-Pacific Group Stock then will be fully satisfied, and you will receive the shares of Georgia-Pacific Group Stock.

Upon Settlement, You Will
Receive a Number of Shares
of Georgia-Pacific Group
Stock Equal to the
Settlement Rate............
                             Unless you elect to settle your purchase contract early, the number of shares of Georgia-Pacific Group Stock you will receive under your purchase contract will depend on the average of the closing price per share, or the last reported sale price if no closing price is reported, of the Georgia-Pacific Group Stock as reported on the New York Stock Exchange, for a 20-trading day period ending on August 13, 2002, the third business day prior to the purchase contract settlement date. If, for any trading day, the trading of Georgia-

                              Pacific Group Stock is suspended, or if the Georgia-Pacific Group Stock does not trade at least once on the New York Stock Exchange on that day, then that day will not be considered to be a trading day for purposes of determining the 20-trading day period.

                              The number of shares of Georgia-Pacific Group Stock you will receive for each PEPS Unit will be determined by one of the following settlement rates:

                              . if the average closing price during the 20-trading day period equals or exceeds $57.797, you will receive .8651 shares of Georgia-Pacific Group Stock;

                              . if the average closing price during the 20-trading day period is less than $57.797 but greater than $47.375, you will receive a number of shares of Georgia-Pacific Group Stock having a value, based on the average trading price during that period, equal to $50; and

                              . if the average closing price during the 20-trading day period is less than or equal to $47.375, you will receive 1.0554 shares of Georgia-Pacific Group Stock.

                              In some circumstances, the applicable settlement rate will be subject to anti-dilution adjustments.

                              We will not issue any fractional shares of Georgia-Pacific Group Stock. If, however, you are settling more than one purchase contract, then any fractional shares of Georgia-Pacific Group Stock will be aggregated. For any fractional share not issuable, we will pay you the value of that fractional share in cash.

You Can Create Treasury       Once you own 20 PEPS Units, you may create 20
PEPS Units..................  Treasury PEPS Units by substituting a U.S.
                              treasury security for the senior deferrable note that is a part of the PEPS Unit.

                              A Treasury PEPS Unit will consist of:

                              . a purchase contract for shares of Georgia-Pacific Group Stock that is identical to the purchase contract that is a part of the PEPS Unit; and

                              . a 1/20 undivided beneficial ownership in a zero-coupon U.S. treasury security (CUSIP No. 912820BE6), the "treasury security", that has a principal amount at maturity of $1,000, equivalent to $50 per Treasury PEPS Unit, and matures on August 15, 2002, the business day prior to the purchase contract settlement date.

You Create Treasury PEPS
Units by Substituting a
Treasury Security For
Senior Deferrable Notes.....
                              You may substitute a treasury security for senior deferrable notes at any time prior to or on August 7, 2002, the seventh business day prior to the purchase contract settlement date. Interest will continue to be paid on the senior deferrable note. Because the treasury security has a principal amount at maturity of $1,000, you must substitute Treasury PEPS Units for PEPS Units in multiples of 20. For each group of 20 PEPS Units you submit, you will receive 20 Treasury PEPS Units.

                              To create Treasury PEPS Units, you must:

                              . for each group of 20 Treasury PEPS Units you wish to create, transfer a treasury security to The Chase Manhattan Bank, which is acting as the securities intermediary, the "securities intermediary", under the pledge arrangement. The securities intermediary then will deposit the treasury security in the collateral account maintained under the pledge arrangement. The treasury security will become the collateral supporting your obligation to purchase shares of Georgia-Pacific Group Stock, and the collateral agent will release 20 senior deferrable notes from the pledge. Those senior deferrable notes then will be freely tradable and will not be a part of a PEPS Unit or a Treasury PEPS Unit; and

                              .  pay to the collateral agent any fees or
                                 expenses incurred in connection with the substitution.

A Treasury PEPS Unit Holder
Will Receive Purchase
Contract Payments and Will
Be Required to Accrue
Original Issue Discount on
the Treasury PEPS Unit......
                              If you create Treasury PEPS Units from PEPS
                              Units, you will continue to receive purchase contract payments under your purchase contract. However, because the treasury security included in the Treasury PEPS Units is a zero-coupon security, you will not receive any other payments on the Treasury PEPS Units. You generally will be required, however, to include in gross income each year your allocable share of original issue discount or acquisition discount on the treasury security that accrues in such year. See "United States Federal Income Tax Consequences" in this prospectus supplement.

                              As long as you continue to own the senior deferrable notes that you separated from your PEPS Units, you will receive interest payments on them, separately from the Treasury PEPS Units.

You Can Recreate PEPS         If you own Treasury PEPS Units, you may recreate
Units.......................  PEPS Units at any time prior to or on August 7,
                              2002, the seventh business day prior to the purchase contract settlement date. Because the treasury security has a principal amount at maturity of $1,000, you must recreate PEPS Units from Treasury PEPS Units in multiples of 20. For each group of 20 Treasury PEPS Units you submit, you will receive 20 PEPS Units.

                              To recreate PEPS Units, you must:

                              . for each group of 20 PEPS Units you wish to recreate, transfer 20 senior deferrable notes to the securities intermediary. The securities intermediary then will deposit the senior deferrable notes in the collateral account maintained under the pledge arrangement. The 20 senior deferrable notes will become the collateral supporting your obligation to purchase the shares of Georgia-Pacific Group Stock, and the collateral agent will release the treasury security from the pledge. That treasury security then will be freely tradeable and will not be part of any PEPS Unit; and

                              .  pay to the collateral agent any fees or
                                 expenses incurred in connection with the substitution.

You May Settle the Purchase
Contracts of Treasury PEPS
Units By Paying Cash or
Having the Proceeds of the
Pledged Treasury Security
Applied.....................
                              Unless you notify the purchase contract agent that you will pay cash for the shares of Georgia-Pacific Group Stock, upon settlement of the Treasury PEPS Units, we will receive the proceeds of the treasury security being held as collateral under the pledge arrangement. This will satisfy your obligation to deliver the purchase price for the shares of Georgia-Pacific Group Stock, and you will receive the shares of Georgia-Pacific Group Stock.

You May Settle the Purchase
Contract Early..............
                              You may satisfy your obligation to purchase shares of Georgia- Pacific Group Stock under your purchase contract before August 16, 2002, the purchase contract settlement date. If you choose early settlement, you will pay $50 in cash prior to or on August 7, 2002, the seventh business day prior to the purchase contract settlement date.

                              If you settle early:

                              . You must deliver to the purchase contract agent a notice indicating your election to "settle early".

                              . You must deliver a cash payment of $50 for each purchase contract being settled.

                              .  You will receive, for each PEPS Unit or
                                 Treasury PEPS Unit you surrender, both:

                                 .  .8651 shares of Georgia-Pacific Group
                                    Stock, regardless of the market price of the shares of Georgia-Pacific Group Stock on the date of early settlement and subject to anti-dilution adjustments in some circumstances; and

                                 .  your senior deferrable note (if you are
                                    settling a PEPS Unit) or a 1/20 undivided beneficial interest in a treasury security (if you are settling a Treasury PEPS
                                    Unit).

                              . You will not receive any further purchase contract payments from us.

                              . You will retain the right to have your senior deferrable notes remarketed.

                              You may settle Treasury PEPS Units early only in multiples of 20.

If You Elect to Have Your
Senior Deferrable Notes
That Are Not Part of PEPS
Units Remarketed and the
Remarketing Fails, You Will
Retain Possession of Your
Senior Deferrable Notes and
the Reset Rate Will Be
Determined by a Formula.....
                              If the remarketing agent cannot remarket the senior deferrable notes, you will retain possession of your senior deferrable note and the reset rate will be set at the applicable rate described under "Description of the Senior Deferrable Notes--Interest Rate Reset by Remarketing--Failed Remarketing".

Investing in the PEPS Units
Is Not the Equivalent of
Investing in Georgia-
Pacific Group Stock.........
                              The aggregate of the purchase contract payments and interest payments on the senior deferrable notes will be paid at a rate per year that is greater than the current dividend yield on Georgia-Pacific Group Stock. However, because the number of shares of Georgia-Pacific Group Stock that you will receive upon settlement of the purchase contracts may decline by 18.03% as the applicable market value increases, the PEPS Units give you less opportunity for equity appreciation than you would have if you invested directly in Georgia-Pacific Group Stock.

You Will Have Limited         As a holder of a PEPS Unit, you will have limited
Voting Rights...............  voting rights. You may vote only with respect to the modification of the senior deferrable notes.
                              You will not have any voting or other rights
                              (including under our restated rights plan) with respect to the Georgia-Pacific Group Stock until you settle the purchase contract.

The Purchase Contract Will
Terminate Upon Our
Bankruptcy..................  The purchase contract will terminate automatically if certain bankruptcy, insolvency or reorganization events occur with respect to us. If the purchase contract terminates upon one of these events, then your rights and obligations under your purchase contract also will terminate, including your right to receive accrued purchase contract payments and your obligation to pay for, and your right to receive, shares of Georgia-Pacific Group Stock. Upon termination, you will receive your senior deferrable note or your treasury security.

The PEPS Units Have Been
Approved For Listing on the
New York Stock Exchange.....
                              The PEPS Units have been approved for listing on the New York Stock Exchange under the symbol "GPW".

                              If Treasury PEPS Units are created and then traded at a volume that satisfies applicable exchange listing requirements, we will try to list them on the national securities exchanges or associations on which the PEPS Units are then listed or quoted.

Georgia-Pacific Group Stock
New York Stock Exchange
Symbol......................
                              GP

United States Federal
Income Tax Consequences.....
                              Because a PEPS Unit will consist of a purchase contract and a senior deferrable note, the purchase price of each PEPS Unit will be allocated between the purchase contract and the related senior deferrable note in proportion to their relative fair market values at the time of purchase. We expect that, at the date of issuance of the PEPS Units, the fair market value of each purchase contract will be $0 and the fair market value of each senior deferrable note will be $50.

                              We intend to report the purchase contract payments as income to you, but you may want to consult your tax advisor concerning alternative characterizations.

                              If you own a PEPS Unit, you will include in gross income interest income on the senior deferrable notes when such interest income is paid or accrued in accordance with your regular method of tax accounting.

                              If you own a Treasury PEPS Unit, you will be required to include in gross income each year your allocable share of any original issue discount or acquisition discount on the treasury security that accrues in such year.

                              Because there is no statutory, judicial or administrative authority directly addressing the tax treatment of the PEPS Units or instruments similar to the PEPS Units, you are urged to consult your own tax advisor concerning the tax consequences of an investment in the PEPS Units. For additional information, see "United States Federal Income Tax Consequences" in this prospectus supplement.

Use of Proceeds.............  The net proceeds from the sale of the PEPS Units, after deducting underwriting discounts and commissions and estimated fees and expenses, are expected to be approximately $727,500,000 ($836,625,000 if the underwriters' over-allotment option is exercised in full).

                              We expect to use these proceeds to refinance debt incurred in connection with our acquisition of Unisource and for general corporate purposes.

                  Illustration of PEPS Unit Terms and Features

   The following illustrates some of the key terms and features of the PEPS
Units.

Components of each PEPS Unit: .  A contract to purchase shares of Georgia-
                                 Pacific Group Stock on or prior to August 16, 2002; and

                              . A senior deferrable note of Georgia-Pacific due August 16, 2004

Issue price of each PEPS Unit:$50

Yield on each PEPS Unit:      7.50%, consisting of:

                              . Purchase contract payments of .35% per year, paid quarterly, of the $50 stated amount per PEPS Unit; and

                              . Interest on the senior deferrable note of 7.15% per year, paid quarterly, until August 16, 2002. On August 16, 2002, following a remarketing of the senior deferrable notes, the interest rate will be reset at a rate that will be equal to or greater than 7.15% per year.

Reference price:              $47.375

Threshold appreciation price: $57.797 (a 22% premium to the reference price)

   A PEPS Unit consists of two components, a purchase contract and a senior deferrable note. The return to a PEPS Unit investor will depend upon the return provided by each of these components. For an investor that holds the PEPS Unit until remarketing and uses the proceeds from the remarketing to settle the purchase contract, the return will be comprised of the following.

               Purchase Contract                                    Senior Deferrable Note
-------------------------------------------------     ---------------------------------------------------
    Value of shares        +   Purchase contract   +   Interest payments on   +  Proceeds, if any, above
delivered at maturity of       payments equal to      the senior deferrable      $50.1250 received in the
the purchase contract on      .35% per year until     note at 7.15% per year        remarketing of the
    August 16, 2002             August 16, 2002       until August 16, 2002       senior deferrable note
                                                                                    on August 16, 2002

                                                          Illustration continued

Purchase Contract

   The purchase contract will obligate the investor to pay us $50, no later than August 16, 2002, for a number of shares of Georgia-Pacific Group Stock for $50. The number of shares delivered will depend on the average closing price of the stock for the 20-trading day period ending August 13, 2002.

  . If the average closing price is greater than $57.797, the threshold appreciation price, the investor will receive .8651 shares. This is calculated by dividing the PEPS Unit issue price by the threshold appreciation price ($50/$57.797 = .8651).

  . If the average closing price is between $47.375 and $57.797, the investor will receive a number of shares that produces a value of $50.

  . If the average closing price is less than or equal to $47.375, the investor will receive 1.0554 shares. This is calculated by dividing the PEPS Unit issue price by the assumed Georgia-Pacific Group Stock share price at issue ($50/$47.375 = 1.0554).

   The following graphs show the number of shares of Georgia-Pacific Group Stock that would be delivered for each purchase contract on August 16, 2002 and the value of the shares delivered on August 16, 2002 depending upon the Georgia-Pacific Group Stock share price performance.

                                   [GRAPHS]

  . Prior to August 16, 2002, so long as the purchase contract is outstanding, we would pay the investor a purchase contract payment equal to .35% of the $50 stated amount per PEPS Unit per year, paid quarterly.

Senior Deferrable Note

   The senior deferrable notes described above will bear interest at a rate of 7.15% per year, paid quarterly, until August 16, 2002. After that date, the interest rate will be reset following the remarketing of the senior deferrable notes. The senior deferrable notes will mature on August 16, 2004.

   The senior deferrable note will serve as collateral for the investor's purchase contract obligation. If the investor does not substitute a treasury security for the senior deferrable note or elect to settle the purchase contract for cash, the senior deferrable note will be remarketed and the proceeds from the remarketing will be used to settle the purchase contract. Any proceeds received from the remarketing in excess of $50.1250 per senior deferrable note will be paid to the investor.

                                                          Illustration continued

Comparison of Investment Returns for a PEPS Unit and Georgia-Pacific Group
Stock

   The following table compares the hypothetical return realized by a PEPS Unit investor compared to an investment made on the same day in Georgia-Pacific Group Stock. If you bought this PEPS Unit, your investment would be substantially similar to the risks and rewards of an investment in Georgia-Pacific Group Stock. However, you would not benefit from the first 22% appreciation in the market value per share of Georgia-Pacific Group Stock. In addition, you would receive only 81.97% of the appreciation in market value per share of Georgia-Pacific Group Stock above the threshold appreciation price. Finally, until you settle the purchase contract, you would not receive any dividends on Georgia-Pacific Group Stock. Instead, you would receive payments on your PEPS Unit at a rate of 7.5% per year until August 16, 2002.

   You should note that this analysis assumes that:

    . we continue to pay quarterly dividends on Georgia-Pacific Group Stock totalling $.50 per share per year; and

    . there are no proceeds above $50.1250 received by the PEPS Unit investor in connection with the remarketing of the senior deferrable note.

                                                                  Pretax
   Change in      Hypothetical                                  Annualized     Pretax
Georgia-Pacific  Georgia-Pacific    Shares    Value of Shares Rate of Return Annualized
  Group Stock      Group Stock    Delivered    Delivered Per   on Georgia-    Rate of
  Price  from       Price at     Per Purchase    Purchase     Pacific Group  Return on
Reference Price     Maturity       Contract      Contract         Stock      PEPS Units
---------------  --------------- ------------ --------------- -------------- ----------
     -50%            $23.69         1.0554        $25.00         -20.98%      -12.13%
     -40%            $28.43         1.0554        $30.00         -15.32%       -7.21%
     -30%            $33.16         1.0554        $35.00         -10.47%       -2.91%
     -20%            $37.90         1.0554        $40.00          -6.20%         .92%
     -10%            $42.64         1.0554        $45.00          -2.39%        4.36%
      -5%            $45.01         1.0554        $47.50           -.63%        5.97%
       0%            $47.38         1.0554        $50.00           1.06%        7.50%
       5%            $49.74         1.0051        $50.00           2.66%        7.50%
      10%            $52.11          .9595        $50.00           4.20%        7.50%
      20%            $56.85          .8795        $50.00           7.10%        7.50%
      30%            $61.59          .8651        $53.28           9.78%        9.42%
      40%            $66.33          .8651        $57.38          12.28%       11.68%
      50%            $71.06          .8651        $61.48          14.63%       13.80%

   The above diagrams and tables do not represent all potential outcomes from an investment in PEPS Units. For example, prior to August 16, 2002, an investor may substitute a treasury security for the senior deferrable note as collateral. By substituting a zero-coupon treasury security for 20 senior deferrable notes, an investor may achieve higher or lower rates of return than shown above. The actual returns will vary depending upon a number of factors, including:

    . the price of the zero-coupon treasury security;

    . the potential trading price of the senior deferrable notes; and

    . the costs and expenses associated with creating a Treasury PEPS Unit.

   An investor that creates a Treasury PEPS Unit, or an investor that settles the purchase contract for cash, and continues to hold the senior deferrable note will continue to receive interest payments on the senior deferrable note until August 16, 2004. The interest rate on the senior deferrable notes will be reset on August 16, 2002 to the rate determined in the remarketing of the senior deferrable notes.

   The return for a PEPS Unit investor may be greater if any proceeds above $50.1250 are received in the remarketing of the senior deferrable note.

                                 RISK FACTORS

   An investment in PEPS Units involves a number of risks. Before deciding to buy any PEPS Units, you should carefully consider the following information, together with the other information in this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference in the accompanying prospectus about risks concerning an investment in PEPS Units.

   Because a PEPS Unit consists of a purchase contract to acquire shares of Georgia-Pacific Group Stock and a senior deferrable note issued by us, you are making an investment decision with regard to the Georgia-Pacific Group Stock and the senior deferrable notes as well as the PEPS Units. You should carefully review the information in this prospectus supplement and the accompanying prospectus about all of these securities.

Risk Factors Relating to the PEPS Units

   You will bear the entire risk of a decline in the price of Georgia-Pacific Group Stock

   The number of shares of Georgia-Pacific Group Stock that you will receive upon the settlement of the purchase contract is not fixed, but rather will depend on the market value of the Georgia-Pacific Group Stock near the time of settlement. Because the price of the Georgia-Pacific Group Stock fluctuates, the aggregate market value of the shares of Georgia-Pacific Group Stock receivable upon settlement of the purchase contract may be more or less than the stated amount of $50 per PEPS Unit. If the market value of the Georgia-Pacific Group Stock near the time of settlement is less than $47.375, the aggregate market value of the shares issuable upon settlement generally will be less than the stated amount of the purchase contract, and your investment in a PEPS Unit will result in a loss. Therefore, you will bear the full risk of a decline in the market value of the Georgia-Pacific Group Stock prior to settlement of the purchase contract.

   You will receive only a portion of any appreciation in the market price of Georgia-Pacific Group Stock

   The aggregate market value of the shares of Georgia-Pacific Group Stock receivable upon settlement of the purchase contract generally will exceed the stated amount of $50 only if the average closing price of the Georgia-Pacific Group Stock over the 20-trading day period ending August 13, 2002 equals or exceeds the "threshold appreciation price" of $57.797 (which represents an appreciation of 22.00% over the "reference price" of $47.375). Therefore, during the period prior to settlement, an investment in a PEPS Unit affords less opportunity for equity appreciation than a direct investment in shares of Georgia-Pacific Group Stock. If the applicable average closing price exceeds the reference price of $47.375 but falls below the threshold appreciation price of $57.797, you will realize no equity appreciation on the Georgia-Pacific Group Stock for the period during which you own the purchase contract. Furthermore, if the applicable average closing price equals or exceeds the threshold appreciation price, you will realize only 81.97% of the equity appreciation for that period above the threshold appreciation price. See "Description of the Purchase Contracts--General" in this prospectus supplement for an illustration of the number of shares of Georgia-Pacific Group Stock that you would receive at various average market prices.

   The market price of Georgia-Pacific Group Stock is unpredictable

   It is impossible to predict whether the market price of the Georgia-Pacific Group Stock will rise or fall. Many factors influence the trading price of the Georgia-Pacific Group Stock. These factors include changes in our financial condition, results of operations and prospects and complex and interrelated political, economic, financial and other factors that can affect the capital markets generally, the stock exchange on which the Georgia-Pacific Group Stock is traded and the market segments of which we are a part.

   The market for the Georgia-Pacific Group Stock likely will influence, and be influenced by, any market that develops for the PEPS Units. For example, investors' anticipation of the distribution into the market of the additional shares of Georgia-Pacific Group Stock issuable upon settlement of the purchase contracts could depress the price of Georgia-Pacific Group Stock and increase their volatility. If the underwriters' over-allotment option is exercised in full, the largest number of shares of Georgia-Pacific Group Stock issuable upon settlement of the purchase contracts would constitute approximately 9% of the Georgia-Pacific Group Stock outstanding as of June 21, 1999. The price of the Georgia-Pacific Group Stock also could be affected by possible sales of the Georgia-Pacific Group Stock by investors who view the PEPS Units as a more attractive means of equity participation in Georgia-Pacific and by hedging or arbitrage trading activity that may develop involving the PEPS Units and the Georgia-Pacific Group Stock.

   The PEPS Units and Treasury PEPS Units provide limited settlement rate adjustments

   The number of shares of the Georgia-Pacific Group Stock issuable upon settlement of each purchase contract is subject to adjustment only for stock splits and combinations, stock dividends and certain other specified transactions. The number of shares of the Georgia-Pacific Group Stock issuable upon settlement of each purchase contract is not subject to adjustment for other events, such as employee stock option grants, offerings of Georgia-Pacific Group Stock for cash or in connection with acquisitions or certain other transactions, which may adversely affect the price of Georgia-Pacific Group Stock. The terms of the PEPS Units do not restrict our ability to offer Georgia-Pacific Group Stock in the future or to engage in other transactions that could dilute the Georgia-Pacific Group Stock. We have no obligation to consider the interests of the holders of the PEPS Units for any reason.

   You have no shareholder rights with respect to Georgia-Pacific Group Stock

   Until you acquire shares of Georgia-Pacific Group Stock upon settlement of your purchase contract, you will have no rights with respect to the shares of Georgia-Pacific Group Stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions (including rights under our restated rights plan) on Georgia-Pacific Group Stock. Upon settlement of your purchase contract, you will be entitled to exercise the rights of a holder of shares of Georgia-Pacific Group Stock only as to actions for which the applicable record date occurs after the settlement date.

   The yield on the PEPS Unit is fixed

   We cannot assure you that the yield on the PEPS Unit will remain higher than the dividend yield on the shares of Georgia-Pacific Group Stock. You will be entitled to receive aggregate quarterly cash distributions at the rate of 7.50% of the stated amount per PEPS Unit per year, consisting of purchase contract payments of $.175 and interest payments on the related senior deferrable note of $3.575. We currently pay cash dividends at the rate of $.50 per share of Georgia-Pacific Group Stock per year (equivalent to 1.06% of the $47.375 reference price per year).

   We will have the option to defer purchase contract payments

   We will have the right to defer payment of all or part of the purchase contract payments on the purchase contracts until no later than the purchase contract settlement date. We will pay additional purchase contract payments on any deferred installments of purchase contract payments at a rate of .35% per year (compounding quarterly) until paid. If the purchase contracts are settled early (at your option) or terminated, you will have no right to receive any accrued deferred purchase contract payments.

   We will also have the option to defer interest payments; if we do, you will have original issue discount income

   If we exercise our right to defer payments of interest on the senior deferrable notes, you would be required to include the stated interest on the senior deferrable notes in gross income, as original issue discount, on a daily economic accrual basis, regardless of your method of accounting. As a result, you would recognize income for United States federal income tax purposes in advance of the receipt of cash attributable to such income, and would not receive the cash until an interest payment is made. See "United States Federal Income Tax Consequences--Senior Deferrable Notes--Interest Income and Original Issue Discount" in this prospectus supplement.

   If we exercise our right to defer payments of interest on the senior deferrable notes, the market price of the PEPS Units is likely to decrease. In addition, the mere existence of the right to defer interest payments may cause the market price of the PEPS Units to be more volatile than the market price of other securities that are not subject to such deferrals.

   Your pledged senior deferrable note will be encumbered by our security interest

   Although you will be the beneficial owner of the underlying pledged senior deferrable note, that pledged senior deferrable note will be pledged with the collateral agent to secure your obligation under the purchase contract. Therefore, for so long as the purchase contract remains in effect, you will not be allowed to withdraw your pledged senior deferrable note from this pledged arrangement, except to create Treasury PEPS Units as described in this prospectus supplement.

   Secondary trading in the PEPS Units, Treasury PEPS Units and the senior deferrable notes may be limited

   It is impossible to predict how the PEPS Units, the Treasury PEPS Units and the senior deferrable notes will trade in the secondary market or whether the market for any of these securities will be liquid or illiquid. There currently is no secondary market for any of these securities, and we cannot assure you as to the liquidity of any trading market that may develop, the ability of holders to sell their securities in that market or whether any such market will continue.

   The PEPS Units have been approved for listing on the New York Stock Exchange under the symbol "GPW". However, listing on the New York Stock Exchange does not guarantee the depth or liquidity of the market for the PEPS Units. If holders of the PEPS Units create Treasury PEPS Units, the liquidity of the PEPS Units could be adversely affected. Moreover, if the number of PEPS Units falls below the New York Stock Exchange's requirement for continued listing (whether as a result of the creation of Treasury PEPS Units or otherwise), the PEPS Units could be delisted from the New York Stock Exchange, or trading in the PEPS Units could be suspended.

   If Treasury PEPS Units are traded to a sufficient extent to meet applicable exchange listing requirements, we will try to list those securities on the same national securities exchanges or associations as the PEPS Units. However, we do not presently plan to list the Treasury PEPS Units or the senior deferrable notes on any securities exchange. The underwriters have advised us that they presently intend to make a market for the PEPS Units, the Treasury PEPS Units and the senior deferrable notes. However, they are not obligated to do so, and they may discontinue any market making at any time.

   The purchase contract agreement is not qualified under the Trust Indenture Act and therefore the obligations of the purchase contract agent are limited

   The purchase contract agreement is not an indenture under the Trust Indenture Act. Therefore, the purchase contract agent will not qualify as a trustee under the Trust Indenture Act, and you will not benefit from the protections of that law, such as disqualification of an indenture trustee for "conflicting interests", provisions preventing an indenture trustee from improving its own position at the expense of the security holders and the requirement that an indenture trustee deliver reports at least annually with respect to the indenture trustee and the securities. Under the terms of the purchase contract agreement, the purchase contract agent will have only limited obligations to you as a holder of the PEPS Unit.

   Delivery of securities subject to potential delay

   The purchase contract will terminate automatically if certain bankruptcy, insolvency or reorganization events occur with respect to us. If the purchase contract terminates upon one of these events, your rights and obligations under your purchase contract also will terminate, including your right to receive accrued purchase contract payments and your obligation to pay for, and your right to receive, shares of Georgia-Pacific Group Stock. Upon termination, you will receive your senior deferrable note or your treasury security. Notwithstanding the automatic termination of the purchase contracts, imposition of an automatic stay under Section 362 of the Bankruptcy Code may delay the delivery to you of your securities being held as collateral under the pledge arrangement.

Risk Factors relating to our capital structure with two separate classes of Common Stock

   You are shareholders of one company and, therefore, financial effects of one group could adversely affect the other

   Holders of Georgia-Pacific Group Stock and Timber Stock are shareholders of a single company. The Georgia-Pacific Group and the Timber Group are not separate entities. As a result, shareholders are subject to all of the risks of an investment in Georgia-Pacific and all of our businesses, assets and liabilities. The assets we attribute to one group could be subject to the liabilities of the other group, whether such liabilities arise from lawsuits, contracts or indebtedness that we attribute to the other group. If we are unable to satisfy one group's liabilities out of the assets we attribute to it, we may be required to satisfy those liabilities with assets we have attributed to the other group.

   Financial effects from one group that affect our consolidated results of operations or financial condition could affect the results of operations or financial condition of the other group and the market price of the other group's Common Stock. In addition, net losses of either group, if any, and dividends and distributions on, or repurchases of, either group's Common Stock, or repurchases of Preferred Stock will reduce the funds we can pay on each class of Common Stock under Georgia law. For these reasons, you should read our consolidated financial information with the financial information we provide for each group.

   Holders of Common Stock will have shareholder rights specific to their group only in limited circumstances

   Holders of Georgia-Pacific Group Stock or Timber Stock generally do not have shareholder rights specific to their corresponding groups. Instead, holders have customary shareholder rights relating to Georgia-Pacific as a whole. For example, holders of Georgia-Pacific Group Stock and Timber Stock vote together as a single voting group to approve a disposition of all or substantially all of the assets of Georgia-Pacific.

   Holders of Georgia-Pacific Group Stock and Timber Stock only have the following rights with respect to their particular group:

  . an opportunity to receive dividends declared by our board of directors based on the available dividend amount for their group;

  . requirements for a mandatory dividend, redemption or conversion upon the disposition of all or substantially all of the assets of their group; and

  . a right to vote on matters as a separate voting group under certain circumstances, as described under "Description of Common Stock--Voting Rights" in the accompanying prospectus.

   Limits exist on voting power of Georgia-Pacific Group Stock

      In circumstances in which the two classes of Common Stock vote together as a single voting group, Timber Stock may not have any influence on the outcome of shareholder voting

   As of the date of this prospectus supplement, the Georgia-Pacific Group Stock has a substantial majority of the combined voting power of the Common Stock. However, except in limited circumstances requiring separate voting group voting, either class of Common Stock that is entitled to more than the number of votes required to approve any shareholder action could control the outcome of a vote--even if the matter involves a divergence or conflict of the interests of the holders of the Georgia-Pacific Group Stock and the Timber Stock. These matters may include mergers and other extraordinary transactions.

      In circumstances in which a separate voting group vote is required, the class of Common Stock with less than majority voting power can block action

   If Georgia law, New York Stock Exchange rules or our board of directors requires a separate vote on a matter by holders of either the Georgia-Pacific Group Stock or the Timber Stock, those holders could prevent approval of the matter--even if the holders of a majority of the total number of votes cast, voting together as a voting group, were to vote in favor of it.

      In circumstances in which the two classes of Common Stock vote together as a single voting group, holders of only one class of Common Stock cannot ensure that their voting power will be sufficient to protect their interests

   Since the relative voting power per share of Georgia-Pacific Group Stock and Timber Stock will fluctuate based on the relative market values of the two classes of Common Stock, the relative voting power of one class of Common Stock could decrease. As a result, holders of shares of only one of the two classes of Common Stock cannot ensure that their voting power will be sufficient to protect their interests where the holders of the two classes of Common Stock vote together as a single voting group.

      Shareholders may not have any remedies for breach of fiduciary duties if any action by directors and officers has a disadvantageous effect on a class of Common Stock

   If the members of our board of directors make a good faith business determination in an informed and deliberate manner, carefully considering the action to be taken, shareholders may not have any remedies if the action or decision of our directors or officers has a disadvantageous effect on the Georgia-Pacific Group Stock or the Timber Stock compared to the other class of Common Stock. However, we are not aware of any Georgia court adjudicating such an action in the context of our capital structure. Accordingly, a Georgia court hearing such a challenge by shareholders may decide differently.

   Stock ownership could cause directors and officers to favor one group over the other group

   Our directors and officers may have stock and option holdings in both the Georgia-Pacific Group Stock and the Timber Stock. Differences in the trading values between the Georgia-Pacific Group Stock and the Timber Stock could cause the relative values of their interests in the two classes of Common Stock to vary significantly. Accordingly, it is possible that our directors and officers could have an incentive to favor one group over the other because of the relative values of their interests.

   Potential conflicts of interest exist between the two classes of Common Stock which may be difficult to resolve by our board of directors or which may be resolved adversely to one of the classes

      Our board of directors may pay more or less dividends on one group's Common Stock than if that group were a separate company

   Subject to the limitations referred to below, our board of directors has the authority to declare and pay dividends on the Georgia-Pacific Group Stock and the Timber Stock in any amount. Our board of directors could, in its sole discretion, declare and pay dividends exclusively on the Georgia-Pacific Group Stock, exclusively on the Timber Stock, or on both, in equal or unequal amounts. The performance of one group may cause our board of directors to pay more or less dividends on the other group's Common Stock than if that other group were a stand-alone corporation. Our board of directors will not be required to consider the amounts of dividends previously declared on each class of Common Stock, the respective voting or liquidation rights of each class of Common Stock or any other factor. In addition, Georgia law and our restated articles of incorporation impose limitations on the amount of dividends which may be paid on each class of Common Stock. For additional information on these limitations, see "Description of Common Stock--Dividends" in the accompanying prospectus and "Dividend Policy" in this prospectus supplement.

   Proceeds of mergers, consolidations or statutory share exchanges may be allocated unfavorably

   Because our restated articles of incorporation do not specify how consideration to be received in a merger, consolidation or statutory share exchange involving Georgia-Pacific will be allocated between the holders of Georgia-Pacific Group Stock and the holders of Timber Stock, our board of directors will make that determination. That determination could favor one group's shareholders at the expense of the other group's shareholders.

   Holders of either class of Common Stock, as well as holders of PEPS Units and Treasury PEPS Units, may be adversely affected by a conversion of one group's Common Stock

   Our board of directors could, in its sole discretion and without shareholder approval, determine to convert shares of Georgia-Pacific Group Stock into shares of Timber Stock, or vice versa, at a 15% premium at any time or at a 10% premium in connection with a disposition of all or substantially all of the assets of the group whose stock is being converted. Any such determination could be made at a time when either or both classes of Common Stock may be considered to be overvalued or undervalued. Any conversion of one class of Common Stock at a premium would dilute the interests in Georgia-Pacific of the holders of the other class of Common Stock. Any conversion would also preclude holders of both classes of Common Stock from retaining their investment in a security that is intended to reflect separately the performance of the relevant group. It would also give holders of shares of the class of Common Stock converted a greater or lesser premium than any premium that might be paid by a third-party buyer of all or substantially all of the assets of the group whose stock is converted. For additional information on the terms and conditions of a conversion of one class of Common Stock into the other, see "Description of Common Stock--Conversion and Redemption" in the accompanying prospectus.

   Allocation of corporate opportunities could favor one group over the other

   Our board of directors may be required to allocate corporate opportunities between the two groups. In some cases, our directors could determine that a corporate opportunity, such as a business that we are acquiring, should be shared by the two groups. These decisions could favor one group at the expense of the other. For additional information on the factors affecting these decisions, see "--Management and Allocation Policies--Review of Corporate Opportunities and Other Matters" in this prospectus supplement.

   Our board of directors may change our management and allocation policies without shareholder approval to the detriment of one group

   Our board of directors may modify or rescind our policies with respect to the allocation of corporate overhead, taxes, debt, interest and other matters, or may adopt additional policies in its sole discretion without shareholder approval. A decision to modify or rescind these policies, or adopt additional policies, could have different effects on holders of Georgia-Pacific Group Stock and holders of Timber Stock or could adversely affect one class of shareholders compared to the other class.

   A group's financing costs may be higher than if the group were a stand-alone company

   The debt costs attributable to the two groups are calculated based on the weighted average interest rate of all of our debt, calculated on a quarterly basis. Expenses related to our debt are reflected in the weighted average interest rate. As a result, changes in the weighted average interest rate of our debt will increase or decrease the interest expense charged to each group. In addition, each group will receive a "benefit" or "detriment" to the extent such weighted average cost is lower or higher, respectively, than the market rate for a hypothetical borrowing of debt by the group if the group were a stand-alone corporation. See "Management and Allocation Policies--Financing" in this prospectus supplement.

   Holders of one group's Common Stock may receive less consideration upon a sale of assets than if the group were a stand-alone company

   Our restated articles of incorporation provide that if we dispose of all or substantially all of the assets of either group, we must, subject to certain exceptions,

  . distribute to holders of that group's Common Stock an amount equal to the net proceeds of the disposition; or

  . convert the outstanding shares of that group's Common Stock into shares of the other group's Common Stock at a 10% premium.

   If the group whose assets are disposed were a separate, independent company and its shares were acquired by another person, certain costs of that disposition, including corporate level taxes, might not be payable in connection with that acquisition. As a result, shareholders of the separate, independent company might receive a greater amount than the net proceeds that would be received by holders of either of our group's Common Stock. In addition, we cannot assure you that the net proceeds per share of either of our group's Common Stock will be equal to or more than the market value per share of such Common Stock prior to or after announcement of a disposition. For additional information on the terms and conditions of a conversion upon a disposition of all or substantially all of the assets of a group, see "Description of Common Stock--Conversion and Redemption--Mandatory Dividend, Redemption or Conversion of Common Stock If Disposition of Group Assets Occurs" in the accompanying prospectus.

   It might be possible for an acquiror to obtain control of Georgia-Pacific by purchasing shares of only one class of Common Stock

   A potential acquiror could acquire control of Georgia-Pacific by acquiring shares of Common Stock having a majority of the voting power of all shares of Common Stock outstanding. Such a majority could be obtained by acquiring a sufficient number of shares of both classes of Common Stock or, if one class of Common Stock has a majority of the voting power, only shares of that class. As of the date of this prospectus supplement, the Georgia-Pacific Group Stock has a substantial majority of the voting power. As a result, as of the date of this prospectus supplement, it might be possible for an acquiror to obtain control of Georgia-Pacific by purchasing only shares of Georgia-Pacific Group Stock.

   Decisions by directors and officers that affect market values could adversely affect voting and conversion rights

   The relative voting power per share of each class of Common Stock and the number of shares of one class of Common Stock issuable upon the conversion of the other class of Common Stock will vary depending upon the relative market values of the Georgia-Pacific Group Stock and the Timber Stock. The market value of either or both classes of Common Stock could be adversely affected by market reaction to decisions by our board of directors or our management that investors perceive to affect differently one class of Common Stock compared to the other. These decisions could involve:

  .  changes to our management and allocation policies;

  .  transfers of assets between the groups;

  . allocations of corporate opportunities and financing resources between the groups; and

  .  changes in dividend policies.

   Provisions governing Georgia-Pacific Group Stock and Timber Stock could discourage a change of control and the payment of a premium for shares

   Our restated rights plan could prevent shareholders from profiting from an increase in the market value of their shares as a result of a change in control of Georgia-Pacific by delaying or preventing a change in control. The existence of two classes of Common Stock could also present complexities and could pose obstacles, financial and otherwise, to an acquiring person. In addition, provisions of Georgia law, our restated articles of incorporation and our bylaws may also deter hostile takeover attempts. For additional information on these provisions, see "Description of Common Stock--Restated Rights Agreement" and "Description of Common Stock--Certain Anti-Takeover Provisions of Georgia Law, Our Restated Articles of Incorporation and Bylaws and Our Restated Rights Agreement" in the accompanying prospectus.

 Recent Clinton Administration proposal could result in taxation on issuance of Common Stock

   A recent proposal by the Clinton Administration would impose a corporate level tax on the issuance of stock similar to the Georgia-Pacific Group Stock and Timber Stock. As proposed by the Clinton Administration, this provision would be effective upon the date of its enactment by Congress. We cannot predict whether this proposal will be enacted by Congress, and, if enacted, whether it will be in the form proposed by the Clinton Administration. If the proposed legislation were enacted, we might be required to combine the two classes of Common Stock which could adversely affect the value of the Georgia-Pacific Group Stock and Timber Stock.

Risk Factors Relating to the Georgia-Pacific Group and the Timber Group

   Provisions relating to our timber and wood fiber supply policy may not reflect those that would have been negotiated between unaffiliated third parties

   Since the separation of our manufacturing and distribution businesses from our timber business, the Georgia-Pacific Group and the Timber Group have conducted their respective businesses pursuant to an operating policy, the "policy". The policy is currently effective through the end of 2000. In 1999, the Georgia-Pacific Group will purchase approximately 62% of the Timber Group's total harvest at prices which approximate market prices. For 2000, the Georgia-Pacific Group has a right of first refusal, exercisable by November 1, 1999, to purchase up to 70% of the Timber Group's total annual harvest from its forests in Southeastern Arkansas and Mississippi and up to 80% of its annual harvest from a majority of the Timber Group's other forests. The Georgia-Pacific Group must purchase, on a take-or-pay basis, at least 50% of the harvest from the Timber Group's Southeastern Arkansas and Mississippi forests and at least 60% of the harvest from the Timber Group's other Southern forests. The purchase price for such wood is set monthly based on the price for all wood of the same species, grade and size purchased by the Georgia-Pacific Group from unaffiliated third parties in the same geographic areas and, in some cases, the price received by the Timber Group for wood sold to third parties. Each party is bound by the policy through 2000, and the sale of manufacturing facilities or forests are subject to the obligations imposed by the policy.

   The Georgia-Pacific Group and the Timber Group presently are negotiating a wood purchase agreement for the year 2001 and for some period of time thereafter. The purchase agreement currently under consideration will set volumes and prices on a forest-by-forest basis, rather than on a nationwide basis for timberlands owned by the Timber Group. This may result in less wood being sold by the Timber Group to Georgia-Pacific Group. There is some risk to the Georgia-Pacific Group as the Timber Group sells more of its available wood to unaffiliated third parties and restructures its ownership of timberland. However, the Georgia-Pacific Group historically has procured on average less than 25% of its wood from timberlands now operated by the Timber Group. The Georgia-Pacific Group believes it can continue to procure adequate wood supplies for its mills at competitive prices despite sales by the Timber Group to third parties.

   The Timber Group's results of operations and financial condition may be materially impacted by purchases and sales of timberland

   We expect the Timber Group to buy and sell timberlands as part of a continuing effort to improve its competitive position. We also expect the Timber Group to use the proceeds from sales of timberlands to:

  . fund the purchase of other timberlands which, due to location or species mix, are more desirable;

  .  reduce debt; or

  . return cash to holders of Timber Stock, either in the form of dividends or stock repurchases.

   The cost of timberland purchases or the proceeds from timberland sales could be material to the results of operations and the financial condition of the Timber Group in a particular quarter.

                                USE OF PROCEEDS

   The net proceeds from the sale of the 15,000,000 PEPS Units, after deducting the underwriters' discounts and commissions and estimated fees and expenses, are expected to be approximately $727,500,000, or $836,625,000 if the underwriters' over-allotment option is exercised in full.

   We will use all of these proceeds to refinance a portion of a $1.0 billion interim term loan, $600 million of which we borrowed on June 30, 1999 and $400 million of which we expect to borrow on July 6, 1999. Borrowings under the interim term loan are being used to finance our acquisition of all of the outstanding shares of Unisource for approximately $840 million and to refinance a portion of Unisource's existing indebtedness. The interim term loan bears interest at a rate equal to one-week LIBOR plus 100 basis points, which was 6.35% on June 30, 1999.

                  PRICE RANGE OF GEORGIA-PACIFIC GROUP STOCK

   Georgia-Pacific Group Stock is listed on the New York Stock Exchange under the symbol "GP". The following table sets forth the range of intra-day high and low sale prices (reflecting the two-for-one stock split of Georgia-Pacific Group Stock effected June 3, 1999), as reported on the New York Stock Exchange Composite Tape:

                                                            Price Range
                                                            ----------------
                                                            High       Low
                                                            ------    ------
      1997
        Fourth Quarter(1).................................. $  32     $  29 1/2
      1998
        First Quarter......................................    35         26
        Second Quarter.....................................   40 1/2     27 11/32
        Third Quarter......................................   30 1/4     18 11/16
        Fourth Quarter.....................................    30         22
      1999
        First Quarter......................................    41        29 11/32
        Second Quarter(2)..................................   54 1/8     38 9/32

--------
(1) Trading began December 17, 1997.
(2) Through June 30, 1999.

   On June 30, 1999, the last reported sale price of Georgia-Pacific Group Stock on the New York Stock Exchange was $47 3/8 per share.

                                DIVIDEND POLICY

   Our board of directors has adopted a dividend policy pursuant to which we presently pay a quarterly dividend of $.1250 per share on the Georgia-Pacific Group Stock and $.25 per share on the Timber Stock. The relative dividends on the Georgia-Pacific Group Stock and the Timber Stock are based upon each group's relative contribution to the earnings of Georgia-Pacific and on a number of other factors, including:

  . the number of each group's shares outstanding;

  . their respective cash flows;

  . volatility of earnings; and

  . our ability to satisfy our debt obligations and other fixed charges.

   Our board of directors does not currently intend to change the above-described dividend policy but reserves the right to do so at any time based primarily on the financial condition, results of operations and business requirements of the respective groups and of Georgia-Pacific as a whole.

   Future dividends on Georgia-Pacific Group Stock and Timber Stock will be payable when, as and if declared by our board of directors out of the lesser of:

  . all assets of Georgia-Pacific legally available for the payment of dividends; and

  . the amount calculated under the definition of that group's available dividend amount contained in our restated articles of incorporation.

   For additional information on the amount available for paying dividends on Georgia-Pacific Group Stock and Timber Stock, see "Description of Common Stock--Dividends" in the accompanying prospectus.

                                CAPITALIZATION

   The following table sets forth the unaudited consolidated capitalization of Georgia-Pacific at April 3, 1999 (1) on an actual basis and (2) as adjusted for the PEPS Units offering and the application of the net proceeds therefrom. This table should be read in conjunction with the consolidated financial statements incorporated by reference in the accompanying prospectus.

                                                           April 3, 1999
                                                     --------------------------
                                                                As adjusted
                                                             for the PEPS Units
                                                     Actual       offering
                                                     ------  ------------------
                                                           (In millions)
Senior deferrable notes............................. $  --         $  750
Long-term debt, excluding current portion(1)........  4,112         4,112
Shareholders' equity:
 Common Stock.......................................     75            75
  Georgia-Pacific Group Stock, par value $.80;
   400,000,000
   shares authorized; 93,824,000 shares issued(2)
  Timber Stock par value $.80; 250,000,000
   shares authorized; 92,893,000 shares issued
  Treasury Stock, at cost 7,932,000 shares of
   Georgia-Pacific
   Group Stock and 7,113,700 shares of Timber
   Stock............................................   (615)         (615)
 Additional paid-in capital.........................  1,444         1,418
 Retained earnings..................................  2,280         2,280
 Accumulated other comprehensive income.............    (39)          (39)
                                                     ------        ------
  Total shareholders' equity........................  3,145         3,119
                                                     ------        ------
    Total capitalization............................ $7,257        $7,981
                                                     ======        ======

--------
(1) Does not reflect indebtedness that we have incurred in connection with our acquisition of Unisource, including a $1.0 billion interim term loan, borrowings under which are being used to finance the purchase price of Unisource and to refinance a portion of Unisource's existing indebtedness. We will use the net proceeds from the sale of PEPS Units offered hereby to repay a portion of the interim term loan. We intend to repay the balance of the interim term loan through borrowings under uncommitted lines of credit supported by our senior credit facility that we expect to refinance. Also does not reflect indebtedness that the partnership to be formed in connection with the Chesapeake transaction may incur to finance the initial $730 million cash distribution to Chesapeake.

(2) Does not reflect the two-for-one stock split of Georgia-Pacific Group Stock effective June 3, 1999.

                             ACCOUNTING TREATMENT

   The purchase contracts are forward transactions in Georgia-Pacific Group Stock. Upon settlement of a purchase contract, we will receive the stated amount of $50 on the purchase contract and will issue the requisite number of shares of Georgia-Pacific Group Stock. The stated amount received will be credited to shareholders' equity and allocated between Georgia-Pacific Group Stock and additional paid-in capital accounts. The present value of the purchase contract payments will initially be charged to equity, with a credit to liabilities.

   Prior to the issuance of shares of Georgia-Pacific Group Stock upon settlement of the purchase contracts, the PEPS Units will be reflected in our earnings per share calculations using the treasury stock method. Under this method, the number of shares of Georgia-Pacific Group Stock used in calculating earnings per share is deemed to be increased by the excess, if any, of the number of shares issuable upon settlement of the purchase contracts over the number of shares that could be purchased by us in the market (at the average market price during the period) using the proceeds receivable upon settlement. Consequently, we expect there will be no dilutive effect on our earnings per share except during periods when the average market price of a share of Georgia-Pacific Group Stock is above the threshold appreciation price.

                      MANAGEMENT AND ALLOCATION POLICIES

   Because the Georgia-Pacific Group and the Timber Group are each a part of a single company, our board of directors and management have established policies designed to highlight the separate performance of each of the Georgia-Pacific Group and the Timber Group and to allow each group to focus on its own business strategy and financial model. These policies establish guidelines to help us to allocate costs and charges between the two groups on an objective basis and to ensure that transactions between the Georgia-Pacific Group and the Timber Group are made on terms that approximate the terms that could be obtained from unaffiliated third parties.

Policies Subject to Change Without Shareholder Approval

   Our board of directors may modify or rescind these policies, or may adopt additional policies, in its sole discretion without shareholder approval. A decision to modify or rescind these policies, or adopt additional policies, could have different effects on holders of Georgia-Pacific Group Stock and holders of Timber Stock or could result in a benefit or detriment to one class of shareholders compared to the other class. Our board of directors would make any such decision in accordance with its good faith business judgment that such decision is in the best interests of Georgia-Pacific.

Timber and Wood Fiber Supply

   Since the separation of our manufacturing and distribution businesses from our timber business, the Georgia-Pacific Group and the Timber Group have conducted their respective businesses pursuant to an operating policy, the "policy". The policy is currently effective through the end of 2000. In 1999, the Georgia-Pacific Group will purchase approximately 62% of the Timber Group's total harvest at prices which approximate market prices. For 2000, the Georgia-Pacific Group has a right of first refusal, exercisable by November 1, 1999, to purchase up to 70% of the Timber Group's total annual harvest from its forests in Southeastern Arkansas and Mississippi and up to 80% of its annual harvest from a majority of the Timber Group's other forests. The Georgia-Pacific Group must purchase, on a take-or-pay basis, at least 50% of the harvest from the Timber Group's Southeastern Arkansas and Mississippi forests and at least 60% of the harvest from the Timber Group's other Southern forests. The purchase price for such wood is set monthly based on the price for all wood of the same species, grade and size purchased by the Georgia-Pacific Group from unaffiliated third parties in the same geographic areas and, in some cases, the price received by the Timber Group for wood sold to third parties. Each party is bound by the policy through 2000, and the sale of manufacturing facilities or forests are subject to the obligations imposed by the policy.

   The Georgia-Pacific Group and the Timber Group presently are negotiating a wood purchase agreement for the year 2001 and for some period of time thereafter. The purchase agreement currently under consideration will set volumes and prices on a forest-by-forest basis, rather than on a nationwide basis for timberlands owned by the Timber Group. This may result in less wood being sold by the Timber Group to Georgia-Pacific Group. There is some risk to the Georgia-Pacific Group as the Timber Group sells more of its available wood to unaffiliated third parties and restructures its ownership of timberland. However, the Georgia-Pacific Group historically has procured on average less than 25% of its wood from timberlands now operated by the Timber Group. The Georgia-Pacific Group believes it can continue to procure adequate wood supplies for its mills at competitive prices despite sales by the Timber Group to third parties.

   These prices are intended to approximate prices negotiated between unaffiliated third parties in the open market:

  . the purchase price for the wood harvested from the Timber Group's
    Southeastern Arkansas and Mississippi forests is set monthly based on the average of the price for all wood of the same species, grade and size purchased by the Georgia-Pacific Group from unaffiliated third parties in the same geographic area, and the price received by the Timber Group for wood of the same species, grade and size harvested from the same forests and sold to unaffiliated third parties, plus a premium representing the benefit to the Georgia-Pacific Group of having access to a committed quantity of high quality timber and wood fiber in close proximity to its mills and plants;

  . the purchase price for the wood harvested from the Timber Group's other
    Southern forests is set monthly based on the price for all wood fiber of the same species, grade and size purchased by the Georgia-Pacific Group from unaffiliated third parties in the same geographic areas, plus a premium representing the benefit to the Georgia-Pacific Group of having access to a committed quantity of high quality timber and wood fiber in close proximity to its mills; and

  . the purchase price for the wood harvested from the Timber Group's
    Northeast, Wisconsin, West Virginia and Pacific Northwest forests and sold under the policy is established without a formula through negotiations based upon each party's perception of the actual market value of the wood.

Returns to Shareholders

   Our board of directors has adopted a policy that we will only use earnings and cash flows generated from the businesses of the Georgia-Pacific Group or the Timber Group for:

  . reinvestment in the business of the group generating such earnings and related cash flow,

  . repayment of that group's debt; or

  . payment of dividends on, or the repurchase of shares of, that group's
    Common Stock.

We will not loan funds of one group to the other group or otherwise invest the funds of one group in the business of the other group.

   We may only make repurchases of shares of Georgia-Pacific Group Stock or Timber Stock in the open market or in private transactions so long as:

  . Georgia-Pacific's debt is below $6.8 billion;

  . Georgia-Pacific Group's debt is below $5.8 billion, if we are repurchasing Georgia-Pacific Group Stock; and

  . Timber Group's debt is below $1.0 billion, if we are repurchasing Timber
    Stock.

The debt levels of Georgia-Pacific or either of the groups may from time to time be above or below these thresholds, depending on operating and financial considerations.

Financing

   The debt costs attributable to the Georgia-Pacific Group and the Timber Group are calculated based on the weighted average interest rate of all of our debt calculated on a quarterly basis. Expenses related to our debt are reflected in the weighted average interest rate. Each group's debt increases or decreases by the amount of any net cash generated by, or required to fund, the group's operating activities, dividend payments, share repurchases and other financing activities. We charge interest to each group based on the amount of the group's debt. We reflect changes in the cost of our debt in adjustments in the weighted average cost of the debt. We charge dividend costs in respect of Preferred Stock and Junior Preferred Stock in a similar manner.

Capital Spending

   The Georgia-Pacific Group's annual cash flows are generally sufficient to allow it to maintain its current capital spending level of approximately $750 million per year. The Timber Group's annual cash flows are sufficient to finance its normal capital spending programs which are expected to approximate $50 million in 1999. The Timber Group's cash flows should also permit it to make additional capital expenditures and selected acquisitions of timberlands and other assets.

   Our board of directors will make any decision to fund capital expenditures or capital investments in excess of the cash flows of the respective groups in its good faith business judgment, based on all relevant circumstances, including:

  . the financing and investing needs and objectives of each group;

  . the availability and cost of alternative financing;

  . the existence of alternative investment opportunities for the Georgia-
    Pacific Group and the Timber Group; and

  . the analysis of our board of directors of the desirability of making the investment or acquisition.

Fiduciary and Management Responsibilities

   Under Georgia law, a director or officer will be deemed to have satisfied his or her fiduciary duties to Georgia-Pacific and our shareholders if that person acts in a manner which he or she believes in good faith to be in the best interests of Georgia-Pacific and with the care that an ordinarily prudent person in a like position would exercise under similar circumstances. Our board of directors and our chief executive officer, in establishing policies with regard to intracompany matters such as the sale of timber and wood fiber and allocations of assets, liabilities, debt, corporate overhead, taxes, interest and other matters, will consider various factors and information which could be beneficial or detrimental to the shareholders of the respective groups and will make determinations in the best interests of Georgia-Pacific.

   We have separate management teams for each group to ensure that the efforts of each team of managers are focused solely on the business and operations for which they have responsibility.

   To further our objective that directors remain impartial notwithstanding their equity ownership interests in the Georgia-Pacific Group and the Timber Group, our board of directors has adopted a policy pursuant to which the equity component of the annual compensation payable to each non-employee director is a grant of restricted stock under our Outsider Directors Stock Plan, consisting of a substantially equal number of shares of each of Georgia-Pacific Group Stock and Timber Stock. Because of the differences in trading values between the Georgia-Pacific Group Stock and the Timber Stock, the actual value of the shares of Georgia-Pacific Group Stock and Timber Stock held by directors vary significantly. See "Risk Factors--Risk Factors relating to our capital structure with two classes of Common Stock--Stock ownership could cause directors and officers to favor one group over the other group" in this prospectus supplement.

Review of Corporate Opportunities and Other Matters

   Our board of directors will review any significant matter which involves the allocation of a corporate opportunity to either the Georgia-Pacific Group or the Timber Group. Georgia law requires our board of directors to make its determination with regard to the allocation of any such opportunity in accordance with its good faith business judgment of the best interests of Georgia-Pacific. Among the factors that our board of directors may consider in making this allocation is:

  . whether a particular corporate opportunity is principally related to the business of the Georgia-Pacific Group or the Timber Group;

  . whether one group, because of its managerial or operational expertise, will be better positioned to undertake the corporate opportunity;

  . existing contractual agreements and restrictions; and

  . other matters.

   Our board of directors also will review:

  . the allocation of significant tax benefits or charges to either the Georgia-Pacific Group or the Timber Group;

  . the allocation of significant liabilities to either the Georgia-Pacific
    Group or the Timber Group;

  . the write-off of significant assets; and

  . any actions which would significantly affect the groups' access to Georgia-Pacific's credit.

Competition Between Groups

   Neither the Georgia-Pacific Group nor the Timber Group will compete in each other's principal businesses, except that from time to time the Georgia-Pacific Group may sell in the open market excess timber or wood fiber acquired from the Timber Group or from third parties but not needed by nearby Georgia-Pacific Group facilities.

Financial Statements; Allocation Matters

   We prepare financial statements in accordance with generally accepted accounting principles, consistently applied, for the Georgia-Pacific Group and the Timber Group. These financial statements, taken together, comprise all of the accounts included in our consolidated financial statements. The financial statements of each of the Georgia-Pacific Group and the Timber Group reflect the financial condition, results of operations and cash flows of the businesses included in the corresponding group.

   Group financial statements also include allocated portions of debt, interest, corporate overhead and taxes. We will make these allocations for the purpose of preparing each group's financial statements; however, holders of Georgia-Pacific Group Stock and Timber Stock continue to be subject to all of the risks associated with an investment in Georgia-Pacific and all of our businesses, assets and liabilities. For additional information in these risks, see "Risk Factors--Risk Factors relating to our capital structure with two classes of Common Stock--You are shareholders of one company and, therefore, financial effects of one group could adversely affect the other" in this prospectus supplement.

   In addition to allocating debt and interest as described under "Financing" of this prospectus supplement, our board of directors has adopted the following allocation policies, each of which is reflected in the financial statements of the respective groups:

  . Corporate Overhead. We will directly charge specifically identified costs for certain general and administrative expenses to the Georgia-Pacific Group and the Timber Group based upon the use of such corporate overhead. Where determinations based on use alone are not practical, we will use other methods and criteria to provide a reasonable allocation of the cost attributable to the groups. Such allocated corporate overhead includes executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning, information systems support and environmental services.

  . Taxes. We will determine the federal income tax provisions of Georgia-
    Pacific and its subsidiaries which own assets allocated between the groups on a consolidated basis. We will allocate consolidated federal income tax provisions and related tax payments or refunds between the groups based principally on the taxable income and tax credits directly attributable to each group. These allocations will reflect each group's contribution, whether positive or negative, to Georgia-Pacific's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. We will credit tax benefits to the group generating those benefits if those benefits can be used on a consolidated basis. Inter-group transactions are treated as if each group were a stand-alone company.

   We will determine the state and local income tax provisions on a consolidated or combined basis or on a separate corporation basis, depending on the tax laws of the respective jurisdictions. We will allocate state and local income tax provisions and related tax payments or refunds determined on a consolidated or combined basis between the groups based on their respective contributions to these consolidated or combined state and local taxable incomes. We will allocate state and local income tax provisions and related tax payments or refunds determined on a separate corporation basis between the groups in a manner designed to reflect the respective contributions of the groups to the corporation's separate state or local taxable income.

                         DESCRIPTION OF THE PEPS UNITS

   The following description sets forth some of the terms of the PEPS Units. It supplements the description of the stock purchase units in the accompanying prospectus and, to the extent it is inconsistent with the prospectus, replaces the description in the prospectus. The terms of the PEPS Units will include those set forth in the purchase contract agreement between the purchase contract agent and us. The following summary of some of the terms of the PEPS Units and the summary of some of the terms of the purchase contracts, the purchase contract agreement, the pledge agreement and the senior deferrable notes set forth under the captions "Description of the Purchase Contracts", "Certain Provisions of the Purchase Contracts, the Purchase Contract Agreement and the Pledge Agreement" and the "Description of the Senior Deferrable Notes" in this prospectus supplement contain a description of all of their material terms but are not complete. We refer you to the forms of the purchase contract, the purchase contract agreement, the pledge agreement and the senior deferrable notes that have been filed as exhibits to the Registration Statement.

PEPS Units

   Each PEPS Unit offered hereby is a unit initially consisting of:

  . a purchase contract under which (1) the holder will purchase from us on August 16, 2002, the "purchase contract settlement date", or upon early settlement, for $50, a number of shares of Georgia-Pacific Group Stock equal to the settlement rate described below under "Description of the Purchase Contracts--General" and (2) we will pay purchase contract payments to the holder at a rate of .35% per year, paid quarterly; and

  . a senior deferrable note due August 16, 2004 bearing interest at a rate of 7.15% per year prior to August 16, 2002, and at a reset rate that will be equal to or greater than 7.15% per year after that date, paid quarterly, subject to our right to defer interest payments, as described under "Description of the Senior Deferrable Notes--Option to Defer Interest Payments".

   The senior deferrable note will be pledged to the collateral agent under the pledge agreement to secure the holder's obligation under the related purchase contract to purchase shares of Georgia-Pacific Group Stock.

   The purchase price of each PEPS Unit will be allocated between the purchase contract and the senior deferrable note comprising the PEPS Unit in proportion to their respective fair market values at the time of purchase. We expect that, at the date of issuance of the PEPS Units, the fair market value of each purchase contract will be $0 and the fair market value of each senior deferrable note will be $50. This position generally will be binding on each beneficial owner of a PEPS Unit (but not on the Internal Revenue Service). See "United States Federal Income Tax Consequences--PEPS Unit--Allocation of Purchase Price" in this prospectus supplement.

Creating Treasury PEPS Units by Substituting a Treasury Security for Senior Deferrable Notes

   Each holder of 20 PEPS Units may create 20 Treasury PEPS Units by substituting for the senior deferrable notes that are a part of the PEPS Units a treasury security with a principal amount at maturity equal to $1,000.

   Each Treasury PEPS Unit will be a unit consisting of:

  . a purchase contract under which (1) the holder will purchase from us on the purchase contract settlement date, or upon early settlement, for $50, a number of shares of Georgia-Pacific Group Stock equal to the settlement rate and (2) we will pay purchase contract payments to the holder; and

  . a 1/20 undivided beneficial ownership interest in a related zero-coupon
    U.S. treasury security (CUSIP No. 912820BE6) with a principal amount at maturity equal to $1,000 and maturing on August 15, 2002, the business day preceding the purchase contract settlement date.

The term "business day" means any day other than Saturday or Sunday or a day on which banking institutions in New York City are authorized or required by law or executive order to remain closed or a day on which The Bank of New York, acting as trustee with respect to the senior deferrable notes (the "senior trustee") is closed for business.

   The treasury security will be pledged under the pledge agreement to secure the holder's obligation to purchase shares of Georgia-Pacific Group Stock under the purchase contract.

   Holders of PEPS Units may create Treasury PEPS Units at any time prior to or on August 7, 2002, the seventh business day prior to the purchase contract settlement date. Because the treasury security is issued in integral multiples of $1,000, holders of PEPS Units may create Treasury PEPS Units only in integral multiples of 20.

   To create 20 Treasury PEPS Units, a holder is required to:

  . deposit with the securities intermediary a zero-coupon U.S. treasury security (CUSIP No. 912820BE6) with a principal amount at maturity equal to $1,000 and maturing on August 15, 2002; and

  . transfer to the purchase contract agent 20 PEPS Units, accompanied by a notice stating that the holder of the PEPS Units has deposited a treasury security with the securities intermediary and requesting that the purchase contract agent instruct the collateral agent to release the related 20 senior deferrable notes.

   Upon receiving instructions from the purchase contract agent and confirmation of receipt of the treasury security by the securities intermediary, the collateral agent will cause the securities intermediary to release the related 20 senior deferrable notes from the pledge and deliver them to the purchase contract agent, on behalf of the holder, free and clear of our security interest. The purchase contract agent then will:

  . cancel the 20 PEPS Units;

  . transfer the related 20 senior deferrable notes to the holder; and

  . deliver 20 Treasury PEPS Units to the holder.

   The treasury security will be substituted for the senior deferrable notes and will be pledged to the collateral agent to secure the holder's obligation to purchase shares of Georgia-Pacific Group Stock under the related purchase contracts. These senior deferrable notes thereafter will trade separately from the Treasury PEPS Units.

   Holders who create Treasury PEPS Units or recreate PEPS Units (as discussed below) will be responsible for any fees or expenses payable to the collateral agent in connection with substitutions of collateral. See "Certain Provisions of the Purchase Contracts, the Purchase Contract Agreement and the Pledge Agreement--Miscellaneous" in this prospectus supplement.

Recreating PEPS Units

   Each holder of Treasury PEPS Units may recreate PEPS Units by:

  . depositing with the securities intermediary 20 senior deferrable notes;
    and

  . transferring to the purchase contract agent 20 Treasury PEPS Units, accompanied by a notice stating that such holder has deposited 20 senior deferrable notes with the securities intermediary and requesting that the purchase contract agent instruct the collateral agent to release the related treasury security.

   Upon receiving instructions from the purchase contract agent and confirmation of receipt of the senior deferrable notes by the securities intermediary, the collateral agent will cause the securities intermediary to release the related treasury security from the pledge and deliver it to the purchase contract agent, on behalf of the holder, free and clear of our security interest therein. The purchase contract agent then will:

  . cancel the 20 Treasury PEPS Units;

  . transfer the related treasury security to the holder; and

  . deliver 20 PEPS Units to the holder.

   Holders of Treasury PEPS Units may recreate PEPS Units at any time prior to or on August 7, 2002, the seventh business day prior to the purchase contract settlement date.

Current Payments

   Holders of PEPS Units will be entitled to receive aggregate cash distributions at a rate of 7.50% of the stated amount and issue price of $50 per year from and after July 7, 1999, payable quarterly in arrears, subject to increase as described under "Description of the Purchase Contracts--Purchase Contract Payments" in this prospectus supplement. The quarterly payments on the PEPS Units will consist of (1) purchase contract payments at the rate of
 .35% of the stated amount per year and (2) interest on the related senior deferrable note, payable at the rate of 7.15% of the principal amount per year. We may defer payment of either or both purchase contract payments or interest payments.

   If a holder of PEPS Units creates Treasury PEPS Units by substituting a treasury security for the senior deferrable notes, the only payments that such holder will receive will be the quarterly purchase contract payments. In lieu of payments with respect to any senior deferrable note, original issue discount will accrue on the related treasury security.

Listing of the PEPS Units and the Treasury PEPS Units

   The PEPS Units have been approved for listing on the New York Stock Exchange under the symbol "GPW". If Treasury PEPS Units are created and then traded to a sufficient extent that applicable exchange listing requirements are met, we will try to list them on the national securities exchanges or associations on which the PEPS Units are then listed or quoted. We do not intend to list the senior deferrable notes on any securities exchange.

Miscellaneous

   We may purchase from time to time any of the PEPS Units offered hereby that are then outstanding by tender, in the open market or by private agreement.

                     DESCRIPTION OF THE PURCHASE CONTRACTS

General

   Each purchase contract that is a part of a PEPS Unit will obligate its holder to purchase, and us to sell, on the purchase contract settlement date (unless the purchase contract terminates prior to that date or is settled early at the holder's option), a number of shares of Georgia-Pacific Group Stock equal to the settlement rate, for $50 in cash. The number of shares of Georgia-Pacific Group Stock issuable upon settlement of each purchase contract on the purchase contract settlement date will be determined as follows (subject to adjustment as described under "--Anti-Dilution Adjustments" below):

  . If the applicable market value is equal to or greater than the threshold appreciation price of $57.797, then each purchase contract will be settled for .8651 shares. (The reference price will equal the closing price of Georgia-Pacific Group Stock on the date of this prospectus supplement, subject to anti-dilution adjustments, the "reference price". The threshold appreciation price represents an appreciation of 22.00% above the reference price of $47.375.)

  . If the applicable market value is less than the threshold appreciation price but greater than the reference price, then each purchase contract will be settled for a number of shares having a value, based on the average applicable market value, equal to $50.

  . If the applicable market value is less than or equal to the reference price, then each purchase contract will be settled for 1.0554 shares of Georgia-Pacific Group Stock.

   For illustrative purposes only, the following table shows the number of shares of Georgia-Pacific Group Stock issuable upon settlement of each purchase contract at various assumed applicable market values. The table assumes that there will be no adjustments to the settlement rate described under "--Anti-Dilution Adjustments" below. We cannot assure you that the actual applicable market value will be within the range set forth below. Given the reference price of $47.375 and the threshold appreciation price of $57.797, a holder of a PEPS Unit would receive on the purchase contract settlement date the following number of shares of Georgia-Pacific Group Stock:

                                                                  Number of
            Applicable                                            Shares of
              Market                                           Georgia-Pacific
              Value                                              Group Stock
            ----------                                         ---------------
            $40.000                                                1.0554
            $47.375                                                1.0554
            $52.000                                                 .9615
            $57.797                                                 .8651
            $60.000                                                 .8651

   As the above table illustrates, if, on the purchase contract settlement date, the applicable market value is greater than or equal to $57.797, we will be obligated to deliver .8651 shares of Georgia-Pacific Group Stock for each purchase contract. As a result, the holder would receive 81.97% of the appreciation in the market value of the shares of Georgia-Pacific Group Stock above $57.797. If, on the purchase contract settlement date, the applicable market value is less than $57.797 but greater than $47.375, we will be obligated to deliver a number of shares of Georgia-Pacific Group Stock having a value, based on the applicable market value, equal to $50 and we would retain all appreciation in the market value of the shares of Georgia-Pacific Group Stock for that period. If, on the purchase contract settlement date, the applicable market value is less than or equal to $47.375, we will be obligated to deliver 1.0554 shares of Georgia-Pacific Group Stock for each purchase contract, regardless of the market price of the shares of Georgia-Pacific Group Stock. As a result, the holder would realize the entire loss on the decline in market value of the shares of Georgia-Pacific Group Stock for that period.

   The term "applicable market value" means the average of the closing prices of the shares of Georgia- Pacific Group Stock on each of the 20 consecutive trading days ending on August 13, 2002, the third business day prior to the purchase contract settlement date.

   The term "closing price" of the shares of Georgia-Pacific Group Stock means, on any date of determination (1) the closing sale price (or, if no closing sale price is reported, the last reported sale price) of the shares of Georgia-Pacific Group Stock on the New York Stock Exchange on such date or, if the shares of Georgia-Pacific Group Stock are not listed for trading on the New York Stock Exchange on any such date, as reported in the composite transactions for the principal United States securities exchange on which the shares of Georgia-Pacific Group Stock are so listed, or if the shares of Georgia-Pacific Group Stock are not so listed on a United States national or regional securities exchange, as reported by the NASDAQ Stock Market, Inc., or
(2) if the shares of Georgia-Pacific Group Stock are not so reported, the last quoted bid price for the shares of Georgia-Pacific Group Stock in the over-the-counter market as reported by the National Quotation Bureau or a similar organization, or, if such bid price is not available, the average of the mid-point of the last bid and ask prices of the shares of Georgia-Pacific Group Stock on such date from at least three nationally recognized independent investment banking firms retained for this purpose by us.

   The term "trading day" means a day on which the shares of Georgia-Pacific Group Stock (1) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (2) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the shares of Georgia-Pacific Group Stock.

   If we (1) sell all of the assets of the Georgia-Pacific Group and decide to redeem all of the shares of the Georgia-Pacific Group Stock, as set forth under "Description of Common Stock--Conversion and Redemption--Mandatory Dividend, Redemption or Conversion of Common Stock If Disposition of Group Assets Occurs", or (2) redeem all of the shares of the Georgia-Pacific Group Stock for shares of common stock of one or more of our wholly owned subsidiaries which own all of the assets and liabilities attributed to the Georgia-Pacific Group, as set forth under "Description of Common Stock-- Conversion and Redemption--Redemption in Exchange for Stock of Subsidiary", the purchase contract settlement date and the remarketing date will be accelerated to a date prior to the record date for such redemption.

   No fractional shares of Georgia-Pacific Group Stock will be issued by us upon settlement of a purchase contract. In lieu of a fractional share, the holder will receive an amount of cash equal to such fraction multiplied by the applicable market value. If, however, a holder surrenders for settlement at one time more than one purchase contract, then the number of shares of Georgia-Pacific Group Stock issuable pursuant to such purchase contracts will be computed based upon the aggregate number of purchase contracts surrendered.

   Prior to the settlement of a purchase contract, the shares of Georgia-Pacific Group Stock underlying the purchase contract will not be outstanding, and the holder of the purchase contract will not have any voting rights, rights to dividends or other distributions or other rights (including under our restated rights plan) of a holder of Georgia-Pacific Group Stock by virtue of holding such purchase contract.

   By purchasing a PEPS Unit or a Treasury PEPS Unit, a holder will be deemed to have:

  . irrevocably authorized the purchase contract agent as attorney-in-fact to enter into and perform that holder's obligations under the related purchase contract on behalf of such holder;

  . agreed to be bound by the terms and provisions of the related purchase contract;

  . irrevocably authorized the purchase contract agent as attorney-in-fact to enter into and perform that holder's obligations under the pledge agreement on behalf of such holder; and

  . agreed to be bound by the pledge arrangement contained in the pledge agreement.

   In addition, each such holder will be deemed to have agreed to treat itself as the owner of the related senior deferrable note or treasury security, as the case may be, for United States federal, state and local income and franchise tax purposes.

Settlement through Remarketing

   PEPS Unit holders who fail to notify the purchase contract agent, prior to or on August 7, 2002, the seventh business day prior to the purchase contract settlement date, of their intention to effect settlement of the related purchase contracts with cash in the manner described under "--Notice to Settle with Cash", or who so notify the purchase contract agent but fail to deliver such cash prior to or on August 9, 2002, the fifth business day prior to the purchase contract settlement date, will have their senior deferrable notes remarketed on August 13, 2002, the third business day prior to the purchase contract settlement date. (These PEPS Unit holders will join the holders of senior deferrable notes who have elected to have their senior deferrable notes remarketed.)

   Pursuant to the remarketing agreement between the remarketing agent and us (the "remarketing agreement"), the remarketing agent will use its reasonable efforts to remarket such senior deferrable notes on the remarketing date. If the remarketing agent determines that it will not be able to remarket all the senior deferrable notes tendered or deemed tendered for a purchase price of at least $50.1250 per senior deferrable note immediately prior to remarketing, then the remarketing agent will increase the interest rate on the senior deferrable notes so that the market value will be equal to $50.1250 per senior deferrable note at the time of the remarketing. Of the proceeds from the remarketing of the senior deferrable notes that are a part of the PEPS Units, $50 will automatically be applied to satisfy in full such PEPS Unit holder's obligations to purchase shares of Georgia-Pacific Group Stock under the related purchase contracts and $.1250 will automatically be applied to pay the remarketing agent for its services in connection with the remarketing. Any proceeds above $50.1250 per senior deferrable note will be delivered to the respective PEPS Unit holder. These excess proceeds will be paid to the PEPS Unit holders at the same time we pay the final purchase contract payment. See "Description of the Senior Deferrable Notes--Interest Rate Reset by Remarketing" in this prospectus supplement.

   If the remarketing agent cannot remarket the senior deferrable notes, a "failed remarketing" will occur. If you are a PEPS Unit holder who did not settle your purchase contract early, we will be entitled to exercise our rights as a secured party and, subject to applicable law, retain the senior deferrable note pledged as collateral under the pledge agreement or sell it in one or more private sales. In either case, the obligations of the holders under the related purchase contracts would be satisfied in full. If we exercise our rights as a secured creditor, we will pay any accrued and unpaid interest on such senior deferrable notes in cash to the purchase contract agent for payment to the holders of the PEPS Units of which such senior deferrable notes are a part. We will cause a notice of such failed remarketing to be published on August 14, 2002, the second business day prior to the purchase contract settlement date in a daily newspaper in the English language of general circulation in New York City, which is expected to be The Wall Street Journal, and on Bloomberg News.

   In the event of a failed remarketing, if you are a holder of a senior deferrable note that is not a part of a PEPS Unit, such as a PEPS Unit holder who settled the purchase contract early or a Treasury PEPS Unit holder, the interest rate on your senior deferrable note will be set at the applicable rate set forth under "Description of the Senior Deferrable Notes--Interest Rate Reset by Remarketing--Failed Remarketing".

   As long as the PEPS Units, the Treasury PEPS Units or the senior deferrable notes are evidenced by one or more global security certificates deposited with The Depository Trust Company ("DTC"), we will request, not later than 15 nor more than 30 calendar days prior to the remarketing date, that DTC notify its participants holding PEPS Units, Treasury PEPS Units or senior deferrable notes of such remarketing and of the procedures to be followed for settlement with cash. See "--Book-Entry System" in this prospectus supplement and "Book-Entry Issuance" in the accompanying prospectus. We have agreed that, if required under the U.S. federal securities laws, we will try to have in effect a registration statement covering the senior deferrable notes to be remarketed in a form that the remarketing agent may use in connection with the remarketing process.

Notice to Settle with Cash

   A holder of a PEPS Unit or a Treasury PEPS Unit wishing to settle the related purchase contract with cash must notify the purchase contract agent by delivering a "Notice to Settle by Cash" prior to or on 5:00 p.m., New York City time, on August 7, 2002, the seventh business day prior to the purchase contract settlement date.


   Such holder must deliver to the securities intermediary cash payment in the form of a certified or cashier's check or by wire transfer, in each case in immediately available funds payable to or upon the order of the securities intermediary. Such payment must be delivered prior to 11:00 a.m., New York City time, on August 9, 2002, the fifth business day prior to the purchase contract settlement date, in the case of a PEPS Unit.

   Upon receipt of such cash payment, the related senior deferrable note or treasury security, as the case may be, will be released from the pledge arrangement and transferred to the purchase contract agent for distribution to the holder of the related PEPS Unit or Treasury PEPS Unit. If the payment is not delivered by the applicable time and date specified above, the related senior deferrable note will be remarketed and we will use the proceeds to satisfy in full such holder's obligations under the related purchase contract, or we will receive at maturity the principal amount of the related treasury security in full satisfaction of such holder's obligations under the related purchase contract.

   Any cash received by the securities intermediary upon cash settlement will be invested promptly in permitted investments and paid to us on the purchase contract settlement date. Any funds received by the securities intermediary in respect of the investment earnings from such investments will be distributed to the purchase contract agent for payment to the holders who settled with cash.

Early Settlement

   A holder of a PEPS Unit or a Treasury PEPS Unit may settle the related purchase contract prior to the purchase contract settlement date by delivering to the purchase contract agent (1) a completed "Election to Settle Early" form and (2) payment (payable to us in immediately available funds) in an amount equal to $50 multiplied by the number of purchase contracts being settled. A holder of a PEPS Unit or a Treasury PEPS Unit may settle early the related purchase contract at any time prior to or on August 7, 2002, the seventh business day prior to the purchase contract settlement date. A holder of a Treasury PEPS Unit may settle early only in integral multiples of 20 Treasury PEPS Units.

   Upon early settlement, we will sell, and the holder will be entitled to buy, .8651 shares of Georgia-Pacific Group Stock for each PEPS Unit or Treasury PEPS Unit (regardless of the market price of one share of Georgia-Pacific Group Stock on the date of early settlement), subject to adjustment under the circumstances described under "--Anti-Dilution Adjustments" below. The holder's right to receive future purchase contract payments will terminate. We will cause (1) the shares of Georgia-Pacific Group Stock to be delivered and (2) the related senior deferrable note or treasury security, as the case may be, securing such purchase contract to be released from the pledge under the pledge agreement, and, within three business days following the settlement date, each will be transferred to the purchase contract agent for delivery to the holder.

   If the purchase contract agent receives a completed "Election to Settle Early" and payment of $50 for each PEPS Unit or Treasury PEPS Unit, as the case may be, being settled early by 5:00 p.m., New York City time, on any business day, then that day will be considered the settlement date. If the purchase contract agent receives the foregoing after 5:00 p.m., New York City time, on any business day or at any time on a day that is not a business day, then the next business day will be considered the settlement date. As long as the PEPS Units or Treasury PEPS Units, as applicable, are evidenced by one or more global security certificates deposited with DTC, procedures for early settlement also will be governed by standing arrangements between DTC and the purchase contract agent.

Purchase Contract Payments

   Purchase contract payments will be fixed at a rate per year of .35% of the $50 stated amount per purchase contract. Purchase contract payments payable for any period will be computed (1) for any full quarterly period on the basis of a 360-day year of twelve 30-day months and (2) for any period shorter than a full quarterly period, on the basis of a 30-day month and, for periods of less than a month, on the basis of the actual number of days elapsed per 30-day month. Purchase contract payments will accrue from July 7, 1999 and will be payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, commencing November 16, 1999.

   We will have the right to defer payment of all or part of the purchase contract payments on the purchase contracts until no later than the purchase contract settlement date. We will pay additional purchase contract payments on any deferred installments of purchase contract payments at a rate of .35% per year (compounding quarterly) until paid. If the purchase contracts are settled early (at your option) or terminated, you will have no right to receive any accrued deferred purchase contract payments.

   Purchase contract payments will be payable to the holders of purchase contracts as they are registered on the books and records of the purchase contract agent on the relevant record dates, which, so long as the PEPS Units or Treasury PEPS Units, as the case may be, remain in book-entry only form, will be the business day preceding the relevant payment dates. Purchase contract payments will be paid through the purchase contract agent, which will hold amounts received in respect of the purchase contract payments for the benefit of the holders of the purchase contracts that are a part of these PEPS Units or Treasury PEPS Units, as the case may be. Subject to any applicable laws and regulations, each such payment will be made as described under "Book-Entry Issuance" in the accompanying prospectus. If the PEPS Units or Treasury PEPS Units, as the case may be, do not remain in book-entry only form, the relevant record dates will be the fifteenth business day prior to the relevant payment dates. If any date on which purchase contract payments are to be made is not a business day, then payment of the purchase contract payments payable on such date will be made on the next day that is a business day (and without any interest in respect of any such delay), except that, if such business day is in the next calendar year, such payment will be made on the preceding business day.

Anti-Dilution Adjustments

   The formula for determining the settlement rate will be adjusted if certain events occur, including:

     (1) the payment of dividends (and other distributions) of shares of Georgia-Pacific Group Stock on Georgia-Pacific Group Stock;

     (2) the issuance to all holders of Georgia-Pacific Group Stock of rights, warrants or options entitling them, for a period of up to 45 days, to subscribe for or purchase Georgia-Pacific Group Stock at less than the "current market price" of Georgia-Pacific Group Stock;

     (3) subdivisions, splits or combinations of Georgia-Pacific Group Stock (including an effective subdivision of the Georgia-Pacific Group Stock through reclassification of the Georgia-Pacific Group Stock);

     (4) distributions to all holders of Georgia-Pacific Group Stock of evidences of our indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash);

     (5) distributions consisting exclusively of cash to all holders of Georgia-Pacific Group Stock, excluding any quarterly cash dividend on the Georgia-Pacific Group Stock to the extent that the aggregate cash dividend per share of Georgia-Pacific Group Stock in any quarter does not exceed the greater of: (a) the amount per share of the next preceding quarterly cash dividend on the Georgia-Pacific Group Stock to the extent that such preceding quarterly dividend did not require an adjustment to the settlement rate pursuant to this clause (as adjusted to reflect subdivisions or combinations of the Georgia-Pacific Group Stock) and (b) 3.75% of the average of the closing prices of the Georgia-Pacific Group Stock during the ten consecutive trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with our liquidation, dissolution or termination (if an adjustment is required to be made as set forth in this clause as a result of a distribution (i) that is a quarterly dividend, such an adjustment would be based on the amount by which such dividend exceeds the amount of the largest quarterly dividend permitted to be excluded by this clause or (ii) that is not a quarterly dividend, such an adjustment would be based on the full amount of such distribution); and

     (6) the successful completion of a tender or exchange offer made by us or any of our subsidiaries for the Georgia-Pacific Group Stock that involves an aggregate consideration having a fair market value that, when combined with (a) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer by us or any of our subsidiaries for the Georgia-Pacific Group Stock concluded within the preceding 12 months and (b) the aggregate amount of any all-cash distributions to all holders of Georgia-Pacific Group Stock made within the preceding 12 months, exceeds 15% of our aggregate market capitalization on the expiration of such tender or exchange offer.

   The term "current market price" per share of Georgia-Pacific Group Stock on any day means the average of the daily closing prices for the five consecutive trading days selected by us commencing not more than 30 trading days before, and ending not later than, the earlier of the day in question and the day before the "ex date" with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, the term "ex date", when used with respect to any issuance or distribution, will mean the first date on which the shares of Georgia-Pacific Group Stock trade on the applicable exchange or in the applicable market without the right to receive such issuance or distribution.

   In the case of certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions (which for this purpose shall include a conversion of Georgia-Pacific Group Stock into Timber Stock as set forth under "Description of Common Stock--Conversion and Redemption" in the accompanying prospectus) pursuant to which Georgia-Pacific Group Stock is converted into the right to receive other securities, cash or property, each purchase contract then outstanding would become, without the consent of the holder of the related PEPS Unit or Treasury PEPS Unit, as the case may be, a contract to purchase only the kind and amount of securities, cash and other property receivable upon consummation of the transaction by a holder of the number of shares that would have been received by the holder of the related PEPS Unit or Treasury PEPS Unit immediately prior to the date of consummation of such transaction if such holder had then settled such purchase contract.

   If at any time we make a distribution of property to holders of Georgia-Pacific Group Stock that would be taxable to such shareholders as a dividend for United States federal income tax purposes (i.e., distributions of evidences of our indebtedness or assets, but generally not stock dividends or rights to subscribe to capital stock) and, pursuant to the settlement rate adjustment provisions of the purchase contract agreement, the settlement rate is increased, such increase may give rise to a taxable dividend to holders of the PEPS Units and Treasury PEPS Units. See "United States Federal Income Tax Consequences--PEPS Units--Purchase Contracts--Adjustment to Settlement Rate" in this prospectus supplement.

   In addition, we may make such increases in the settlement rate as we deem advisable in order to avoid or diminish any income tax to holders of Georgia-Pacific Group Stock resulting from any dividend or distribution of Georgia-Pacific Group Stock (or rights to acquire Georgia-Pacific Group Stock) or from any event treated as such for income tax purposes or for any other reason.

   Adjustments to the settlement rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate will be required unless such adjustment would require an increase or decrease of at least 1% in the settlement rate; provided that any adjustments not made by reason of the foregoing will be carried forward and taken into account in any subsequent adjustment.

   Whenever the settlement rate is adjusted, we must deliver to the purchase contract agent a certificate setting forth the settlement rate, detailing the calculation of the settlement rate and describing the facts upon which the adjustment is based. In addition, we must notify the holders of the PEPS Units and Treasury PEPS Units of the adjustment within ten business days of any event requiring such adjustment and describe in reasonable detail the method by which the settlement rate was adjusted.

   Each adjustment to the settlement rate will result in a corresponding adjustment to the number of shares of Georgia-Pacific Group Stock issuable upon early settlement of a purchase contract.

   If an adjustment is made to the settlement rate, an adjustment also will be made to the applicable market value solely to determine which settlement rate will be applicable on the purchase contract settlement date.

Termination

   The purchase contracts and the obligations and rights of us and of the holders of the PEPS Units and Treasury PEPS Units thereunder (including the holders' right to receive accrued purchase contract payments and the obligation and right to purchase and receive shares of Georgia-Pacific Group Stock) will terminate automatically upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us. Upon such termination, the collateral agent will release the related senior deferrable notes or treasury security, as the case may be, from the pledge arrangement and cause the securities intermediary to transfer such senior deferrable notes or treasury security to the purchase contract agent for distribution to the holders of the PEPS Units and Treasury PEPS Units. Upon such termination, however, such release and distribution may be subject to a delay. In the event that we become the subject of a case under the Bankruptcy Code, such delay may occur as a result of the automatic stay under the Bankruptcy Code and continue until such automatic stay has been lifted. We expect any such delay to be limited.

Pledged Securities and Pledge Agreement

   The senior deferrable notes that are a part of the PEPS Units or, if substituted, the treasury security that is a part of the Treasury PEPS Units (collectively, the "pledged securities") will be pledged to the collateral agent for our benefit pursuant to the pledge agreement to secure the obligations of the holders of the PEPS Units and the Treasury PEPS Units to purchase shares of Georgia-Pacific Group Stock under the related purchase contracts. The rights of the holders of the PEPS Units and the Treasury PEPS Units with respect to such pledged securities will be subject to our security interest therein. No holder of PEPS Units or Treasury PEPS Units will be permitted to withdraw the pledged securities related to such PEPS Units or Treasury PEPS Units from the pledge arrangement except:

     (1) to substitute a treasury security for the related senior deferrable notes;

     (2) to substitute senior deferrable notes for the related treasury security (for both (1) and (2), as provided for under "Description of the PEPS Units--Creating Treasury PEPS Units by Substituting a Treasury Security for Senior Deferrable Notes" and "--Recreating PEPS Units" in this prospectus supplement); and

     (3) upon early settlement, settlement for cash or termination of the related purchase contracts.

   Subject to such security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of PEPS Units will retain beneficial ownership of the related senior deferrable notes and will be entitled, through the purchase contract agent and the collateral agent, to all of the interest payments under the related senior deferrable notes, and each holder of Treasury PEPS Units will retain beneficial ownership of the related treasury security pledged in respect of the related purchase contracts. We will have no interest in the pledged securities other than our security interest.

   Upon receipt of interest payments on the pledged securities, the securities intermediary will distribute such payments to the purchase contract agent, which in turn will distribute those payments, together with purchase contract payments received from us, to the holders in whose names the PEPS Units are registered at the close of business on the record date preceding the date of such distribution.

Book-Entry System

   The PEPS Units will be issued only as fully-registered securities registered in the name of Cede & Co., DTC's nominee. The PEPS Units will be issued in accordance with the procedures set forth under "Book-Entry Issuance" in the accompanying prospectus.

                 CERTAIN PROVISIONS OF THE PURCHASE CONTRACTS,
           THE PURCHASE CONTRACT AGREEMENT AND THE PLEDGE AGREEMENT

General

   Distributions on the PEPS Units and Treasury PEPS Units will be payable, the purchase contracts will be settled and transfers of the PEPS Units and Treasury PEPS Units will be registrable at the office of the purchase contract agent in the Borough of Manhattan, New York City. In addition, if the PEPS Units or Treasury PEPS Units do not remain in book-entry form, we have the option to make payments on the PEPS Units and Treasury PEPS Units by check mailed to the address of the person entitled thereto as shown on the security register.

   No service charge will be made for any registration of transfer or exchange of the PEPS Units or Treasury PEPS Units, except for any tax or other governmental charge that may be imposed in connection therewith.

Modification

   Subject to certain limited exceptions, we and the purchase contract agent may not modify the terms of the purchase contracts or the purchase contract agreement without the consent of the holders of not less than a majority of the outstanding purchase contracts, except that no such modification may, without the consent of the holder of each outstanding purchase contract affected thereby:

     (1) change any payment date;

     (2) change the amount or type of collateral required to be pledged to secure a holder's obligations under the purchase contract, impair the right of the holder of any purchase contract to receive interest payments on such collateral, or otherwise adversely affect the holder's rights in or to such collateral;

     (3) reduce any purchase contract payments or change the place or currency of payment;

     (4) impair the right to institute suit for the enforcement of a purchase contract;

     (5) reduce the number of shares of Georgia-Pacific Group Stock purchasable under a purchase contract, increase the purchase price of the shares of Georgia-Pacific Group Stock on settlement of any purchase contract, change the purchase contract settlement date or otherwise adversely affect the holder's rights under a purchase contract; or

     (6) reduce the above-stated percentage of outstanding purchase contracts whose holders' consent is required for the modification or amendment of the provisions of the purchase contracts, the purchase contract agreement or the pledge agreement;

provided that if any amendment or proposal would adversely affect only the PEPS Units or only the Treasury PEPS Units, then only the affected voting group of holders will be entitled to vote on such amendment or proposal, and such amendment or proposal will not be effective except with the consent of the holders of not less than a majority of such voting group or, if referred to in (1) through (6) above, all of the holders of such voting group.

   Subject to certain limited exceptions, we, the collateral agent, the securities intermediary and the purchase contract agent may not modify the terms of the pledge agreement without the consent of the holders of not less than a majority of the outstanding purchase contracts, except that no such modification may, without the consent of the holder of each outstanding purchase contract affected thereby:

     (1) change the amount or type of collateral required to be pledged to secure a holder's obligations under the purchase contract, impair the right of the holder of any purchase contract to receive interest payments on such collateral or otherwise adversely affect the holder's rights in or to such collateral;

     (2) otherwise effect any action that under the purchase contract agreement would require the consent of the holders of each outstanding purchase contract affected thereby; or

     (3) reduce the above-stated percentage of outstanding purchase contracts whose holders' consent is required for the modification or amendment;

provided that if any amendment or proposal would adversely affect only the PEPS Units or only the Treasury PEPS Units, then only the affected voting group of holders will be entitled to vote on such amendment or proposal, and such amendment or proposal will not be effective except with the consent of the holders of not less than a majority of such voting group or, if referred to in (1) through (3) above, all of the holders of such voting group.

No Consent to Assumption

   Each holder of a PEPS Unit or a Treasury PEPS Unit will be deemed under the terms of the purchase contract agreement, by the purchase of such PEPS Unit or Treasury PEPS Unit, to have expressly withheld any consent to the assumption (i.e., affirmance) of the related purchase contracts by us, our receiver, liquidator or trustee in the event that we become the subject of a case under the Bankruptcy Code or other similar state or federal law providing for reorganization or liquidation.

Merger, Sale or Lease

   We will covenant in the purchase contract agreement that we will not merge or consolidate with any other entity or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to any other entity or group of affiliated entities unless:

     (1) either we are the continuing corporation or the successor corporation is a corporation organized under the laws of the United States of America, a state thereof or the District of Columbia and such corporation expressly assumes all of our obligations under the purchase contracts, the purchase contract agreement and the pledge agreement by one or more supplemental agreements in form reasonably satisfactory to the purchase contract agent and the collateral agent; and

     (2) we are, or such successor corporation is, not, immediately after such merger, consolidation, sale, assignment, transfer, lease or conveyance, in default in the performance of any of our or its obligations thereunder.

Governing Law

   The purchase contracts, the purchase contract agreement and the pledge agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Purchase Contract Agent

   The First National Bank of Chicago will be the purchase contract agent. The purchase contract agent will act as the agent for the holders of the PEPS Units and Treasury PEPS Units from time to time. The purchase contract agent will not be obligated to take any discretionary action in connection with a default under the terms of the PEPS Units, the Treasury PEPS Units or the purchase contract agreement.

   The purchase contract agreement will contain provisions limiting the liability of the purchase contract agent. The purchase contract agreement also will contain provisions under which the purchase contract agent may resign or be replaced. Such resignation or replacement would be effective upon the appointment of a successor.

Information Concerning the Collateral Agent

   The Chase Manhattan Bank will be the collateral agent. The collateral agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the PEPS Units or Treasury PEPS Units except for the obligations owed by a pledgee of property to the owner thereof under the pledge agreement and applicable law.

   The pledge agreement will contain provisions limiting the liability of the collateral agent. The pledge agreement also will contain provisions under which the collateral agent may resign or be replaced. Such resignation or replacement would be effective upon the appointment of a successor.

Information Concerning the Securities Intermediary

   The Chase Manhattan Bank will be the securities intermediary. All property delivered to the securities intermediary pursuant to the purchase contract agreement or the pledge agreement will be credited to a collateral account established by the securities intermediary for the collateral agent. The securities intermediary will treat the purchase contract agent as entitled to exercise all rights relating to any financial asset credited to such collateral account, subject to the provisions of the pledge agreement.

Miscellaneous

   The purchase contract agreement will provide that we will pay all fees and expenses related to (1) the retention of the collateral agent and the securities intermediary and (2) the enforcement by the purchase contract agent of the rights of the holders of the PEPS Units and Treasury PEPS Units; provided that holders who elect to substitute the related pledged securities, thereby creating Treasury PEPS Units or recreating PEPS Units, will be responsible for any fees or expenses payable in connection with such substitution, as well as for any commissions, fees or other expenses incurred in acquiring the pledged securities to be substituted, and we will not be responsible for any such fees or expenses.

                  DESCRIPTION OF THE SENIOR DEFERRABLE NOTES

   The senior deferrable notes are to be issued under our senior indenture. As of the date of this prospectus supplement, the Bank of New York acts as trustee under the senior indenture. The senior indenture is qualified under the Trust Indenture Act.

   The senior deferrable notes will mature on August 16, 2004. The senior deferrable notes will not be redeemable prior to the maturity date.

Interest

   Interest on the senior deferrable notes will accrue from July 7, 1999 at an initial rate of 7.15% prior to August 16, 2002, and at a reset rate that will be equal to or greater than 7.15% per year thereafter. Interest will be payable quarterly on February 16, May 16, August 16 and November 16, subject to our right to defer interest payments as described under "--Option to Defer Interest Payments". Interest will be payable to the holders of the senior deferrable notes on each record date, which will be one business day before the interest payment date. The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which interest is payable is not a business day, then payment of the interest will be made on the next business day (and if payment is made on the next business day, without any interest or other payment as a result of such delay), except that if the next business day is in the next succeeding calendar year, the payment will be made on the prior business day, in each case with the same force and effect as if made on the date such payment was originally payable.

Interest Rate Reset by Remarketing

   The interest rate on the senior deferrable notes will be determined on August 13, 2002, the third business day prior to the purchase contract settlement date (the "remarketing date") and reset on August 16, 2002 to the reset rate. The reset rate, which will be equal to or greater than 7.15% per year, will be the rate per year that results from the remarketing of (1) the senior deferrable notes that are a part of PEPS Units as to which the holders have not given notice of their election to settle the related purchase contracts with cash, or have given such notice but failed to deliver cash, and
(2) the senior deferrable notes that are not a part of PEPS Units (that is, the senior deferrable notes that are owned by Treasury PEPS Unit holders, by PEPS Unit holders who elected to settle early or by holders who purchased senior deferrable notes in a secondary trading transaction), as to which the holders have requested remarketing.

   On the remarketing date, the remarketing agent will use reasonable efforts to remarket these senior deferrable notes. If the remarketing agent determines that it will not be able to remarket all the senior deferrable notes tendered or deemed tendered for purchase at a price of $50.1250 per senior deferrable note prior to 4:00 p.m., New York City time, then, on the remarketing date, the remarketing agent will increase the interest rate on the senior deferrable notes so that the market value will be equal to $50.1250 per senior deferrable note at that time. If the remarketing agent determines, in its sole discretion, that an increase in the interest rate is necessary to remarket the senior deferrable notes at $50.1250 per senior deferrable note, then the reset rate will equal that increased rate. If the remarketing agent determines that it can remarket the senior deferrable notes at or above $50.1250 per senior deferrable note (without an increase in the rate), then the reset rate will equal 7.15%.

 Remarketing Procedures

   We have summarized below the procedures to be followed in connection with a remarketing of the senior deferrable notes.

   As long as the PEPS Units, the Treasury PEPS Units or the senior deferrable notes are evidenced by one or more global security certificates deposited with DTC, we will request, not later than 15 nor more than 30 calendar days prior to the remarketing date, that DTC notify its participants holding PEPS Units of the remarketing.

   Not later than 5:00 p.m., New York City time, on August 7, 2002, the seventh business day prior to the purchase contract settlement date, any holder of senior deferrable notes that are a part of the PEPS Units may elect to have his or her senior deferrable notes remarketed. Holders of PEPS Units that do not give notice prior to such time of their intention to settle their related purchase contracts for cash, and holders who give such notice but fail to deliver such cash prior to 11:00 a.m., New York City time, on August 9, 2002, the fifth business day prior to the purchase contract settlement date, will be deemed to have consented to the disposition of the senior deferrable notes that are a part of their PEPS Units in the remarketing. Holders of senior deferrable notes that are not a part of the PEPS Units who wish to have their senior deferrable notes remarketed must give notice of their election to the senior trustee prior to 11:00 a.m., New York City time, on August 9, 2002, such fifth business day. Any such notice will be irrevocable and may not be conditioned upon the level at which the reset rate is established in the remarketing.

   If none of the holders elects to have senior deferrable notes remarketed in the remarketing, the reset rate will be the rate determined by the remarketing agent, in its sole discretion, as the rate that would have been established had a remarketing been held on the remarketing date.

 Failed Remarketing

   If, by 4:00 p.m., New York City time, on the remarketing date, the remarketing agent is unable to remarket all the senior deferrable notes tendered or deemed tendered for purchase, a failed remarketing will be deemed to have occurred, and the remarketing agent will so advise DTC, the senior trustee and us.

   If a failed remarketing occurs and you are a PEPS Unit holder who has not settled your purchase contract with cash or has given notice of your election to settle your purchase contract with cash but failed to do so, we will exercise our rights as a secured party and take possession of your senior deferrable note. Your obligation to purchase the shares of Georgia-Pacific Group Stock then will be fully satisfied, and you will receive the appropriate number of shares of Georgia-Pacific Group Stock.

   If a failed remarketing occurs and you are a holder of senior deferrable notes that are not part of a PEPS Unit, you will retain possession of your senior deferrable note and the reset rate will be equal to (1) the two-year benchmark treasury rate plus (2) the applicable spread.

   The term "two-year benchmark treasury rate" means the bid side rate displayed at 10:00 a.m., New York City time, on August 13, 2002, the third business day prior to the purchase contract settlement date for direct obligations of the United States having a maturity comparable to the remaining term to maturity of the senior deferrable notes, as agreed upon by us and the remarketing agent. This rate will be as displayed in the Telerate system or, if the Telerate system is no longer available or, in the opinion of the remarketing agent (after consultation with us), no longer an appropriate system from which to obtain such rate, such other nationally recognized quotation system as, in the opinion of the remarketing agent (after consultation with us) is appropriate. If this rate is not so displayed, the two-year benchmark treasury rate will be calculated by the remarketing agent as the yield to maturity of the senior deferrable notes, expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, and computed by taking the arithmetic mean of the secondary market bid rates, as of 10:30 a.m., New York City time, on August 13, 2002, the third business day prior to the purchase contract settlement date of three leading United States government securities dealers selected by the remarketing agent (after consultation with us) (which may include the remarketing agent or an affiliate thereof).

   The term "applicable spread" means the spread determined as set forth below, based on the prevailing rating of the senior deferrable notes in effect at the close of business on the business day immediately preceding the date of a failed remarketing:

                                                                          Spread
      Prevailing Rating                                                   ------
      AA/"Aa"............................................................ 3.00%
      A/"a".............................................................. 4.00%
      BBB/"Baa".......................................................... 5.00%
      Below BBB/"Baa".................................................... 7.00%

For purposes of this definition, the "prevailing rating" of the senior deferrable notes shall be:

     (i) AA/"Aa" if the senior deferrable notes have a credit rating of AA-or better by Standard & Poor's Ratings Services ("S&P") and "Aa3" or better by Moody's Investors Service, Inc. ("Moody's") or the equivalent of such ratings by such agencies or a substitute rating agency or substitute rating agencies selected by the remarketing agent;

     (ii) if not under clause (i) above, then A/"a" if the senior deferrable notes have a credit rating of A- or better by S&P and "A3" or better by Moody's or the equivalent of such ratings by such agencies or a substitute rating agency or substitute rating agencies selected by the remarketing agent;

     (iii) if not under clauses (i) or (ii) above, then BBB/"Baa" if the senior deferrable notes have a credit rating of BBB- or better by S&P and "Baa3" or better by Moody's or the equivalent of such ratings by such agencies or a substitute rating agency or substitute rating agencies selected by the remarketing agent; or

     (iv) if not under clauses (i) through (iii) above, then Below BBB/"Baa".

Notwithstanding the foregoing, (A) if (i) the credit rating of the senior deferrable notes by S&P shall be on the "Credit Watch" of S&P with a designation of "negative implications" or "developing", or (ii) the credit rating of the senior deferrable notes by Moody's shall be on the "Corporate Credit Watch List" of Moody's with a designation of "downgrade" or uncertain", or, in each case, on any successor list of S&P or Moody's with a comparable designation, the prevailing ratings of the senior deferrable notes shall be deemed to be within a range one full level lower in the above table than those actually assigned to the senior deferrable notes by Moody's and S&P and (B) if the senior deferrable notes are rated by only one rating agency on or before the remarketing date, the prevailing rating shall at all times be determined without reference to the rating of any other rating agency; provided that if no such rating agency shall have in effect a rating for the senior deferrable notes and the remarketing agent is unable to identify a substitute rating agency or rating agencies, the prevailing rating shall be Below BBB/"Baa".

   By approximately 4:30 p.m., New York City time, on the remarketing date, provided that there has not been a failed remarketing, the remarketing agent will advise (1) DTC, the senior trustee and us of the reset rate determined in the remarketing and the number of senior deferrable notes sold in the remarketing, (2) each person purchasing senior deferrable notes in the remarketing (or the appropriate DTC participant) of the reset rate and the number of senior deferrable notes such person is to purchase and (3) each such purchaser to give instructions to its DTC participant to pay the purchase price on the purchase contract settlement date in same day funds against delivery of the senior deferrable notes purchased through the facilities of DTC.

   In accordance with DTC's normal procedures, on the purchase contract settlement date, the transactions described above with respect to each senior deferrable note tendered for purchase and sold in the remarketing will be executed through DTC, and the accounts of the respective DTC participants will be debited and credited and such senior deferrable notes delivered by book entry as necessary to effect purchases and sales of such senior deferrable notes. DTC will make payment in accordance with its normal procedures.

   If any holder selling senior deferrable notes in the remarketing fails to deliver such senior deferrable notes, the direct or indirect DTC participant of such selling holder and of any other person that was to have purchased senior deferrable notes in the remarketing may deliver to any such other person a number of senior deferrable notes that is less than the number of senior deferrable notes that otherwise was to be purchased by such person. In such event, the number of senior deferrable notes to be so delivered will be determined by such direct or indirect participant, and delivery of such lesser number of senior deferrable notes will constitute good delivery.

   The right of each holder to have senior deferrable notes tendered for purchase will be limited to the extent that (1) the remarketing agent conducts a remarketing pursuant to the terms of the remarketing agreement, (2) the remarketing agent is able to find a purchaser or purchasers for tendered senior deferrable notes and (3) such purchaser or purchasers deliver the purchase price therefor to the remarketing agent.

   The remarketing agent is not obligated to purchase any senior deferrable notes that would otherwise remain unsold in the remarketing. Neither we nor the senior trustee nor the remarketing agent will be obligated in any case to provide funds to make payment upon tender of senior deferrable notes for remarketing.

   We will be liable for any and all costs and expenses incurred in connection with the remarketing.

 Remarketing Agent

   The remarketing agent will be Morgan Stanley & Co. Incorporated. We and the remarketing agent will enter into the remarketing agreement which provides, among other things, that Morgan Stanley & Co. Incorporated, will act as the exclusive remarketing agent and will use reasonable efforts to remarket securities tendered or deemed tendered for purchase in the remarketing. Under some circumstances, a portion of the senior deferrable notes tendered in the remarketing may be purchased by the remarketing agent; however, the remarketing agent will not be required to purchase any of the senior deferrable notes tendered in the remarketing.

   The remarketing agreement provides that the remarketing agent will incur no liability to us or to any holder of the PEPS Units, Treasury PEPS Units or the senior deferrable notes in its individual capacity or as remarketing agent for any action or failure to act in connection with a remarketing or otherwise, except as a result of the gross negligence or willful misconduct on its part.

   We have agreed to indemnify the remarketing agent against certain liabilities, including liabilities under the Securities Act of 1933, arising out of or in connection with its duties under the remarketing agreement.

   The remarketing agreement also will provide that the remarketing agent may resign and be discharged from its duties and obligations thereunder; provided that no such resignation will become effective unless a nationally recognized broker-dealer has been appointed by us as successor remarketing agent and such successor remarketing agent has entered into a remarketing agreement with us. In such case, we will use reasonable efforts to appoint a successor remarketing agent and enter into a remarketing agreement with such person as soon as reasonably practicable.

Option to Defer Interest Payments

   So long as no event of default has occurred and is continuing, we will have the right under the senior indenture at any time during the term of the senior deferrable notes to defer the payment of interest for a period not extending beyond the maturity date. We refer to any such period of deferral as an "extension period". At the end of an extension period, we must pay all interest then accrued and unpaid (together with accrued interest at the deferral rate compounded on each succeeding interest payment date).

   During any extension period, we may not take any of the prohibited actions described under "--Certain Covenants of Georgia-Pacific" in this prospectus supplement.

   Prior to the expiration of any extension period, we may further extend the extension period, but not beyond the maturity date. Upon the termination of any extension period and the payment of all amounts then due on any interest payment date, we may elect to begin a new extension period, subject to the same requirements as described above. No interest will be due and payable during an extension period. We must give the senior trustee written notice of our election of any extension period (or our further extension) at least five business days prior to the earlier of:

     (1) the date the interest on the senior deferrable notes would have been payable except for the election to begin or extend the extension period;

     (2) the date the senior trustee is required to give notice to any securities exchange or to holders of senior deferrable notes of the record date or the date the interest is payable; and

     (3) the record date.

   The senior trustee must give notice of our election to begin a new extension period or continue an extension period to the holder of the senior deferrable notes. There is no limitation on the number of times that we may elect to begin an extension period.

Certain Covenants of Georgia-Pacific

   We will covenant that during an extension period or during the continuance of an event of default, we will not:

     (1) make any payment of principal, premium, if any, or interest on or repay, repurchase or redeem any of our Debt Securities that rank junior to the senior deferrable notes in right of payment;

     (2) make any guarantee payments with respect to any guarantee by us of any securities of any of our subsidiaries if such guarantee ranks junior to the senior deferrable notes in right of payment; or

     (3) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than Timber Stock), except for:

    . dividends or distributions in, or options, warrants or rights to subscribe for or purchase, our Georgia-Pacific Group Stock;

    . any declaration of a dividend in connection with the implementation of a shareholder's rights plan, or the issuance of shares under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto;

    . as a result of a reclassification of our capital stock solely into shares of one or more classes or series of our capital stock or the exchange or conversion of one class or series of our capital stock for or into another class or series of our capital stock;

    . the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged; and

    . the purchase of Georgia-Pacific Group Stock in connection with our normal course issuer bid-purchases for the satisfaction by us of our obligations under any benefit plans for our and our subsidiaries' directors, officers or employees or any of our dividend reinvestment plans.

Governing Law

   The senior deferrable notes will be governed by the laws of the State of New York.

Book-Entry System

   The depositary for the senior deferrable notes will be DTC. The senior deferrable notes will be issued only as fully-registered securities registered in the name of Cede & Co., DTC's nominee. The senior deferrable notes will be issued in accordance with the procedures set forth under "Book-Entry Issuance" in the accompanying prospectus.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   In the opinion of Simpson Thacher & Bartlett, the following is an accurate summary of the material United States federal income tax consequences of the purchase, ownership and disposition of PEPS Units, Treasury PEPS Units, senior deferrable notes and Georgia-Pacific Group Stock acquired under a purchase contract. Unless otherwise stated, this summary applies only to holders (1) who purchase PEPS Units in the initial offering at the issue price, (2) who hold the PEPS Units, Treasury PEPS Units, senior deferrable notes and shares of Georgia-Pacific Group Stock as capital assets, and (3) who are United States holders. United States holders include the following:

  . a person who is a citizen or resident of the United States;

  . a corporation or partnership created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  . an estate the income of which is subject to United States federal income taxation, regardless of its source; or

  . a trust

    . that is subject to the supervision of a court within the United
      States and the control of one or more United States persons; or

    . that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

   The tax treatment of a holder may vary depending on such holder's particular situation. This summary does not deal with special classes of holders. For example, this summary does not address:

  . tax consequences to holders who may be subject to special tax treatment, such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors;

  . tax consequences to persons that will hold PEPS Units, Treasury PEPS
    Units, senior deferrable notes or Georgia-Pacific Group Stock acquired under a purchase contract as a position in a "straddle", "synthetic security", "hedge", "integrated transaction", "conversion transaction" or "constructive sale";

  . tax consequences to holders of PEPS Units, Treasury PEPS Units, senior deferrable notes or Georgia-Pacific Group Stock whose functional currency is not the U.S. dollar;

  . tax consequences to shareholders, partners or beneficiaries of a holder of PEPS Units, Treasury PEPS Units, senior deferrable notes or Georgia-Pacific Group Stock acquired under a purchase contract;

  . alternative minimum tax consequences, if any; or

  . any state, local or foreign tax consequences.

   If you are not a United States holder, we urge you to consult your own tax advisor regarding the United States federal income tax consequences of an investment in PEPS Units, including the potential application of United States withholding taxes.

   This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations (including proposed Treasury regulations) issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis. Any such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting you.

   No statutory, administrative or judicial authority directly addresses the treatment of PEPS Units or instruments similar to PEPS Units for United States federal income tax purposes. As a result, we cannot assure you that the Internal Revenue Service will agree with the tax consequences described herein. We urge you to consult your own tax advisor with respect to the tax consequences to you of the purchase, ownership and disposition of the PEPS Units, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

PEPS Units

 Allocation of Purchase Price

   Your acquisition will be treated as an acquisition of the senior deferrable note and the purchase contract constituting the unit. The purchase price of each PEPS Unit will be allocated between the senior deferrable note and the purchase contract in proportion to their respective fair market values at the time of purchase. This allocation will establish your initial tax basis in the senior deferrable note and the purchase contract. We will report the fair market value as of the date of issuance of the PEPS Units of each senior deferrable note as $50 and the fair market value of each purchase contract as $0. This position will be binding on you (but not on the Internal Revenue Service) unless you explicitly disclose a contrary position in a statement attached to your timely filed United States federal income tax return for the taxable year in which you acquire a PEPS Unit. Thus, absent such disclosure, you should allocate the purchase price for a PEPS Unit in accordance with the foregoing. The remainder of this discussion assumes that this allocation of the purchase price will be respected for United States federal income tax purposes.

 Senior Deferrable Notes

   Interest Income and Original Issue Discount. Except as set forth below, you will be required to include stated interest on the senior deferrable notes in your income at the time such interest income is paid or accrues in accordance with your regular method of tax accounting.

   If, however, we exercise our right to defer payments of interest on the senior deferrable notes, the senior deferrable notes will become original issue discount instruments at such time. In such case, you will be subject to the special original issue discount rules described below. If the senior deferrable notes become original issue discount instruments, they will be taxed as original issue discount instruments as long as they remain outstanding.

   If the senior deferrable notes become original issue discount instruments:

  . you would be required to accrue an amount of interest income each year that approximates the stated interest payments called for under the terms of the senior deferrable notes using the constant-yield-to-maturity method of accrual set forth in section 1272 of the Code;

  . you would not separately report the actual cash payments of interest you receive on the senior deferrable notes as taxable income;

  . any amount of original issue discount included in your gross income
    (whether or not during a deferral period) with respect to the senior deferrable notes will increase your tax basis in the senior deferrable notes; and

  . the amount of cash payments that you receive in respect of the accrued original issue discount will reduce your tax basis in the senior deferrable notes.

   The Treasury regulations dealing with original issue discount and deferrable payments have not been addressed in any rulings or other interpretations by the Internal Revenue Service. It is possible that the Internal Revenue Service could take a position contrary to that set forth in this summary. If the Internal Revenue Service were to assert successfully that the stated interest on the senior deferrable notes was original issue discount regardless of whether we exercise our right to defer payments, you would be required to treat the senior deferrable notes as original issue discount instruments from the date of their issuance.

   Sale, Exchange or Other Disposition of Senior Deferrable Notes. Upon the sale, exchange or other disposition of a senior deferrable note (including the remarketing thereof), you will recognize capital gain or loss in an amount equal to the difference between your amount realized (which does not include amounts equal to any accrued but unpaid interest that you have not previously included in gross income, which will be taxable as interest) and your tax basis in the senior deferrable note. Selling expenses incurred will reduce the amount of gain or increase the amount of loss recognized by you. Capital gains of individuals derived with respect to capital assets held for more than one year are taxed at a maximum rate of 20%. Your ability to deduct capital losses is subject to limitations.

   Possible Alternative Characterization. The Treasury regulations do not deal with instruments involving a reset mechanism such as the reset in the senior deferrable notes. Thus, it is possible that the Internal Revenue Service could treat the senior deferrable note as a "contingent payment debt instrument". Under such treatment (1) regardless of your regular method of tax accounting, you would be required to use an accrual method with respect to the senior deferrable notes; (2) interest income that accrues may exceed stated interest payments actually received; and (3) any gain or loss on the sale, exchange or other disposition of the senior deferrable notes generally would be ordinary rather than capital in nature.

 Purchase Contracts

   Income From Purchase Contract Payments and Deferred Purchase Contract Payments. There is no direct authority addressing the treatment of the purchase contract payments and deferred purchase contract payments under current law, and such treatment is unclear. Purchase contract payments and deferred purchase contract payments may constitute taxable income to you when received or accrued, in accordance with your method of tax accounting. To the extent we are required to file information returns with respect to purchase contract payments or deferred purchase contract payments, we intend to report such payments as taxable income to you. You should consult your own tax advisor concerning the treatment of purchase contract payments and deferred purchase contract payments, including the possibility that any such payment may be treated as a loan, purchase price adjustment, rebate or payment analogous to an option premium, rather than being includible in income on a current basis. The treatment of purchase contract payments and deferred purchase contract payments could affect your tax basis in a purchase contract or Georgia-Pacific Group Stock received under a purchase contract or your amount realized upon the sale or disposition of a PEPS Unit or the termination of a purchase contract. See "--Acquisition of Georgia-Pacific Group Stock Under a Purchase Contract", "--Sale or Disposition of Units" and "-- Termination of Purchase Contract".

   Acquisition of Georgia-Pacific Group Stock Under a Purchase Contract. You generally will not recognize gain or loss on the purchase of shares of Georgia-Pacific Group Stock under a purchase contract, except with respect to any cash paid in lieu of a fractional share of Georgia-Pacific Group Stock. Subject to the following discussion, your aggregate initial tax basis in the shares of Georgia-Pacific Group Stock received under a purchase contract generally should equal (a) the purchase price paid for such shares of Georgia-Pacific Group Stock, plus (b) your tax basis in the purchase contract (if any), and less (c) the portion of such purchase price and tax basis allocable to the fractional share. Purchase contract payments or deferred purchase contract payments that were paid to you in cash but were not includible in your income should reduce your tax basis in the purchase contract or the shares of Georgia-Pacific Group Stock to be received thereunder. See "--Income from Purchase Contract Payments and Deferred Purchase Contract Payments". The holding period for shares of Georgia-Pacific Group Stock received under a purchase contract will commence on the day you receive such stock.

   Ownership of Georgia-Pacific Group Stock Acquired Under the Purchase Contract. Any dividend paid to you on shares of Georgia-Pacific Group Stock will be treated as dividend income to you to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. You will be required to include any such dividend in your gross income as ordinary income on the day you receive the dividend. Such dividends will be eligible for the dividends received deduction allowed to corporations.

   You will recognize capital gain or loss on any sale or exchange of Georgia-Pacific Group Stock in an amount equal to the difference between your amount realized for the Georgia-Pacific Group Stock and your tax basis in the Georgia-Pacific Group Stock. Capital gains of individuals derived with respect to capital assets held for more than one year are taxed at a maximum rate of 20%. Your ability to deduct capital losses is subject to limitations.

   Early Settlement of Purchase Contract. You will not recognize gain or loss on the receipt of senior deferrable notes or treasury security upon early settlement of a purchase contract and you will have the same tax basis and holding period in such senior deferrable notes or treasury security as before such early settlement.

   Termination of Purchase Contract. If a purchase contract terminates, you will recognize capital gain or loss equal to the difference between your amount realized (if any) upon such termination and your adjusted tax basis (if any) in the purchase contract at the time of the termination. Purchase contract payments or deferred purchase contract payments, if any, received by you but not includible in your income should either reduce your tax basis in the purchase contract or result in an amount realized on the termination of the purchase contract. Any purchase contract payments or deferred purchase contract payments includible in your income but not paid should increase your tax basis in the purchase contract. See "--Income from Purchase Contract Payments and Deferred Purchase Contract Payments". Capital gains of individuals derived in respect of capital assets held for more than one year are taxed at a maximum rate of 20%. Your ability to deduct capital losses is subject to limitations. You will not recognize gain or loss on the receipt of the senior deferrable notes or the treasury security upon termination of the purchase contract and you will have the same tax basis in the senior deferrable notes or treasury security as before termination.

   Adjustment to Settlement Rate. You might be treated as receiving a constructive distribution from us if (i) the settlement rate is adjusted and as a result of such adjustment your proportionate interest in our assets or earnings and profits is increased and (ii) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the settlement rate would not be considered made pursuant to such a formula if the adjustment were made to compensate you for certain taxable distributions with respect to the Georgia-Pacific Group Stock. Thus, under some circumstances, an increase in the settlement rate might give rise to a taxable dividend to you even though you would not receive any cash.

Treasury PEPS Units

   Substitution of Treasury Security to Create Treasury PEPS Units. If you hold 20 PEPS Units and deliver a treasury security to the collateral agent in substitution for the senior deferrable notes, you generally will not recognize gain or loss upon the delivery of the treasury security or the release of the senior deferrable notes. You will continue to include in income any interest with respect to the senior deferrable notes, and your tax basis in the senior deferrable notes and the purchase contracts will not be affected by the delivery and release.

   Ownership of Treasury Securities. Your initial tax basis in the treasury security will be equal to the amount paid for the treasury security. You generally will include in income any original issue discount or acquisition discount otherwise includible with respect to the treasury security. In general, you will be required to include in income each year that you hold a treasury security the portion of the original issue discount or acquisition discount that accrues on the treasury security in such year.

   Substitution of Senior Deferrable Notes to Recreate PEPS Units. If you hold 20 Treasury PEPS Units and deliver senior deferrable notes to the collateral agent to recreate 20 PEPS Units, you generally will not recognize gain or loss upon the delivery of the senior deferrable notes or the release of the treasury security. You will continue to include in income any interest, original issue discount or acquisition discount otherwise includible with respect to the treasury security and the senior deferrable notes, and your tax basis in the treasury security, the senior deferrable notes and the purchase contract will not be affected by the delivery and release.

Sale or Disposition of Units

   Upon a disposition of a PEPS Unit or Treasury PEPS Unit, you will be treated as having sold, exchanged or disposed of the purchase contract and the senior deferrable note or treasury security, as the case may be, that constitute the PEPS Unit or Treasury PEPS Unit. You generally will have capital gain or loss equal to the difference between the portion of your proceeds allocable to the purchase contract and the senior deferrable note or treasury security, as the case may be, and your respective adjusted tax bases in the purchase contract and the senior deferrable note or treasury security. For purposes of determining gain or loss, your proceeds will not include an amount equal to accrued and unpaid interest on the senior deferrable note or treasury security not previously included in income, which will be treated as ordinary interest income. Further, to the extent you are treated as having received an amount with respect to accrued purchase contract payments or deferred purchase contract payments, such amounts may be treated as ordinary income, to the extent not previously included in income. Capital gains of individuals derived in respect of capital assets held for more than one year are taxed at a maximum rate of 20%. Your ability to deduct capital losses is subject to limitations. For a possible recharacterization of gain or loss on the sale, exchange or other disposition of a senior deferrable note, see "-- PEPS Units--Senior Deferrable Notes--Possible Alternative Characterization".

   If the disposition of a PEPS Unit or Treasury PEPS Unit occurs when the purchase contract has a negative value, you should be considered to have received additional consideration for the senior deferrable note or treasury security in an amount equal to such negative value, and to have paid such amount to be released from your obligation under the purchase contract. You should consult your tax advisor regarding a disposition of a PEPS Unit or Treasury PEPS Unit at a time when the purchase contract has a negative value.

   Purchase contract payments or deferred purchase contract payments that you did not previously include in income should either reduce your tax basis in the purchase contract or result in an increase in the amount realized on the disposition of the purchase contract. Any purchase contract payments or deferred purchase contract payments included in your income but not paid should increase your tax basis in the purchase contract. See "--Income from Purchase Contract Payments and Deferred Purchase Contract Payments".

Non-United States Holders

   The following summary discusses the tax consequences to Non-United States holders. You are a "Non-United States holder" if you are not a United States holder.

   United States Federal Withholding Tax

   The 30% U.S. federal withholding tax will not apply to any payment of principal or interest (including original issue discount) on the senior deferrable notes or treasury security provided that:

    . you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury Regulations;

    . you are not a controlled foreign corporation that is related to us through stock ownership;


    . you are not a bank whose receipt of interest on the senior deferrable notes is described in section 881(c)(3)(A) Code; and

    . (a) you provide your name and address on an Internal Revenue Service
      Form W-8 (or successor form), and certify, under penalty of perjury, that you are not a United States person or (b) a financial institution holding the senior deferrable notes or treasury security on your behalf certifies, under penalty of perjury, that it has received an Internal Revenue Service Form W-8 (or successor form) from the beneficial owner and provides us with a copy.

   We generally will withhold tax at a rate of 30% on the purchase contract payments and dividends paid on the shares of Georgia-Pacific Group Stock acquired under the purchase contract.

   You may reduce or eliminate the 30% withholding tax applicable to you on interest (including original issue discount), purchase contract payments or dividends if you provide us with a properly executed (1) Internal Revenue Service Form 1001 (or successor form) claiming a reduction of or an exemption from withholding under the benefit of an applicable tax treaty or (2) Internal Revenue Service Form 4224 (or successor form) stating that such payments paid are not subject to withholding tax because they are effectively connected with your conduct of a trade or business in the United States.

   The 30% U.S. federal withholding tax will not apply to any gain or income that you realize on the sale, exchange, or other disposition of the PEPS Units, the Treasury PEPS Units, senior deferrable notes, treasury security or Georgia-Pacific Group Stock acquired under the purchase contract.

 United States Federal Income Tax

   If you are engaged in a trade or business in the United States and interest on the senior deferrable notes, original issue discount on the treasury security, dividends on the Georgia-Pacific Group Stock and, to the extent they constitute taxable income, purchase contract payments from the purchase contracts are effectively connected with the conduct of that trade or business (although exempt from the 30% withholding tax), you will be subject to United States federal income tax on the interest, original issue discount, dividends and purchase contract payments on a net income basis in the same manner as if you were a United States holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest on the senior deferrable notes, original issue discount on the treasury security, dividends on the Georgia-Pacific Group Stock and, to the extent they constitute taxable income, the purchase contract payments from the purchase contracts will be included in earnings and profits.

   Any gain or income realized on the disposition of a PEPS Unit, a Treasury PEPS Unit, a senior deferrable note, a treasury security or Georgia-Pacific Group Stock acquired under the purchase contract generally will not be subject to United States federal income tax unless:

     (1) that gain or income is effectively connected with your conduct of a trade or business in the United States;

     (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

     (3) in the case of PEPS Units, Treasury PEPS Units or Georgia-Pacific Group Stock, we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes.

   We have not determined whether we are a "U.S. real property holding corporation" for United States federal income tax purposes. If we are or become a U.S. real property holding corporation, so long as the Georgia-Pacific Group Stock continues to be regularly traded on an established securities market, you will not be subject to U.S. federal income tax on the disposition of a purchase contract (that is a part of a PEPS Unit or Treasury PEPS Unit) or Georgia-Pacific Group Stock if you hold or have held (at any time during the shorter of the five year period preceding the date of disposition or your holding period) less than five percent of the total outstanding purchase contracts or Georgia-Pacific Group Stock, respectively.

   Special rules may apply to you if you are a "controlled foreign corporation", "passive foreign investment company" or "foreign personal holding company" and are subject to special treatment under the Code. If you are such an entity, you should consult your own tax advisor to determine the United States federal, state, local and other tax consequences that may be relevant to you.

Information Reporting and Backup Withholding

   If you are a United States holder, unless you are an exempt recipient such as a corporation, payments under the PEPS Units, Treasury PEPS Units, senior deferrable notes, treasury security or Georgia-Pacific Group Stock, the proceeds received with respect to a fractional share of a share of Georgia-Pacific Group Stock upon the settlement of a purchase contract, and the proceeds received from the sale, exchange or other disposition of PEPS Units, Treasury PEPS Units, senior deferrable notes, treasury security or Georgia-Pacific Group Stock may be subject to information reporting and may be subject to United States federal backup withholding at the rate of 31% if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable United States information reporting or certification requirements.

   If you are a Non-United States holder, no information reporting (except possibly with respect to purchase contract payments to the extent they constitute taxable income) or backup withholding will be required with respect to payments made by us if a statement described above under "Non-United States Holders" has been received and the payor does not have actual knowledge that you are a United States holder.

   Amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

                             ERISA CONSIDERATIONS

   Generally, employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans and individual retirement accounts that are subject to Section 4975 of the Code and entities whose assets are considered assets of such plans (collectively, "Plans") may purchase PEPS Units subject to the investing fiduciary's determination that the investment satisfies ERISA's fiduciary standards and other requirements applicable to investments by Plans. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plans.

   Section 406 of ERISA and Section 4975 of the Code prohibit fiduciaries from engaging in specified transactions involving Plan assets with persons that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the Plan. A violation of these "prohibited transaction" rules may generate excise tax and other liabilities under ERISA and the Code. Thus, a Plan fiduciary considering an investment in PEPS Units also should consider whether such an investment might constitute or give rise to a prohibited transaction under ERISA or the Code for which no exemption is available. For example, the purchase and holding of PEPS Units by a Plan with respect to which Georgia-Pacific, the underwriters or any of their affiliates is a party in interest or disqualified person could constitute a prohibited transaction under ERISA or the Code unless an exemption were available for such purchase.

   In this regard, the United States Department of Labor has issued prohibited transaction class exemptions ("PTCEs") that may apply to the acquisition and holding of the PEPS Units. These class exemptions are PTCE 84-14 (respecting transactions determined by independent qualified professional asset managers), PTCE 90-1 (respecting insurance company separate accounts), PTCE 91-38 (respecting bank collective trust funds), PTCE 95-60 (respecting insurance company general accounts) and PTCE 96-23 (respecting transactions determined by in-house asset managers).

   Any fiduciary proposing to acquire the PEPS Units on behalf of a Plan should consult with counsel for the Plan and determine that such acquisition and holding does not and will not constitute a prohibited transaction and will satisfy the applicable fiduciary requirements imposed under ERISA. Any such acquisition by a Plan will be deemed a representation by the Plan and the fiduciary effecting the investment on behalf of the Plan that such acquisition and holding satisfies the applicable fiduciary requirements of ERISA and is entitled to exemptive relief from the prohibited transaction provisions of ERISA and the Code in accordance with one or more of the foregoing PTCEs or another available prohibited transaction exemption or otherwise will not result in a nonexempt prohibited transaction.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated June 30, 1999, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of PEPS Units indicated below:

                                                                      Number of
   Underwriters                                                       PEPS Units
   ------------                                                       ----------
   Morgan Stanley & Co. Incorporated................................. 10,500,000
   Goldman, Sachs & Co. .............................................  3,000,000
   PaineWebber Incorporated..........................................    750,000
   Salomon Smith Barney Inc. ........................................    750,000
                                                                      ----------
       Total......................................................... 15,000,000
                                                                      ==========

   The underwriters are offering the PEPS Units subject to their acceptance of the PEPS Units from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the PEPS Units offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the PEPS Units offered by this prospectus supplement if any such PEPS Units are taken. However, the underwriters are not required to take or pay for the PEPS Units covered by the underwriters' over-allotment option described below.

   The per PEPS Unit price of any PEPS Unit sold by the underwriters shall be the public offering price listed on the cover page of this prospectus supplement, in United States dollars, less an amount not greater than the per PEPS Unit amount of the concession to dealers described below.

   The underwriters initially propose to offer part of the PEPS Units directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $.90 per PEPS Unit under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 per PEPS Unit to other underwriters or to certain dealers. After the initial offering of the PEPS Units, the offering price and other selling terms may from time to time be varied by the underwriters.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 2,250,000 additional PEPS Units at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the PEPS Units offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of additional PEPS Units as the number listed next to the underwriter's name in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to the public would be $862,500,000, the total underwriters' discounts and commissions would be $25,875,000 and the total proceeds to Georgia-Pacific would be $836,625,000.

   Prior to this offering, there has been no public market for the PEPS Units. The PEPS Units have been approved for listing on the New York Stock Exchange under the symbol "GPW". In order to meet one of the requirements for listing on the New York Stock Exchange, the underwriters have undertaken to sell the PEPS Units to a minimum of 400 beneficial owners.

   We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any PEPS Units, purchase contracts or shares of Georgia-Pacific Group Stock or any securities convertible into or exercisable or exchangeable for PEPS Units, purchase contracts or shares of Georgia-Pacific Group Stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of PEPS Units, purchase contracts or shares of Georgia-Pacific Group Stock, whether any transaction described above is to be settled by delivery of PEPS Units, purchase contracts or shares of Georgia-Pacific Group Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  . the sale of PEPS Units to the underwriters;

  . the repurchase by us of shares of either Georgia-Pacific Group Stock or Timber Stock, or both;

  . the issuance by us of shares of Georgia-Pacific Group Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing; or

  . transactions by any person other than us relating to PEPS Units, purchase contracts or shares of Georgia-Pacific Group Stock or other securities acquired in open market transactions after the completion of the offering of the PEPS Units.

   In order to facilitate the offering of the PEPS Units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the PEPS Units, the senior deferrable notes or Georgia-Pacific Group Stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the PEPS Units for their own account. In addition, to cover over-allotments or to stabilize the price of the PEPS Units or Georgia-Pacific Group Stock, the underwriters may bid for, and purchase, PEPS Units or Georgia-Pacific Group Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the PEPS Units in the offering, if the syndicate repurchases previously distributed PEPS Units in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the PEPS Units, the senior deferrable notes or Georgia-Pacific Group Stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time. On June 30, 1999, the underwriters purchased an aggregate of 300,000 shares of Georgia-Pacific Group Stock at prices ranging from $47 to $47 7/16.

   We intend to use the net proceeds of the offering of PEPS Units to refinance a portion of an interim term loan made to us by an affiliate of Morgan Stanley & Co. Incorporated. Because more than 10% of the net proceeds of the offering will be received by an entity who is affiliated with a member of the National Association of Securities Dealers, Inc. (the "NASD") who is participating in the offering, the offering is being conducted in compliance with NASD Conduct Rule 2710(c)(8). In accordance with this rule, Goldman, Sachs & Co. is acting, and assuming the responsibility of acting, as qualified independent underwriter ("QIU"), and the public offering price of the PEPS Units will be no higher than that recommended by the QIU. The QIU has participated in the preparation of the registration statement of which this prospectus supplement is a part and has performed due diligence with respect thereto.

   From time to time, Morgan Stanley & Co. Incorporated and certain of its affiliates have provided, and continue to provide, investment banking and other financial services to us, including as lender under the interim term loan referred to above.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   The validity of the PEPS Units, the purchase contracts and senior deferrable notes offered hereby will be passed upon for us by Simpson Thacher & Bartlett, New York, New York. The validity of the Georgia-Pacific Group Stock offered hereby will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York. Simpson Thacher & Bartlett and Shearman & Sterling may rely on Troutman Sanders LLP as to matters of Georgia law. Shearman & Sterling from time to time provides legal services to us.

                                    EXPERTS

   The audited consolidated and combined financial statements and schedules of Georgia-Pacific Corporation and subsidiaries, Georgia-Pacific Corporation-- Georgia-Pacific Group and Georgia-Pacific Corporation--The Timber Company incorporated by reference in the accompanying prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in the accompanying prospectus in reliance upon the authority of said firm as experts in giving said reports.

PROSPECTUS
[Logo of Georgia-Pacific]

                                $2,975,000,000

                          Georgia-Pacific Corporation

   Georgia-Pacific Corporation may offer and sell--

      . Debt Securities

      . Preferred Stock

      . Georgia-Pacific Corporation--Georgia-Pacific Group
        Common Stock and Georgia-Pacific Group Rights to
        Purchase Series B Junior Preferred Stock

      . Georgia-Pacific Corporation--Timber Group Common Stock and Timber Group Rights to Purchase Series C Junior
        Preferred Stock

      . Warrants

      . Stock Purchase Contracts

      . Stock Purchase Units

   We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplements carefully before you invest.

   This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement for those securities.

   Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus supplement or the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                 June 30, 1999

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
ABOUT THIS PROSPECTUS.....................................................   1
WHERE YOU CAN FIND MORE INFORMATION.......................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................   2
THE COMPANY...............................................................   3
USE OF PROCEEDS...........................................................   3
RATIO OF EARNINGS TO FIXED CHARGES........................................   3
DESCRIPTION OF DEBT SECURITIES............................................   4
  General.................................................................   4
  Subordination of Subordinated Debt Securities...........................   6
  Certain Covenants.......................................................   7
  Certain Definitions.....................................................   9
  Merger, Sale and Lease..................................................   9
  Conversion Rights.......................................................  10
  Events of Default.......................................................  10
  Modification and Waiver.................................................  11
  Discharge, Defeasance and Covenant Defeasance...........................  12
  Book-Entry Securities...................................................  13
  Concerning the Trustees.................................................  14
DESCRIPTION OF PREFERRED STOCK............................................  15
  General.................................................................  15
  Rank....................................................................  15
  Dividend Rights.........................................................  16
  Voting Rights...........................................................  16
  Liquidation Rights......................................................  17
  Redemption..............................................................  17
  Conversion..............................................................  17
DESCRIPTION OF COMMON STOCK...............................................  17
  Authorized and Outstanding Shares.......................................  17
  Dividends...............................................................  17
  Voting Rights...........................................................  18
  Conversion and Redemption...............................................  19
  Liquidation.............................................................  24
  Determinations by Our Board of Directors................................  25
  Preemptive Rights.......................................................  25
  Restated Rights Agreement...............................................  25
  Certain Anti-Takeover Provisions of Georgia Law, Our Restated Articles
   of Incorporation and Bylaws and Our Restated Rights Agreement..........  27
DESCRIPTION OF WARRANTS...................................................  31
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS..........  31
BOOK-ENTRY ISSUANCE.......................................................  32
PLAN OF DISTRIBUTION......................................................  34
LEGAL MATTERS.............................................................  35
EXPERTS...................................................................  35

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, the "Commission", utilizing a "shelf" registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,975,000,000.

   We provide information to you about the securities in two separate documents that progressively provide more detail:

  . this prospectus, which contains general information, some of which may not apply to your securities; and

  . the accompanying prospectus supplement, which describes the terms of your securities and may also add, update or change information contained in this prospectus.

If the terms of your securities vary between the accompanying prospectus supplement and this prospectus, you should rely on the different information in the prospectus supplement.

   You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information" to learn more about us and the securities we are offering.

   Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Georgia-Pacific", "we", "us", "our" or similar references mean Georgia-Pacific Corporation and its consolidated subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any document that we file at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the Commission located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the Commission's home page at http://www.sec.gov. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which exchange our Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock, par value $.80 per share, "Georgia-Pacific Group Stock", and our Georgia-Pacific Corporation-- Timber Group Common Stock, par value $.80 per share, "Timber Stock", are traded. We refer to the Georgia-Pacific Group Stock and the Timber Stock as the "Common Stock".

   This prospectus constitutes part of a Registration Statement on Form S-3 filed with the Commission under the Securities Act of 1933. It omits some of the information contained in the Registration Statement, and you should refer to the Registration Statement for further information about us and the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission is not necessarily complete, and in each instance you should refer to the copy of the document filed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Commission allows us to disclose important information to you by referring you to documents we have filed or will file with them. The information "incorporated by reference" is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede previously filed information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of all of the securities is completed:

  . Our Annual Report on Form 10-K for the year ended December 31, 1998 (filed on March 19, 1999 and amended on April 7, 1999);

  .  Our Quarterly Report on Form 10-Q for the quarter ended April 3, 1999;
     and

  . Our Current Reports on Form 8-K dated March 18, 1999, May 4, 1999, June 22, 1999 and June 28, 1999.

   You may request a copy of these filings, at no cost, by directing your request to Kenneth F. Khoury, Vice President, Deputy General Counsel and Secretary, Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303, (404) 652-4000.

                                  THE COMPANY

   Georgia-Pacific, founded in 1927 as a wholesaler of hardwood lumber in Augusta, Georgia, has grown through expansion and acquisitions to become one of the world's leading manufacturers and distributors of building products and one of the world's leading producers of pulp and paper. In December 1997, we separated our timber business into a new operating group called The Timber Company. Our manufacturing and distribution businesses are now known as the Georgia-Pacific Group.

   The Georgia-Pacific Group is one of the nation's largest producers of structural and other wood panels, lumber, communication papers, containerboard and market pulp. It also is the second largest gypsum wallboard producer in North America and operates the world's largest building products distribution system. In addition, it operates a rapidly growing tissue products business.

   The Timber Company is engaged in the business of growing and selling timber and wood fiber and is the third largest private owner of timberlands in the United States, owning approximately 5.0 million acres of timberland in the United States and Canada, and managing an additional 400,000 acres under long-term leases. The Timber Company grows various commercial species of trees on its timberlands and sells timber and wood fiber to the Georgia-Pacific Group and other industrial wood users. The principal products sold by The Timber Company are softwood sawtimber, softwood pulpwood, hardwood sawtimber and hardwood pulpwood.

   Our principal executive offices are located at 133 Peachtree Street, N.E., Atlanta, Georgia 30303, and our telephone number is (404) 652-4000.

                                USE OF PROCEEDS

   Unless we otherwise indicate in the applicable prospectus supplement, we will use net proceeds from the sale of the securities offered by this prospectus and the applicable prospectus supplement for general corporate purposes. General corporate purposes may include the reduction of debt, possible acquisitions, and investments in, or extension of credit to, our subsidiaries.

                      RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                              Three
                                              Months
                                              Ended   Year Ended December 31,
                                             April 3, ------------------------
                                               1999   1998 1997 1996 1995 1994
                                             -------- ---- ---- ---- ---- ----
Ratio of earnings to fixed charges
 (unaudited)................................   3.08   2.05 1.48 1.55 4.41 2.14

   The ratio of earnings to fixed charges is computed by dividing "earnings", which consist of (1) income before income taxes, extraordinary items and accounting changes, (2) interest expense (excluding interest capitalized during the period and including amortization of previously capitalized interest) and (3) one-third of rental expense (the portion deemed representative of interest), by "fixed charges", which consist of (1) total interest costs (including interest capitalized during the period) and (2) one-third of rental expense.

   We do not have, and have not had, any Preferred Stock outstanding during the periods indicated. Accordingly, we cannot show you the ratio of combined fixed charges and Preferred Stock dividends to earnings.

                        DESCRIPTION OF DEBT SECURITIES

   We may from time to time offer and sell debt securities, consisting of debentures, notes and/or other unsecured evidences of indebtedness, the "Debt Securities". The Debt Securities will be either our unsecured senior debt securities, the "Senior Debt Securities", or our unsecured subordinated debt securities, the "Subordinated Debt Securities". The Senior Debt Securities will be issued under an indenture, the "senior indenture", between us and The Bank of New York, as Trustee, the "senior trustee". The Subordinated Debt Securities are to be issued under a second indenture, the "subordinated indenture", which will be entered into between us and The Bank of New York, as Trustee, the "subordinated trustee". The senior indenture and the subordinated indenture are together called the "indentures" and the senior trustee and the subordinated trustee are together called the "trustees".

   The following summary of certain provisions of the Indentures is not complete. You should refer to the indentures. We have filed copies of the indentures as exhibits to the registration statement of which this prospectus is a part, Registration Statement File No. 333-80757, the "Registration Statement". Section references below are to the section in the applicable indenture. Capitalized terms have the meanings assigned to them in the applicable indenture. The referenced sections of the indentures and the definitions of capitalized terms are incorporated by reference.

   We have summarized below the general terms and provisions of the Debt Securities. We will describe the particular terms of the Debt Securities offered by any prospectus supplement in the prospectus supplement relating to the offered Debt Securities.

   We have substantial operations at the subsidiary level. Claims of creditors of our subsidiaries, including general creditors, generally will have priority as to the assets of subsidiaries over our claims and the claims of holders of our indebtedness, including holders of the Debt Securities. We will rely on cash generated from operations, including the operations of our subsidiaries, and our available financing sources in order to meet our debt service obligations.

General

   The indentures do not limit the amount of Debt Securities that we may issue. (section 301) Each indenture provides that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be our unsecured obligations.

   The indentures and the Debt Securities do not contain any provisions that would:

  .  limit our ability or the ability of our subsidiaries to incur debt;

  . require us or an acquiror to repurchase Debt Securities in the event of a "change in control"; or

  . afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving us or our subsidiaries.

You should read the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants described below that are applicable to the offered Debt Securities.

   Unless otherwise indicated in the applicable prospectus supplement, principal of, premium, if any, and interest on the Debt Securities will be payable at the corporate trust office of the trustees in the Borough of

Manhattan, The City of New York, provided that, at our option, interest may be paid by mailing a check to the address of the person receiving interest as it appears on the security register for the Debt Securities. Transfers of Debt Securities, other than book-entry securities, may be made at the same location. The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the applicable prospectus supplement, in denominations of $1,000 or integral multiples thereof. (section
302) We will not charge for any registration of transfer or exchange of the Debt Securities, but we may require payment of an amount sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange. (section 305)

   The prospectus supplement relating to the particular series of Debt Securities being offered will specify the particular terms of those Debt Securities. The terms may include:

  .  the title and type of the particular series of Debt Securities;

  . any limit on the aggregate principal amount of the particular series of Debt Securities;

  . the date or dates on which the principal of the particular series of Debt Securities will mature;

  . the rate or rates, which may be fixed or variable, per year or the method by which such rate or rates will be determined, at which the particular series of Debt Securities will bear interest, if any;

  . the date or dates from which interest, if any, will accrue, or the method by which such date or dates will be determined, the date or dates on which interest will be payable and the record dates for interest payment dates;

  . the place or places where the principal of, and premium, if any, and any interest on the particular series of Debt Securities will be payable;

  . the period or periods within which, the price or prices at which, and the terms and conditions upon which, the particular series of Debt Securities may be redeemed, in whole or in part, at our option;

  . our obligation, if any, to redeem, repay or purchase the particular series of Debt Securities pursuant to any sinking fund or analogous provision or at the option of the holders and the period or periods within which, the price or prices at which and the terms and conditions upon which the particular series of Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

  . the currency or currencies of payment of principal of, premium, if any, and interest on the particular series of Debt Securities;

  . the index, if any, used to determine the amount of payment of principal of, premium, if any, and interest on the particular series of Debt Securities;

  . in the case of a particular series of Subordinated Debt Securities, the portion of the principal amount of the Subordinated Debt Securities which will be payable upon the declaration of acceleration of the maturity thereof;

  . any additional restrictive covenants included for the benefit of the holders of the particular series of Debt Securities;

  . any additional events of default with respect to the particular series of Debt Securities;

  . in the case of a particular series of Subordinated Debt Securities, whether that series will be convertible into shares of any class of Common Stock and if so, the terms and conditions, which may be in addition to or in lieu of the provisions contained in the subordinated indenture, upon which the series will be convertible, including the conversion price and conversion period;

  . in the case of a particular series of Subordinated Debt Securities, information with respect to book-entry procedures, if any; and

  . any other terms of the particular series of Debt Securities not inconsistent with the provisions of the indentures. (section 301)

   Some of the Debt Securities may be issued as original issue discount Debt Securities. Original issue discount Debt Securities are securities sold by us for substantially less than their stated principal amount. Federal income tax consequences and other special considerations applicable to any original issue discount Debt Securities will be described in the applicable prospectus supplement. (section 101)

Subordination of Subordinated Debt Securities

   Our obligations to make any payment of the principal of and premium, if any, and interest on the Subordinated Debt Securities will be subordinate and junior in right of payment to all senior indebtedness and, in certain circumstances relating to our liquidation, dissolution, termination or reorganization, to all "additional senior obligations". (Article Thirteen of the subordinated indenture) We cannot make any payment of the principal of and premium, if any, or interest on the Subordinated Debt Securities if there is a default in payment with respect to senior indebtedness or an event of default with respect to any senior indebtedness that results in the acceleration of its maturity and that default or event of default continues.

   The subordinated indenture defines "senior indebtedness" as:

  . all "indebtedness of Georgia-Pacific for money borrowed", whether now outstanding or later created, assumed or incurred, other than:

    .  the Subordinated Debt Securities;

    . any obligation "ranking on a parity with the Subordinated Debt Securities"; or

    .  any obligation "ranking junior to the Subordinated Debt Securities";
       and

  .  any deferrals, renewals or extensions of any such senior indebtedness.

   The term "indebtedness of Georgia-Pacific for money borrowed" means any obligation of, or any obligation guaranteed by, Georgia-Pacific for repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligations for payment of the purchase price of property or assets acquired other than in the ordinary course of business.

   The subordinated indenture defines "additional senior obligations" as all our indebtedness, whether now outstanding or later created, assumed or incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements. However, additional senior obligations do not include:

  .  any claims in respect of senior indebtedness; or

  .  any obligations:

    .  ranking on a parity with the Subordinated Debt Securities or

    .  ranking junior to the Subordinated Debt Securities.

For purposes of this definition, "claim" has the meaning assigned to it in
Section 101(4) of the United States Bankruptcy Code of 1978. The subordinated indenture does not limit or prohibit the incurrence of senior indebtedness or additional senior obligations.

   The subordinated indenture defines "ranking on a parity with the Subordinated Debt Securities" as any obligation of Georgia-Pacific that:

  . ranks equally with and not prior to the Subordinated Debt Securities in right of payment upon the happening of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation, dissolution or termination of or relating to Georgia-Pacific as a whole, whether voluntary or involuntary; and

  . is specifically designated as ranking on a parity with the Subordinated Debt Securities by express provision in the instrument creating or evidencing such obligation. (section 101 of the subordinated indenture)

   The subordinated indenture defines "ranking junior to the Subordinated Debt Securities" as any obligation of Georgia-Pacific that:

  . ranks junior to and not equally with or prior to the Subordinated Debt Securities in right of payment upon the happening of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation, dissolution or termination of or relating to Georgia-Pacific as a whole, whether voluntary or involuntary; and

  . is specifically designated as ranking junior to the Subordinated Debt Securities by express provisions in the instrument creating or evidencing that obligation (section 101 of the subordinated indenture).

   Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation, dissolution or termination of or relating to Georgia-Pacific as a whole, whether voluntary or involuntary, the holders of all senior indebtedness will first be entitled to receive payment in full before the holders of the Subordinated Debt Securities will be entitled to receive any payment of the principal of and premium, if any, or interest on the Subordinated Debt Securities. If, after paying the holders of senior indebtedness, any cash, property or securities remain, those excess proceeds will first be applied to pay in full all the additional senior obligations; then we can make payments on the Subordinated Debt Securities.

   If the holders of Subordinated Debt Securities receive payment and are aware at the time of receiving payment that all senior indebtedness and additional senior obligations have not been paid in full, then that payment will be held in trust for the benefit of the holders of senior indebtedness or additional senior obligations, as the case may be. (Section 1301 of the subordinated indenture) Because of this subordination, in the event of insolvency, holders of the Subordinated Debt Securities may recover less, proportionately, than holders of senior indebtedness and holders of additional senior obligations and our general unsecured creditors.

Certain Covenants

 Limitation on Liens

   We may not, nor may we permit any restricted subsidiary, as defined below, to, create or assume any mortgage, security interest, pledge or lien, collectively, a "lien", upon any principal property, as defined below, or upon the shares of stock or indebtedness of any restricted subsidiary, without equally and ratably securing the Debt Securities. However, this restriction does not apply to:

     (1) liens on any principal property existing at the time of its acquisition and liens created contemporaneously with or within 120 days after (or created pursuant to firm commitment financing arrangements obtained within that period) the completion of the acquisition, improvement or construction of such property to secure payment of the purchase price of such property or the cost of such construction or improvements;

     (2) liens on property or shares of stock or indebtedness of a corporation existing at the time it is merged into or its assets are acquired by us or a restricted subsidiary;

     (3) liens on property or shares of stock or indebtedness of a corporation existing at the time it becomes a restricted subsidiary;

     (4) liens securing debts of a restricted subsidiary to us and/or one or more of our subsidiaries;

     (5) liens in favor of a governmental unit to secure payments under any contract or statute, or to secure debts incurred in financing the acquisition of or improvements to property subject thereto;

     (6) liens on timberlands in connection with an arrangement under which we and/or one or more restricted subsidiaries are obligated to cut or pay for timber in order to provide the lienholder with a specified amount of money, however determined;

     (7) liens created or assumed in the ordinary course of the business of exploring for, developing or producing oil, gas or other minerals (including borrowings in connection therewith) on, or on any interest in, or on any proceeds from the sale of, property acquired for such purposes, production therefrom (including the proceeds thereof), or material or equipment located thereon;

     (8) liens in favor of any customer arising in respect of and not exceeding the amount of performance deposits and partial, progress, advance or other payments by that customer for goods produced or services rendered to that customer in the ordinary course of business;

     (9) liens to extend, renew or replace any liens referred to in clauses
  (1) through (8) or this clause (9) or any lien existing on the date of the applicable Indenture;

     (10) mechanics' and similar liens;

     (11) liens arising out of litigation or judgments being contested; and

     (12) liens for taxes not yet due, or being contested, landlords' liens, tenants' rights under leases, easements, and similar liens not impairing the use or value of the property involved. (section 1004)

See "Exemption from Limitations on Liens and Sale and Lease-Back".

 Limitation on Sale and Lease-Back

   Transactions involving sale and lease-back by us or one or more restricted subsidiaries of any principal property, except for leases not exceeding three years, are prohibited unless:

     (1) we and/or such restricted subsidiary or subsidiaries would be entitled to incur indebtedness secured by a lien on that property without securing the Debt Securities;

     (2) an amount equal to the value of the sale and lease-back is applied within 120 days to:

  . the voluntary retirement of indebtedness for borrowed money of Georgia-Pacific or any restricted subsidiary maturing more than one year after the date incurred and which is senior to or equal with the Debt Securities in right of payment ("funded debt"); or

  . the purchase of other property that will constitute principal property having a value at least equal to the net proceeds of the sale; or

     (3) we and/or a restricted subsidiary shall deliver to the applicable Trustee for cancellation funded debt (including the Debt Securities) in an aggregate principal amount at least equal to the net proceeds of the sale. (section 1005)

See "Exemption from Limitations on Liens and Sale and Lease-Back".

 Exemption from Limitations on Liens and Sale and Lease-Back

   We and/or one or more restricted subsidiaries are permitted to create or assume liens or enter into sale and lease-back transactions that would not otherwise be permitted under the limitations described under "Limitation on Liens" and "Limitation on Sale and Lease-Back", provided that the sum of the aggregate amount of all indebtedness secured by these liens (not including indebtedness otherwise permitted under the exceptions described in clauses (1) through (12) under "Limitation on Liens") and the value of all of these sale and lease-back transactions (not including those that are for less than three years or in respect of which indebtedness is retired or property is purchased or Debt Securities are delivered, as described under "Limitation on Sale and Lease-Back") will not exceed 5% of the net tangible assets, as defined below, of us and our restricted subsidiaries. (section 1006)

 Applicability of Covenants

   Any series of Debt Securities may provide that any one or more of the covenants described above, as well as certain provisions of the "Merger, Sale and Lease" covenant described below, shall not be applicable to the Debt Securities of such series. (section 1009)

Certain Definitions

   The following terms are defined in more detail in section 101 of the applicable indenture.

     "Net tangible assets" means, at any date, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities, (2) any item representing Investments in Unrestricted Subsidiaries, as defined in the applicable indenture, and (3) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all of the foregoing as set forth on the most recent consolidated balance sheet of Georgia-Pacific and computed in accordance with generally accepted accounting principles.

     "Principal property" means any mill, manufacturing plant or facility or timberlands owned by us or one or more restricted subsidiaries and located within the continental United States, but does not include any such mill, plant, facility or timberlands which are acquired after the date of the applicable Indenture for the disposal of solid waste or control or abatement of atmospheric pollutants or contaminants, or water, noise or other pollutants, or which in the opinion of our board of directors is not of material importance to our total business and our restricted subsidiaries as an entirety, and does not include timberlands designated by our board of directors as being held primarily for development or sale, or minerals or mineral rights.

     "Restricted subsidiary" means a subsidiary substantially all of the property of which is located within the continental United States and which itself, or with us or one or more other restricted subsidiaries, owns a principal property.

     "Subsidiary" means any corporation a majority of the outstanding voting stock of which is owned or controlled by us or one or more subsidiaries and which is consolidated in our accounts.

Merger, Sale and Lease

   Under the senior indenture, we may consolidate with or merge into any other corporation or sell, convey or lease all or substantially all of our properties and assets to any person, without the consent of the holders of any of the outstanding Senior Debt Securities, provided that:

  . any successor or purchaser will expressly assume the due and punctual payment of the principal of and interest on all the Senior Debt Securities and the due and punctual performance and observance of all of the covenants and conditions of the senior indenture to be performed by us under a supplemental indenture; and

  . we have delivered to the senior trustee an opinion of counsel stating compliance with these provisions. (sections 801 and 804 of the senior indenture)

   Under the subordinated indenture, we may not consolidate with or merge into any other corporation or sell, convey, exchange, transfer or lease all or substantially all of our properties and assets to any person, unless:

  . any successor or purchaser is a corporation organized under the laws of any domestic jurisdiction;

  . any such successor or purchaser expressly assumes our obligations on the Subordinated Debt Securities and under the subordinated indenture;

  . immediately after the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, occurs and continues; and

  . certain other conditions are met. (section 801 of the subordinated indenture)

   Under both indentures, if upon any merger of us with or into any other corporation, or upon any sale or lease of all or substantially all of our properties, any principal property of Georgia-Pacific or a restricted subsidiary or any shares of stock or indebtedness of a restricted subsidiary owned immediately prior to such merger, sale or lease would, thereupon, become subject to any lien other than liens permitted, without securing the Debt Securities under sections 1004 and 1006 of the applicable indenture summarized above, prior to such event, we will secure the Debt Securities, equally with all of our other obligations so secured, by a lien on such principal property, shares or indebtedness prior to all liens other than any liens existing up to that time thereon and liens so permitted by those sections of the indenture. (section 802)

Conversion Rights

   The terms and conditions, if any, upon which Subordinated Debt Securities are convertible into shares of any class of Common Stock will be set forth in the prospectus supplement relating to such series of Subordinated Debt Securities. Such terms will include:

  .  the conversion price;

  .  the conversion period;

  . provisions as to whether conversion will be at the option of the holder or us;

  .  the events requiring an adjustment of the conversion price; and

  . provisions affecting conversion in the event of the redemption of such series of Subordinated Debt Securities.

Events of Default

   Unless otherwise provided in the applicable prospectus supplement, the indentures provide that the following events constitute events of default:

  . failure to pay any interest upon any Debt Security when due, and that failure continues for 30 days (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

  . failure to pay the principal of, or premium, if any, on, any Debt Security when due at its maturity or upon acceleration (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

  . failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series (whether or not payment is prohibited by the subordination provisions);

  . failure to perform any other covenants or warranties in the applicable Indenture, other than a covenant or warranty included in the applicable indenture solely for the benefit of a series of Debt Securities under the applicable Indenture other than that series, and that failure continues for 90 days, in the case of the senior indenture, and 60 days, in the case of the subordinated indenture, after written notice as provided in the applicable Indenture;

  . certain events of bankruptcy, insolvency or reorganization of Georgia-Pacific; and

  . any other event of default provided with respect to Debt Securities of that series. (section 501)

   Acceleration of Debt Securities. If an event of default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, either the applicable trustee or the holders of at least 25% in aggregate principal amount of outstanding Debt Securities of that series may declare the principal amount (or, if those Debt Securities are original issue discount Debt Securities, the portion of the principal amount specified in their terms) of all Debt Securities of that series due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made but, before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul that acceleration if all events of default, other than the non-payment of accelerated principal (or specified portion thereof) with respect to Debt Securities of that series, have been cured or waived as provided in the applicable indenture. (section
502)

   General. If there is a default in the payment of principal, premium, if any, or interest, if any, or the performance of any covenant or agreement in the Debt Securities or the indentures, the applicable trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce payment of that principal, premium, if any, or interest, if any, or to obtain the performance of that covenant or agreement or any other proper remedy. (section 503) Under certain circumstances, the applicable trustee may withhold notice of a default to the holders of the securities if the applicable trustee in good faith determines that the withholding of that notice is in the best interest of the holders, and the applicable trustee will withhold the notice for certain defaults for a period of 30 days. (section
602) You should review the prospectus supplement relating to any series of Debt Securities that are original issue discount Debt Securities for particular provisions relating to acceleration of the stated maturity of a portion of the principal amount of that series of original issue discount Debt Securities if an event of default occurs and is continuing.

   The indentures provide that, subject to the duty of the applicable trustee during default to act with the required standard of care, the applicable trustee does not have to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the holders, unless those holders have offered to the applicable trustee reasonable security or indemnity. (section 603) Subject to the foregoing sentence and to certain other conditions, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or exercising any trust or power conferred on the applicable trustee, with respect to the Debt Securities of that series. (section 512)

   No holders of any Debt Securities of any series may institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or trustee or for any remedy relating to that appointment:

  . unless those holders have already given to the applicable trustee written notice of a continuing event of default;

  . unless the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series have made written request, and offered reasonable indemnity, to the applicable trustee to institute such a proceeding as trustee;

  . if the trustee has received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with the written request; and

  . unless the trustee has failed to institute the proceeding within 60 days. (section 507)

The above limitations do not apply to a suit instituted by holder of a Debt Security for enforcement of payment of the principal of and premium, if any, or interest on the Debt Security on or after the respective due dates described in the Debt Security. (section 508)

   We are required to furnish to each trustee annually a statement as to the performance by us of certain of our obligations under the applicable indenture and as to any default in such performance. (section 1007)

Modification and Waiver

   We and the applicable trustee may modify and amend the indentures with the consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding Debt Securities of each series issued under the applicable indenture and affected by the modification or amendment, but no such modification or amendment may, without the consent of the holders of each outstanding Debt Security of the series affected by the modification or amendment:

  . change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security of that series;

  . reduce the principal amount of or premium, if any, or interest on, any Debt Security of any series (including, in the case of an original issue discount Debt Security, the amount payable upon acceleration of maturity);

  . change the place or currency of payment of principal of or the premium, if any, or interest on any Debt Security of that series;

  . impair the right of any holder to institute suit for the enforcement of any payment on any Debt Security of such series;

  . in the case of the Subordinated Debt Securities, modify the subordination provisions in a manner adverse to the holders of the Subordinated Debt Securities of that series; or

  . reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults. (section 902)

   The holders of at least 66 2/3% in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of all holders of that series, waive compliance by us with certain restrictive provisions of the applicable indenture. (section 1008) The holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of all holders of that series, waive any past default under the applicable indenture, except a default in the payment of principal, premium, if any, or interest and regarding certain covenants. (section 513)

Discharge, Defeasance and Covenant Defeasance

   The applicable indenture with respect to Debt Securities of any series may be discharged, subject to certain terms and conditions, when:

  . either (1) all Debt Securities of such series have been delivered to the applicable trustee for cancellation or (2) all Debt Securities of such series not theretofore delivered to the applicable trustee for cancellation (a) have become due and payable, (b) will become due and payable at their stated maturity within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the applicable trustee for the giving of notice by the applicable trustee, and we, in the case of (a), (b) or (c) of subclause (2), have irrevocably deposited or caused to be deposited with the applicable trustee as trust funds in trust for such purpose an amount in the currency in which such Debt Securities are denominated sufficient to pay and discharge the entire indebtedness on such Debt Securities for principal and premium, if any, and interest to the date of such deposit in the case of Debt Securities which have become due and payable or to the stated maturity or redemption date, as the case may be;

  . paid or caused to be paid all other sums payable under the applicable indenture by us; and

  . we have delivered to the applicable trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the applicable indenture with respect to such series have been complied with. (section
     401)

   If so specified when the Subordinated Debt Securities of a particular series are created, after we have deposited with the subordinated trustee, cash or government securities, in trust for the benefit of the holders sufficient to pay the principal of, premium, if any, and interest on the Subordinated Debt Securities of such series when due, then we, at our option:

  . will be deemed to have paid and satisfied our obligations on all outstanding Subordinated Debt Securities of that series, which is known as "defeasance and discharge"; or

  . will cease to be under any obligation, other than to pay when due the principal of, premium, if any, and interest on these Subordinated Debt Securities, relating to the Subordinated Debt Securities of that series, which is known as "covenant defeasance".

   Under the subordinated indenture, we must also deliver to the subordinated trustee an opinion of counsel to the effect that the holders of the Subordinated Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and discharge or covenant defeasance and that federal income tax would be imposed on the holders in the same manner as if such defeasance and discharge had not occurred. In the case of a defeasance and discharge, such opinion must be based upon a ruling or administrative pronouncement of the Internal Revenue Service.

   When there is a defeasance and discharge, (1) the subordinated indenture will no longer govern the Subordinated Debt Securities of that series, (2) we will no longer be liable for payment and (3) the holders of that series of Subordinated Debt Securities will be entitled only to the deposited funds. When there is a covenant defeasance, however, we will continue to be obligated to make payments when due if the deposited funds are not sufficient.

   The obligations and rights under the subordinated indenture regarding compensation, reimbursement and indemnification of the subordinated trustee, optional redemption, mandatory and optional scheduled installment payments, if any, registration of transfer and exchange of the Subordinated Debt Securities of such series, replacement of mutilated, destroyed, lost or stolen Subordinated Debt Securities and certain other administrative provisions will continue even if we exercise our defeasance and discharge or covenant defeasance options. (sections 403 and 404 of the subordinated indenture)

   Under current federal income tax law, a covenant defeasance would not be treated as a taxable exchange of Subordinated Debt Securities. Prospective investors are urged to consult their own tax advisors as to the specific consequences of a defeasance and discharge, including the applicability and effect of tax laws other than the federal income tax law.

Book-Entry Securities

   The Debt Securities of a series may be issued in the form of one or more book-entry securities that will be deposited with a Depositary or its nominee identified in the applicable prospectus supplement. In this case, book-entry securities will be issued in aggregate denominations equal to the aggregate principal amount of Debt Securities represented by such book-entry securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a book-entry security may not be transferred except as a whole by the applicable Depositary to a nominee of such Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor.

   The specific terms of the depositary arrangement with respect to any Debt Securities to be represented by a book-entry security will be described in the applicable prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

   Upon the issuance of a book-entry security, the Depositary for such book-entry security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such book-entry security to the accounts of persons that have accounts with such Depositary, "participants". We or the underwriters or agents will designate such accounts. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations.

Access to the Depositary's system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly, "indirect participants". Persons who are not participants may beneficially own book-entry securities held by the Depositary only through participants or indirect participants.

   Ownership of beneficial interests in any book-entry security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of indirect participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws, as well as the limits on participation in the Depositary's book-entry system, may impair the ability to transfer beneficial interests in a book-entry security.

   So long as the Depositary or its nominee is the registered owner of a book-entry security, such Depositary or such nominee will be considered the sole owner or holder of the Debt Securities represented by such book-entry security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in securities represented by book-entry securities will not be entitled to have such Debt Securities registered in their names, will not be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders of such Debt Securities under the applicable indenture.

   Payments of principal of and any premium and interest on Debt Securities registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the book-entry securities representing such Debt Securities. We expect that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their beneficial interests in the book-entry security, as shown on the records of such Depositary or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in such book-entry security held through such persons will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name", and will be the responsibility of such participants and indirect participants. Neither we, the applicable trustee, any authenticating agent, any paying agent nor the security registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in any book-entry security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (section 311)

   If the Depositary for Debt Securities of a series notifies us that it is unwilling or unable to continue as Depositary or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, we have agreed to appoint a successor depositary. If such a successor is not appointed by us within 90 days, we will issue Debt Securities of such series in definitive registered form in exchange for the book-entry security. In addition, we may at any time and in our sole discretion determine that the Debt Securities of any series will no longer be represented by book-entry securities. In that event, we will issue Debt Securities of such series in definitive registered form in exchange for such book-entry securities. Further, if we so specify with respect to the Debt Securities of a series, or if an event of default, or an event which with notice, lapse of time or both would be an event of default with respect to the Debt Securities of such series has occurred and is continuing, an owner of a beneficial interest in a book-entry security representing Debt Securities of such series may receive Debt Securities of such series in definitive registered form. In any such case, an owner of a beneficial interest in a book-entry security will be entitled to physical delivery in definitive registered form of Debt Securities of the series represented by such book-entry security equal in principal amount to such beneficial interest and to have such Debt Securities registered in such owner's name. (section 305) Debt Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples of $1,000 and will be issued in registered form only, without coupons.

Concerning the Trustees

   We maintain customary banking relationships with The Bank of New York, and The Bank of New York is a lender under our $1.5 billion unsecured revolving credit facility.

                        DESCRIPTION OF PREFERRED STOCK

   We have summarized below the general terms of the Preferred Stock, without par value per share, "Preferred Stock", to which any prospectus supplement may relate, and the Junior Preferred Stock, without par value per share, "Junior Preferred Stock". The summary is not complete. We will describe some of the terms of any series of the Preferred Stock or the Junior Preferred Stock, as the case may be, offered by any prospectus supplement in the prospectus supplement for that series of Preferred Stock or Junior Preferred Stock, as applicable. If we indicate the terms of any such series in the prospectus supplement, those terms may differ from the terms described below. We encourage you to read our restated articles of incorporation which have been filed with the Commission and the articles supplementary to our restated articles of incorporation which will be filed with the Commission in connection with the offering of the series of Preferred Stock or Junior Preferred Stock.

General

   We are authorized to issue up to 10,000,000 shares of Preferred Stock and 25,000,000 shares of Junior Preferred Stock, of which 5,000,000 shares have been designated as Series B Junior Preferred Stock and 5,000,000 shares have been designated as Series C Junior Preferred Stock. The shares of Series B Junior Preferred Stock and Series C Junior Preferred Stock have been reserved for issuance in connection with our restated rights agreement described under "Description of Common Stock--Restated Rights Agreement". As of the date of this prospectus, we had no Preferred Stock or Junior Preferred Stock outstanding.

   Our restated articles of incorporation authorize our board of directors to provide for the issuance of Preferred Stock and Junior Preferred Stock in one or more series, without shareholder action. Our board of directors can determine the rights, preferences and limitations of each series. Prior to the issuance of each series of Preferred Stock or Junior Preferred Stock, as the case may be, our board of directors will adopt resolutions creating and designating the series as a series of Preferred Stock or Junior Preferred Stock, as applicable.

   The Preferred Stock and the Junior Preferred Stock have the terms described below, unless otherwise provided in the prospectus supplement relating to a particular series of the Preferred Stock or Junior Preferred Stock, as the case may be. You should read the prospectus supplement relating to the particular series of the Preferred Stock or Junior Preferred Stock offered thereby for specific terms, including:

  .  the designation of the series and the number of shares offered;

  .  the amount per share payable in the event of liquidation;

  . the price at which the particular series of Preferred Stock or the Junior Preferred Stock, as the case may be, will be issued;

  . the dividend rate, the dates on which dividends will be payable and the date from which dividends will commence to cumulate;

  .  any redemption, retirement or sinking fund provisions;

  . whether the shares have voting rights, and the extent of any such voting rights, including, without limitation, the right to elect directors;

  .  the terms and conditions, if any, on which shares may be converted;

  . any other preferences, rights, restrictions and qualifications of shares of such series permitted by law and the restated articles of incorporation.

Rank

   Any series of Preferred Stock will rank:

  . senior to all classes of Common Stock and Junior Preferred Stock with respect to dividend rights and liquidation rights;

  . senior to classes of Preferred Stock with respect to either dividend rights or liquidation rights where the terms of the Preferred Stock entitle the holders to receipt of dividends or a liquidation distribution, as the case may be, in preference or priority to the holders of such other classes of Preferred Stock;

  . equally with classes of Preferred Stock with respect to either dividend rights or liquidation rights if the holders of the Preferred Stock are entitled to receipt of dividends or a liquidation distribution, as the case may be, without preference or priority one over the other; and

  . junior to classes of Preferred Stock with respect to either dividend other rights or liquidation rights if the rights of holders are subject or subordinate to the rights of holders of such other classes of Preferred Stock to receipt of dividends or a liquidation distribution, as the case may be.

   Any series of Junior Preferred Stock will rank:

  . senior to all classes of Common Stock with respect to dividend rights and liquidation rights;

  . senior to classes of Junior Preferred Stock with respect to either dividend rights or liquidation rights if the terms of the Junior Preferred Stock entitle the holders to receipt of dividends or a liquidation distribution, as the case may be, in preference or priority to the holders of such other classes of Junior Preferred Stock;

  . equally with classes of Junior Preferred Stock with respect to either dividend rights or liquidation rights if the holders of the Junior Preferred Stock are entitled to receipt of dividends or a liquidation distribution, as the case may be, without preference or priority one over the other; and

  . junior to all classes of Preferred Stock with respect to dividend rights and liquidation rights, and to classes of Junior Preferred Stock with respect to either dividend rights or liquidation rights if the rights of holders are subject or subordinate to the rights of holders of such other classes of Junior Preferred Stock to receipt of dividends or a liquidation distribution, as the case may be.

Dividend Rights

   Dividends on the Preferred Stock and the Junior Preferred Stock are cumulative.

   Each series of Preferred Stock and Junior Preferred Stock will be entitled to dividends as described in the prospectus supplement. Different series of Preferred Stock and Junior Preferred Stock may be entitled to dividends at different rates. The rate may be fixed or variable or both.

   Holders of the Preferred Stock and Junior Preferred Stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends at the rates and on the dates described in the prospectus supplement. Each dividend will be payable to the holders of record as they appear on our stock record books on record dates determined by our board of directors.

   No full dividends may be declared or paid or funds set apart for the payment of dividends on any equal securities unless dividends have been paid or set apart for payment on the Preferred Stock or Junior Preferred Stock, as the case may be. If full dividends are not paid, the Preferred Stock or Junior Preferred Stock, as the case may be, will share dividends pro rata with the securities ranking equally. No dividends may be declared or paid or funds set apart for the payment of dividends on any junior securities unless full cumulative dividends for all dividend periods terminating on or prior to the date of the declaration or payment will have been paid or declared and a sum sufficient for the payment set apart for payment on the Preferred Stock or Junior Preferred Stock, as the case may be.

Voting Rights

   Except as we indicate in the prospectus supplement, or except as required by applicable law, the holders of the Preferred Stock and the Junior Preferred Stock will not be entitled to any voting rights.

Liquidation Rights

   If we liquidate, dissolve or terminate our affairs, either voluntarily or involuntarily, the holders of each series of Preferred Stock and Junior Preferred Stock will be entitled to receive, after we pay our debts and liabilities and after we provide for liquidating distributions to holders of securities senior to such series of Preferred Stock or Junior Preferred Stock, as the case may be, and before we make any liquidating distributions to holders of securities junior to such series of Preferred Stock or Junior Preferred Stock, as the case may be, liquidating distributions in the amount described in the prospectus supplement relating to such series of Preferred Stock and Junior Preferred Stock, as the case may be, plus an amount equal to accrued and unpaid dividends for all dividend periods prior to that point in time.

   If the amounts payable with respect to such series of Preferred Stock or Junior Preferred Stock, as the case may be, and any other securities equal with such series are not paid in full, the holders of such series of Preferred Stock or Junior Preferred Stock and the securities equal with such series will share proportionately in the distribution of our assets in proportion to the full liquidation preferences to which they are entitled. After the holders of such series of Preferred Stock or Junior Preferred Stock, as the case may be, are paid in full, they will have no right or claim to any of our remaining assets.

Redemption

   The prospectus supplement will state the terms, if any, on which shares of a series of Preferred Stock or Junior Preferred Stock, as the case may be, may be redeemable, in whole or in part, or subject to mandatory redemption pursuant to a sinking fund.

Conversion

   The prospectus supplement will state the terms, if any, on which shares of a series of Preferred Stock or Junior Preferred Stock, as the case may be, are convertible into other securities of ours.

                          DESCRIPTION OF COMMON STOCK

   We have summarized below the material terms of the Georgia-Pacific Group Stock and the Timber Stock. The summary is not complete. We encourage you to read our restated articles of incorporation and our bylaws. You should also refer to the applicable provisions of the Georgia Business Corporation Code.

Authorized and Outstanding Shares

   We are authorized to issue up to 400,000,000 shares of Georgia-Pacific Group Stock, par value $.80 per share. At May 13, 1999, we had outstanding 85,818,888 shares of Georgia-Pacific Group Stock. On June 3, 1999, we split the Georgia-Pacific Group Stock, issuing to holders of Georgia-Pacific Group Stock an additional share of Georgia-Pacific Group Stock for each share that they owned. After giving effect to the stock split, the number of shares of Georgia-Pacific Group Stock outstanding on May 13, 1999 would have been 171,637,776. We also are authorized to issue up to 250,000,000 shares of Timber Stock, par value $.80 per share. At May 13, 1999, we had outstanding 84,909,044 shares of Timber Stock.

Dividends

   Our ability to pay dividends on the Georgia-Pacific Group Stock and the Timber Stock is limited by Georgia law. Under Georgia law, dividends are limited to our legally available assets and subject to the prior payment of dividends on any outstanding shares of Preferred Stock and Junior Preferred Stock. Under Georgia law, assets are not legally available for paying dividends if (1) we would not be able to pay our debts as they become due in the usual course of business or (2) our total assets would be less than our total liabilities plus, subject to some exceptions, any amounts necessary to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of shareholders receiving the dividend.

   Our ability to pay dividends on the Georgia-Pacific Group Stock and the Timber Stock is also limited by our restated articles of incorporation. Under our restated articles of incorporation, dividends are limited to an amount not greater than the available dividend amount for the relevant group. Each group's available dividend amount is, on any date, any amount in excess of the minimum amount necessary for the group to be able to pay its debts as they become due in the usual course of business, as determined by our board of directors exercising its business judgment based on the facts and circumstances then existing. This amount is calculated as if the group were a stand-alone company.

   Under Georgia law, the amount of assets legally available for paying dividends is determined on the basis of our entire company, and not just the respective groups. Consequently, the amount of our legally available assets will reflect the amount of any net losses of each group, any dividends on Georgia-Pacific Group Stock, Timber Stock, any Preferred Stock or any Junior Preferred Stock, and any repurchases of Georgia-Pacific Group Stock or Timber Stock or Preferred Stock or Junior Preferred Stock. Dividend payments on the Georgia-Pacific Group Stock and the Timber Stock could be precluded because legally available assets are not available under Georgia law, even though the available dividend amount test for the particular relevant group was met. Moreover, we cannot assure you that there will be an available dividend amount for either group.

   Subject to these restrictions on paying dividends, our board of directors may, in its sole discretion, declare and pay dividends exclusively on the Georgia-Pacific Group Stock, exclusively on the Timber Stock or on both, in equal or unequal amounts, without having to take into account the relative available dividend amounts for the two groups, the amount of dividends it previously declared on each class of Common Stock, the respective voting or liquidation rights of each class or any other factor.

Voting Rights

   Under our restated articles of incorporation, the entire voting power of our shareholders is vested in the holders of Georgia-Pacific Group Stock and Timber Stock. Except as otherwise provided by law, by the terms of any outstanding Preferred Stock and Junior Preferred Stock or by any provision of our restated articles of incorporation restricting the power to vote on a specified matter to other shareholders, holders of Georgia-Pacific Group Stock and Timber Stock are entitled to vote on any matter on which our shareholders are, by law or by the provisions of our restated articles of incorporation or our bylaws, entitled to vote. Both classes of Common Stock vote together as a single voting group on each matter on which holders of Common Stock are generally entitled to vote.

   On each matter as to which holders of both classes of Common Stock vote together as a single voting group:

  .  each share of Georgia-Pacific Group Stock has one vote; and

  . each share of Timber Stock has a number of votes equal to the quotient of the time-weighted average market value of one share of Timber Stock over the 20-trading day period ending on the 10th trading day prior to the record date for determining the Common Stock holders entitled to vote, divided by the time-weighted average market value of one share of Georgia-Pacific Group Stock over the same period.

In calculating the time-weighted average market values of the two classes of Common Stock, the average market values for the second, third and fourth five-trading day period in the 20-trading day period will be weighted two times, three times and four times, respectively, the weight given to the average market value of the first five trading days in the 20-trading day period.

   Accordingly, the relative per share voting rights of the Georgia-Pacific Group Stock and the Timber Stock fluctuate depending upon changes in the relative market values of shares of the two classes of Common Stock. As of the date of this prospectus, Georgia-Pacific Group Stock has a substantial majority of the voting power because the aggregate market value of the outstanding shares of Georgia-Pacific Group Stock is substantially greater than the aggregate market value of the outstanding shares of Timber Stock.

   If shares of only one class of Common Stock are outstanding, each share of that class has one vote. If either class of Common Stock is entitled to vote as a separate voting group with respect to any matter, each share of that class will, for purposes of that vote, have one vote on the matter.

   Fluctuations in the relative voting rights of the Georgia-Pacific Group Stock and the Timber Stock could influence an investor interested in acquiring and maintaining a fixed percentage of the voting power of our stock to acquire such percentage of both classes of Common Stock, and would limit the ability of investors in one class to acquire for the same consideration relatively more or less votes per share than investors in the other class.

   The holders of Georgia-Pacific Group Stock and Timber Stock do not have any right to vote separately as a voting group on any matter coming before our shareholders, except for the limited voting group voting rights provided under Georgia law described below, by New York Stock Exchange rules or as determined by our board of directors. In addition to the approval of the holders of a majority of the voting power of all shares of Common Stock voting together as a single voting group, the approval of a majority of the outstanding shares of Georgia-Pacific Group Stock or Timber Stock, voting as a separate voting group, would also be required under Georgia law to approve any amendment to our restated articles of incorporation that would, among other things:

  . increase or decrease the number of authorized shares of Georgia-Pacific Group Stock or Timber Stock; or

  . change the designation, rights, preferences or limitations of the shares of the class.

   The following illustration demonstrates the calculation of the number of votes each share of Timber Stock would be entitled on all matters on which holders of Georgia-Pacific Group Stock and Timber Stock vote together as a single voting group. If:

  . the time-weighted average market value of Timber Stock during the 20-trading day valuation period was $30 per share; and

  . the time-weighted average market value of Georgia-Pacific Group Stock during the 20-trading day valuation period was $50 per share,

then each share of Georgia-Pacific Group Stock would have one vote and each share of Timber Stock would have 0.6 votes based on the following calculation:

                                 $30 per share = 0.6 votes
                                 -------------
                                 $50 per share

Assuming 200 million shares of Georgia-Pacific Group Stock and 100 million shares of Timber Stock were outstanding, the shares of Georgia-Pacific Group Stock would represent 76.9% of our total voting power and the shares of Timber Stock would represent 23.1% of our total voting power.

Conversion and Redemption

 Mandatory Dividend, Redemption or Conversion of Common Stock If Disposition of Group Assets Occurs

   If we dispose of all or substantially all of the properties and assets of either the Georgia-Pacific Group or the Timber Group, we must take action that returns the value of those assets to the holders of that group's Common Stock. That action could take the form of a cash dividend, a redemption of shares or a conversion into the other group's Common Stock.

   Accordingly, if we sell all or substantially all of one group's assets in a transaction other than one described below under "Exceptions to the Dividend, Redemption or Conversion Requirement if a Disposition Occurs", we will:

  . pay a dividend to the holders of shares of that group's Common Stock in cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; or

  . (1) if the disposition involves all of the properties and assets of that group, redeem all outstanding shares of that group's Common Stock in exchange for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; or

  . (2) if the disposition involves substantially all, but not all, of the properties and assets of that group, redeem a number of whole shares of that group's Common Stock in exchange for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; the number of shares so redeemed will have, in the aggregate, an average market value, during the 10-trading day period beginning on the 16th trading day following the disposition date, closest to the net proceeds; or

  . convert each outstanding share of that group's Common Stock into a number of shares of the other group's Common Stock equal to 110% of the ratio of the average market value of one share of Common Stock of the group whose assets are disposed to the average market value of one share of Common Stock of the other group, during the 10-trading day period beginning on the 16th trading day following the disposition date.

   We may only pay a dividend or redeem shares of Common Stock if we have legally available assets under Georgia law and the amount to be paid to holders is less than or equal to the available dividend amount for the group. We will pay the dividend or complete the redemption or conversion prior to or on the 85th trading day following the disposition date.

   For purposes of determining whether a disposition has occurred, "substantially all of the properties and assets" of either group means a portion of the properties and assets:

  . that represents at least 80% of the then fair value of the properties and assets of that group; or

  . from which were derived at least 80% of the aggregate revenues of that group for the immediately preceding 12 fiscal quarterly periods.

   The "net proceeds" of a disposition means an amount equal to what remains of the gross proceeds of the disposition after we pay or reasonably provide for, as determined by our board of directors:

  . any taxes payable by us, or which would have been payable but for the utilization of tax benefits attributable to the group not subject to the disposition, in respect of the disposition or in respect of any resulting dividend or redemption;

  . any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses; and

  . any liabilities of or attributed to the group whose assets are disposed, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the disposition or otherwise, any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of the Preferred Stock or Junior Preferred Stock attributed to that group.

   We may elect to pay the dividend or redemption price either in the same form as the proceeds of the disposition were received or in any other combination of cash, securities or other property that our board of directors or, in the case of securities that have not been publicly traded for a period of at least 15 months, an independent investment banking firm, determines will have an aggregate market value of not less than the fair value of the net proceeds.

   The following illustration demonstrates the provisions requiring a mandatory dividend, redemption or conversion if a disposition occurs. If:

  . 200 million shares of Georgia-Pacific Group Stock and 100 million shares of Timber Stock were outstanding;

  . the net proceeds of the disposition of substantially all (but not all) of the assets of the Timber Group equals $2 billion;

  . the average market value of Timber Stock during the 10-trading day valuation period was $30 per share; and

  . the average market value of Georgia-Pacific Group Stock during the same valuation period was $50 per share,

then we could do any of the following:

     (1) pay a dividend to the holders of shares of Timber Stock equal to:

               net proceeds     =      $2 billion
             ----------------      ------------------
                number of          100 million shares
               outstanding
             shares of Timber
                  Stock

     (2) redeem for $30 per share a number of shares of Timber Stock equal to:

               net proceeds     =     $2 billion
             -----------------     -----------------
              average market         $30 per share
                 value of
               Timber Stock
                                 = 66,666,666 shares

     (3) convert each outstanding share of Timber Stock into a number of Georgia-Pacific Group Stock equal to:

                                 average market
                                    value of
        1.10            x         Timber Stock         = 1.10   x  $30 per share
                           ---------------------------             -------------
                               average market value of             $50 per share
                           Georgia-Pacific Group Stock
                                                       = 0.66 shares

   Our board of directors may, within one year after a dividend or redemption following a disposition of a group's properties or assets, convert each outstanding share of that group's Common Stock into a number of shares of the other group's Common Stock equal to 110% of the ratio of the time-weighted average market value of one share of Common Stock of the group whose assets are disposed over the 20-trading day period ending on the 5th trading day prior to the date the notice of the conversion is mailed to the holders to the time-weighted average market value of one share of Common Stock of the other group over the same period. We refer you to "--Voting Rights" for a summary explanation of how we will calculate the time-weighted average market values.

   The following illustration demonstrates the calculation of the number of shares issuable upon conversion of one class of Common Stock into shares of the other class of Common Stock within one year following a disposition. If:

  . 200 million shares of Georgia-Pacific Group Stock and 100 million shares of Timber Stock were outstanding immediately prior to a conversion;

  . the time-weighted average market value of Timber Stock during the 20-trading day valuation period was $10 per share; and

  . the time-weighted average market value of Georgia-Pacific Group Stock during the same valuation period was $50 per share,

then each share of Timber Stock could be converted into 0.22 shares of Georgia-Pacific Group Stock based on the following calculation:

              1.10            x  $10.00 per share    =    0.22 shares
                                 ----------------
                                  $50 per share

 Exceptions to the Dividend, Redemption or Conversion Requirement If a Disposition Occurs

   We are not required to take any of the above actions for any disposition of all or substantially all of the properties and assets of either group in a transaction or series of related transactions that results in our receiving for those properties and assets primarily equity securities of any entity which:

  . acquires those properties or assets or succeeds to the business conducted with those properties or assets or controls such acquiror or successor; and

  . is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by that group prior to the disposition, as determined by our board of directors.

   The purpose of this exception is to enable us technically to dispose of properties or assets of a group to other entities engaged or proposing to engage in businesses similar or complementary to those of that group without requiring a dividend on, or a conversion or redemption of, the class of Common Stock of that group, so long as we hold an equity interest in that entity. A joint venture in which we own a direct or indirect equity interest is an example of such an acquiror. We are not required to control that entity, whether by ownership or contract provisions.

   We are also not required to effect a dividend, redemption or conversion if the disposition is:

  . of all or substantially all of our properties and assets in one transaction or a series of related transactions in connection with our dissolution, liquidation or winding up and the distribution of our assets to shareholders;

  . on a pro rata basis, such as in a spin-off, to the holders of all outstanding shares of the Common Stock of the group whose assets are disposed; or

  . made to any person or entity controlled by us, as determined by our board of directors.

 Notices If Disposition of Group Assets Occurs

   Not later than the 10th trading day after the consummation of a disposition, we will announce publicly by press release:

  .  the estimated net proceeds of the disposition;

  . the number of shares outstanding of the Common Stock of the group whose assets are disposed; and

  . the number of shares of that group's Common Stock into or for which convertible securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price of those convertible securities.

In addition, not earlier than the 26th trading day and not later than the 30th trading day after the consummation of the disposition, we will announce publicly by press release whether we will pay a dividend or redeem shares of the Common Stock with the net proceeds of the disposition or convert the shares of Common Stock of the group whose assets are disposed into the other group's Common Stock.

   We will mail to each holder of shares of the group whose assets are disposed the additional notices and other information required by our restated articles of incorporation.

 Conversion of Common Stock at Our Option at Any Time

   Our board of directors may at any time convert each outstanding share of:

  .  Georgia-Pacific Group Stock into a number of shares of Timber Stock; or

  .  Timber Stock into a number of shares of Georgia-Pacific Group Stock,

equal to 115% of the ratio of the time-weighted average market value of one share of Common Stock of the group whose shares are to be converted over the 20-trading day period ending on the 5th trading day prior to the date the notice of conversion is mailed to the holders to the time-weighted average market value of one share of Common Stock of the other group over the same period. We refer you to "--Voting Rights" for a summary explanation of how we will calculate the time-weighted average market values.

   These provisions allow us the flexibility to recapitalize the two classes of Common Stock into one class of Common Stock that would, after the recapitalization, represent an equity interest in all of our businesses. The optional conversion could be exercised at any time in the future if our board of directors determines that, under the facts and circumstances then existing, an equity structure consisting of two classes of Common Stock intended to reflect separately the performance of our manufacturing business and our timber business were no longer in the best interests of all of our shareholders. A conversion could be exercised, however, at a time that is disadvantageous to the holders of one of the classes of Common Stock.

   Conversion would be based upon the relative market values of the Georgia-Pacific Group Stock and the Timber Stock. Many factors could affect the market values of the Georgia-Pacific Group Stock or the Timber Stock, including:

  .  our results of operations and those of each of the groups;

  .  trading volumes; and

  .  general economic and market conditions.

Market values could also be affected by decisions by our board of directors or our management that investors perceive to affect differently one class of Common Stock compared to the other. These decisions could include:

  .  changes to our management and allocation policies;

  .  transfers of assets between the groups;

  . allocations of corporate opportunities and financing resources between the groups; and

  .  changes in dividend policies.

   The following illustration demonstrates the calculation of the number of shares issuable upon conversion of one class of Common Stock into shares of the other class at our option. If:

  . 200 million shares of Georgia-Pacific Group Stock and 100 million shares of Timber Stock were outstanding immediately prior to a conversion;

  . the time-weighted average market value of Timber Stock during the 20-trading day valuation period was $30 per share; and

  . the time-weighted average market value of Georgia-Pacific Group Stock during the same valuation period was $50 per share, then each share of Timber Stock could be converted into 0.69 shares of Georgia-Pacific Group Stock based on the following calculation:

                                1.15 X $30 per share = 0.69 shares
                                       -------------
                                       $50 per share

 Redemption in Exchange for Stock of Subsidiary

   Our board of directors may redeem on a pro rata basis all of the outstanding shares of Georgia-Pacific Group Stock or Timber Stock for shares of the common stock of one or more of our wholly-owned subsidiaries which own all of the assets and liabilities attributed to the relevant group. We may redeem shares of Common Stock for subsidiary stock only if we have legally available assets under Georgia law.

   As a result of a redemption, holders of each class of Common Stock would hold securities of separate legal entities operating in distinct lines of business. This redemption could be authorized by our board of directors at any time in the future if it determines that, under the facts and circumstances then existing, an equity structure comprised of Georgia-Pacific Group Stock and Timber Stock is no longer in the best interests of all of our shareholders.

 Selection of Shares for Redemption

   If less than all of the outstanding shares of a class of Common Stock are to be redeemed, we will redeem those shares proportionately from among the holders of outstanding shares of that class of Common Stock or by such method as may be determined by our board of directors to be equitable.

 Fractional Interests

   We are not required to issue fractional shares of any capital stock or any fractional securities to any holder of either class of Common Stock upon any conversion, redemption, dividend or other distribution described above. If a fraction is not issued to a holder, we will pay cash instead of that fraction.

 Transfer Taxes

   We will pay all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on conversion or redemption of shares. We will not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of any shares of capital stock and/or other securities in a name other than that in which the shares of such Common Stock so converted or redeemed were registered, and no such issue or delivery will be made unless the person requesting such issue has paid to us the amount of any such tax, or has established to our satisfaction that such tax had been paid.

Liquidation

   In the event of our liquidation, dissolution or termination, after we pay our debts, other liabilities and full preferential amounts to which our holders of any Preferred Stock or Junior Preferred Stock are entitled, the holders of Georgia-Pacific Group Stock and Timber Stock are entitled to receive our assets, if any, remaining for distribution to holders of Common Stock on a per share basis in proportion to a fixed number of liquidation units per share of such class.

   Each share of Georgia-Pacific Group Stock has one liquidation unit. As of the date of this prospectus, each share of Timber Stock has 0.402 of a liquidation unit. The number of liquidation units per share of Common Stock will not change without the approval of shareholders of each Group, except in the limited circumstances described below. Consequently, the liquidation rights of the holders of the respective classes of Common Stock may not bear any relationship to the relative market values or the relative voting rights of the two classes.

   No holders of Georgia-Pacific Group Stock will have any special right to receive specific assets of the Georgia-Pacific Group and no holder of Timber Stock will have any special right to receive specific assets of the Timber Group in the case of our liquidation, dissolution or termination.

   If we subdivide or combine the outstanding shares of either class of Common Stock or declare a dividend or other distribution of shares of either class of Common Stock to holders of that class of Common Stock, the number of liquidation units of either class of Common Stock will be appropriately adjusted by our board of directors to avoid any dilution in the aggregate, relative liquidation rights of any class of Common Stock.

   Neither a merger nor share exchange of Georgia-Pacific into or with any other corporation, nor any sale, transfer, lease, exchange or other disposition of all or any part of our assets, will, alone, be deemed to be a liquidation of us, or cause our dissolution, for purposes of these liquidation provisions.

Determinations by Our Board of Directors

   Any determinations made in good faith by our board of directors under any provision described above and any determination with respect to any group or the rights of holders of shares of either class of Common Stock, are final and binding on all of our shareholders, subject to the rights of shareholders under applicable Georgia law and under the federal and state securities laws.

Preemptive Rights

   Neither the holders of Georgia-Pacific Group Stock nor the holders of Timber Stock have any preemptive rights or any rights to convert their shares into any other securities of Georgia-Pacific.

Restated Rights Agreement

   Under our restated rights agreement, we have issued to all holders of Georgia-Pacific Group Stock rights to purchase Series B Junior Preferred Stock if a "distribution date" occurs and to all holders of Timber Stock rights to purchase Series C Junior Preferred Stock if a "distribution date" occurs. We refer to the Georgia-Pacific Group purchase rights and the Timber Group purchase rights as the "rights".

   Until a distribution date occurs, the rights can be transferred only with the Common Stock. On the occurrence of a distribution date, the rights will separate from the Common Stock and become exercisable as described below.

   A "distribution date" will occur upon the earlier of:

  . the tenth day after a public announcement that a person or group of affiliated or associated persons other than us, one of our subsidiaries or one of our employee benefit plans (an "acquiring person") has acquired beneficial ownership of 15% or more of the total voting rights of the then outstanding shares of Common Stock; or

  . the tenth business day following the commencement of a tender or exchange offer that would result in such person or group beneficially owning such voting rights.

The total voting rights of the Common Stock will be determined based upon the voting rights of holders of outstanding shares of Georgia-Pacific Group Stock and Timber Stock at the time of any determination.

   Following the distribution date, holders of rights will be entitled to purchase from us:

  . in the case of a Georgia-Pacific Group right, one one-hundredth (1/100th) of a share of Series B Junior Preferred Stock at a purchase price of $350, subject to adjustment; and

  . in the case of a Timber Group right, one one-hundredth (1/100th) of a share of Series C Junior Preferred Stock at a purchase price of $100, subject to adjustment.

   If (1) any person or group becomes an acquiring person, (2) an acquiring person engages in one or more "self-dealing" transactions with us as described in our restated rights agreement, (3) we are the surviving or continuing corporation in a merger or other combination with an acquiring person and all of the Common Stock remains outstanding and is not changed or exchanged, or
(4) while there is an acquiring person, there is a reclassification of securities, recapitalization of Georgia-Pacific or other transaction that increases by more than 1% the proportionate share of the outstanding shares of any class or series of any equity securities of Georgia-Pacific beneficially owned by the acquiring person, then the rights will "flip-in". At that time, the rights beneficially owned by any acquiring person will become null and void and:

  . a Georgia-Pacific Group right will entitle its holder to purchase, at the Series B purchase price, a number of shares of Series B Junior Preferred Stock with a market value equal to twice the Series B purchase price; and

  . a Timber Group right will entitle its holder to purchase, at the Series C purchase price, a number of shares of Series C Junior Preferred Stock with a market value equal to twice the Series C purchase price.

   If, following the date of a public announcement that an acquiring person has become such, (1) we are acquired in a merger or other business combination transaction and we are not the surviving corporation, (2) any person consolidates or merges with us and all or part of the Common Stock is converted or exchanged for securities, cash or property or any other person, or (3) 50% or more of our assets or earning power is sold or transferred, then the rights will "flip-over". At that time, each Georgia-Pacific Group right and each Timber Group right will entitle its holder to purchase, for the Series B purchase price or Series C purchase price, as applicable, a number of shares of common stock of the surviving entity in any such merger, consolidation or other business combination or the purchaser in any such sale or transfer with a market value equal to twice the Series B purchase price or Series C purchase price.

   The rights will expire on December 31, 2007, unless we terminate them before that time. A majority of the independent directors of our board may terminate all of the rights without any payment to any holder of rights at any time until the earlier of:

  . the tenth day following a public announcement that an acquiring person has become such; or

  .  December 31, 2007.

Once our board acts to terminate the rights, the right to exercise the rights will terminate and each right will become null and void.

   A holder of a right will not have any rights as a shareholder of Georgia-Pacific, including the right to vote or to receive dividends, until a right is exercised.

   At any time prior to the occurrence of a distribution date, we may, without the approval of any holders of rights, supplement or amend any provision of our restated rights agreement in any manner, whether or not such supplement or amendment is adverse to any holders of the rights. However, we may not supplement or amend the principal economic terms, such as the expiration date of the rights and the number and price of shares of Junior Preferred Stock for which a right is exercisable, without the approval of a majority of the independent directors.

   From and after the occurrence of a distribution date, we may, without the approval of any holder of rights, supplement or amend our restated rights agreement:

  .  to cure any ambiguity;

  . to correct or supplement any provision that may be defective or inconsistent;

  . subject to some exceptions, to shorten or lengthen any time period under the restated rights agreement; or

  . in any manner that we may deem necessary or desirable and which does not adversely affect the interests of the holders of rights, other than an acquiring person, and which does not change the principal economic terms.

Certain Anti-Takeover Provisions of Georgia Law, Our Restated Articles of Incorporation and Bylaws and Our Restated Rights Agreement

   The following discussion concerns certain provisions of Georgia law, our restated articles of incorporation, our bylaws and our restated rights agreement that could be viewed as having the effect of discouraging an attempt to obtain control of Georgia-Pacific.

 Georgia Law

   Under Georgia law, unless otherwise provided by a corporation's articles of incorporation or bylaws, a merger or share exchange or sale of all or substantially all of the corporation's assets must be approved by a majority of all the votes entitled to be cast, voting as a single voting group. Shareholders of the corporation surviving a merger or share exchange need not approve the merger or share exchange if certain conditions are met. Neither our restated articles of incorporation nor our bylaws contain a provision which alters the requirements with respect to mergers or share exchanges or a sale of all or substantially all of our assets under Georgia law.

   We have elected in our bylaws to be covered by two provisions of Georgia law that restrict business combinations with interested shareholders: the Business Combinations Provision and the Fair Price Provision. Under Georgia law, once adopted, these provisions may be repealed only by the affirmative vote of at least 66 2/3% of the "continuing directors" and a majority of the votes entitled to be cast by the voting shares, other than the voting shares beneficially owned by an "interested shareholder" and, with respect to the Fair Price Provision, his, her or its associates and affiliates. An "interested shareholder" is defined as a holder of 10% or more of the outstanding voting stock. "Continuing directors" are directors who served prior to the time the interested shareholder acquired an ownership of 10% or more of the outstanding voting stock and who are unaffiliated with the interested shareholder.

 Interested Shareholder Transactions

   The Business Combinations Provision generally prohibits us from entering into certain business combination transactions with any interested shareholder for a five-year period following the time that such shareholder became an interested shareholder.

   An interested shareholder may engage in a business combination transaction with us within the five-year period only if:

  . our board of directors approved the transaction before the shareholder became an interested shareholder or approved the transaction in which the shareholder became an interested shareholder;

  . the interested shareholder acquired at least 90% of the voting stock outstanding in the transaction in which it became an interested shareholder; or

  . after becoming an interested shareholder, the interested shareholder acquired additional shares resulting in the interested shareholder being the beneficial owner of at least 90% of the outstanding voting shares, excluding Insider Shares, and the transaction was approved at an annual or special meeting of shareholders by the holders of a majority of the voting stock entitled to vote, excluding from the vote, Insider Shares and voting stock beneficially owned by the interested shareholder.

   "Insider Shares" refer to shares owned by:

  . persons who are directors or officers of Georgia-Pacific, their affiliates or associates;

  .  our subsidiaries; and

  . our employee stock plans under which participants do not have the right to determine confidentially the extent to which shares held under such plans will be tendered in a tender or exchange offer.

 Fair Price Requirements

   The Fair Price Provision imposes requirements on "business combinations" of Georgia-Pacific with any interested shareholder. In addition to any vote required by law or by our restated articles of incorporation, under the Fair Price Provision, business combinations with an interested shareholder must meet one of the following criteria:

  . the transaction must be unanimously approved by our continuing directors, provided that the continuing directors constitute at least three members of our board of directors at the time the transaction is approved;

  . the transaction must be recommended by at least 66 2/3% of the continuing directors and approved by a majority of the votes entitled to be cast by the voting shares, other than the voting shares beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination; or

  . the terms of the transaction must meet specified fair pricing criteria and other tests.

These criteria are designed to protect our minority shareholders.

 Our Restated Articles of Incorporation and Bylaws

 Authorized Shares of Preferred Stock

   Our restated articles of incorporation provide that we may from time to time issue shares of Preferred Stock and Junior Preferred Stock in one or more series, the terms of which will be determined by our board of directors. Our restated articles of incorporation authorize 10,000,000 shares of Preferred Stock and 25,000,000 shares of Junior Preferred Stock, of which 5,000,000 shares have been designated as Series B Junior Preferred Stock and 5,000,000 shares of Series C Junior Preferred Stock. The shares of Series B Junior Preferred Stock and Series C Junior Preferred Stock have been reserved for issuance in connection with our restated rights agreement. We will not solicit approval of our shareholders unless our board of directors believes that approval is advisable or is required by New York Stock Exchange rules or Georgia law.

   The existence of authorized, unissued and unreserved Preferred Stock and Junior Preferred Stock could enable our board of directors to issue shares to persons friendly to current management which could render more difficult, or discourage, an attempt to obtain control of Georgia-Pacific by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of our management. These additional shares also could be used to dilute the share ownership of persons seeking to obtain control of Georgia-Pacific.

 Shareholder Nominations and Proposals

   Our bylaws provide that any shareholder may present a nomination for a directorship at an annual meeting of shareholders only if advance notice of such nomination has been delivered to Georgia-Pacific not less than 60 days or more than 75 days prior to the meeting. If less than 70 days' notice or public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder must be received not later than 10 days after the notice was mailed or the disclosure made.

   Similarly, any shareholder may present a proposal at an annual meeting only if advance notice of the proposal has been delivered to Georgia-Pacific not less than 120 calendar days before the date Georgia-Pacific's proxy statement released to shareholders in connection with the previous year's annual meeting.

   The foregoing notices must describe:

  . the proposal to be brought at the meeting or the nominee for director, as applicable;

  .  personal information regarding the shareholder giving the notice;

  .  the number of shares owned by the shareholder; and

  .  his or her interest in the proposal.

   These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

 Staggered Board

   Our board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors.

   The classification of directors makes it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of our board of directors. The classification provisions of our bylaws and restated articles of incorporation could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Georgia-Pacific.

 Increase in the Number of Directors

   Our bylaws provide that the number of directors may be increased or decreased either by:

  .  our board of directors; or

  . the affirmative vote of at least 75% of the voting power of the outstanding capital stock entitled to vote generally in the election of directors, voting as a separate voting group.

 Filling Vacancies

   Our bylaws provide that any vacancy on our board of directors may be filled:

  . by a majority of the remaining members of the board though less than a quorum or by the sole remaining director, as the case may be; or

  . if no director remains, by the holders of the shares of capital stock who are entitled to vote for the director with respect to which the vacancy is being filled.

However, if a vacancy occurs with respect to a director elected by a particular class or series of shares voting as a separate voting group, our bylaws provide that that vacancy may be filled:

  .  by the remaining director or directors elected by that class or series;

  .  or if no director remains, by the holders of that class or series.

   Any vacancy arising by reason of an increase in the number of directors may only be filled by our board of directors.

   Accordingly, our board of directors could temporarily prevent any shareholder from enlarging our board and filling the new directorships with such shareholder's own nominees.

 Special Meetings of Shareholders

   Under Georgia law and our bylaws, we must call a special meeting of the shareholders if called by:

  .  the chairman or vice chairman of our board of directors;

  .  our chief executive officer;

  .  our president;

  .  our board of directors; or

  . the holders of at least 75% of the voting power of the outstanding capital stock entitled to vote on any issue proposed to be considered at the proposed special meeting, voting as a separate voting group.

In addition, a special meeting must be called upon the termination of the exclusive right of one or more classes or series of capital stock, voting as a separate voting group, to vote for directors, when requested by the holders of 10% of the aggregate voting power of the outstanding capital stock then entitled to vote generally in the election of directors.

 Restrictions on Amendments of Our Restated Articles of Incorporation

   Amendments to our restated articles of incorporation must be recommended to the shareholders by our board of directors and approved at a properly called meeting of shareholders by a majority of the voting power of the outstanding capital stock entitled to vote generally in the election of directors, voting together as a single voting group. However, the affirmative vote of the holders of at least 75% of the voting power of the outstanding capital stock entitled to vote generally in the election of directors, voting together as a single voting group, is required to amend, change, repeal or add any provision of our restated articles of incorporation relating to:

  .  the Junior Preferred Stock; or

  . the provisions establishing the required votes for amending our restated articles of incorporation or our bylaws.

 Restrictions on Amendments of Our Bylaws

   Amendments to our bylaws may be approved by our board of directors or by the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock entitled to vote generally in the election of directors, voting together as a single voting group. However, the affirmative vote of the holders of at least 75% of the voting power of the outstanding capital stock entitled to vote generally in the election of directors, voting together as a single voting group, is required to amend, change, repeal or add any provision of our bylaws relating to:

  .  the number of members of our board of directors;

  .  the classification of our board of directors;

  .  the procedure for nominating directors;

  .  calling special meetings of the shareholders;

  .  calling special meetings of our board of directors; or

  .  establishing a quorum at a meeting of our board of directors.

 Social Responsibility Provision

   Our restated articles of incorporation permit our board of directors to consider any pertinent factors, including general, social and economic effects, in discharging its duties and in determining what is in the best interests of Georgia-Pacific. Consequently, our board of directors is authorized to consider factors other than the interests of the shareholders when considering an acquisition offer.

 Our Restated Rights Agreement

   As described under "--Restated Rights Agreement", our restated rights agreement will permit disinterested shareholders to acquire additional shares of Georgia-Pacific or of an acquiring company at a substantial discount in the event of certain described changes in control. Our restated rights agreement is intended to discourage anyone from buying shares of Common Stock having more than 15% of the total voting power of Georgia-Pacific without approval of our board of directors.

                            DESCRIPTION OF WARRANTS

   We may issue warrants, the "Warrants", to purchase Debt Securities, Preferred Stock or Common Stock, collectively, the "Securities". Warrants may be issued independently or together with Debt Securities, Preferred Stock or Common Stock and may be attached to or separate from any offered securities. Each series of Warrants will be issued under a separate warrant agreement, each a "Warrant Agreement", to be entered into between us and a warrant agent, the "Warrant Agent". The Warrant Agent will act solely as our agent in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with holders or beneficial owners of Warrants.

   We have summarized below the general terms and provisions of the Warrants that we may offer. We will describe further terms of the Warrants and the applicable Warrant Agreement in the prospectus supplement.

   The prospectus supplement will describe the following terms, where applicable, of the Warrants in respect of which this prospectus is being delivered:

  .  the title of the Warrants;

  .  the aggregate number of the Warrants;

  .  the price or prices at which the Warrants will be issued;

  . the designation, aggregate principal amount and terms of the securities purchasable upon exercise of the Warrants;

  . the designation and terms of the securities with which the Warrants are issued and the number of the Warrants issued with each such security;

  . if applicable, the date on and after which the Warrants and the related securities will be separately transferable;

  . the price at which the securities purchasable upon exercise of the Warrants may be purchased;

  . the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  . the minimum or maximum amount of the Warrants which may be exercised at any one time;

  .  information with respect to book-entry procedures, if any;

  .  a discussion of certain federal income tax considerations; and

  . any other terms of the Warrants, including terms, procedures and limitations relating to the exchange and exercise of the Warrants.

       DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

   We may issue stock purchase contracts, "Stock Purchase Contracts", representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of either class or both classes of Common Stock at a future date or dates. The price per share of Common Stock and number of shares of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of stock purchase units, "Stock Purchase Units", consisting of a Stock Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require us to make periodic payments to the holders of the Stock Purchase Units or vice-versa. These payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

   The prospectus supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units.

                              BOOK-ENTRY ISSUANCE

   Unless otherwise specified in the applicable prospectus supplement, the securities, including the Debt Securities, the Preferred Stock, the Stock Purchase Contracts and the Stock Purchase Units may be issued in whole or in part in global form ("global securities"). Such global securities may be issued only in fully registered form and in either temporary or permanent form. Specific terms for each security described in this prospectus will be set forth in the applicable prospectus supplement relating to that security.

   Unless otherwise specified in the applicable prospectus supplement, the depositary for the global securities will be The Depository Trust Company ("DTC").

   The global securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered global securities will be issued for each issue of securities, each in the aggregate principal or stated amount of such issue, and will be deposited with DTC.

   DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("participants") deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC ("direct participants") include securities brokers and dealers, banks trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the Commission.

   Purchases of securities under DTC's system must be made by or through direct participants, which will receive a credit for such securities on DTC's records. The ownership interest of each actual purchaser of each security ("beneficial owner") is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transactions. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their securities, except in the event that use of the book-entry system for the securities is discontinued.

   To facilitate subsequent transfers, all global securities that are deposited with, or on behalf of, DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of global securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Neither DTC nor Cede & Co. will consent to vote with respect to the global securities. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the securities are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

   Redemption proceeds, distributions, principal payments and any premium, interest or other payments on the global securities will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, Georgia-Pacific, the applicable Trustee or the purchase contract agent, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption payments, principal and any premium, interest or other payments to DTC is the responsibility of us, the purchase contract agent, the applicable paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

   If applicable, redemption notices will be sent to Cede & Co. If less than all of the securities of like tenor and terms are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed. Any Preferred Stock to be redeemed will be selected by DTC on a pro rata basis in accordance with DTC's customary procedures.

   A beneficial owner will give notice of any option to elect to have its interest in a global security repaid by us, through its participant, to the senior trustee, and will effect delivery of such interest by causing the direct participant to transfer the participant's interest in the global security or securities on DTC's records, to the senior trustee. The requirement for physical delivery in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global security or securities are transferred by direct participants on DTC's records.

   DTC's management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

   However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information of the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

   The foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

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   DTC may discontinue providing its services as securities depositary with respect to the global securities at any time by giving reasonable notice to the applicable issuer or the applicable trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates for the securities are required to be printed and delivered.

   We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates for the securities will be printed and delivered.

   The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

                             PLAN OF DISTRIBUTION

   We may sell securities to or through underwriters or dealers, directly to other purchasers or through agents. Each prospectus supplement will describe the method of distribution of the securities that are being offered.

   The distribution of the securities may take place from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

   In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any underwriter or agent will be identified, and any compensation received from us will be described, in the prospectus supplement.

   If so indicated in the applicable prospectus supplement and subject to existing market conditions, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase offered Debt Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include but are not limited to commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Debt Securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and the other agents will not have any responsibility in respect of the validity or performance of the contracts.

   Underwriters and agents who participate in the distribution of securities may be entitled under agreements which may be entered into by us to indemnification by us against certain liabilities, including liabilities under the Securities Act.

   Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on a securities exchange, except for the Georgia-Pacific Group Stock and Timber Stock, which are listed on the New York Stock Exchange, and any underwriters or dealers will not be obligated to make a market in securities. We cannot predict the activity or liquidity of any trading in the securities.

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                                 LEGAL MATTERS

   The validity of the Georgia-Pacific Group Stock, the Timber Stock and the Preferred Stock will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia. The validity of any other Securities will be passed upon for us by Simpson Thacher & Bartlett, New York, New York. Simpson Thacher & Bartlett will rely on Troutman Sanders LLP as to matters of Georgia law.

                                    EXPERTS

   The audited consolidated and combined financial statements and schedules of Georgia-Pacific Corporation and subsidiaries, Georgia-Pacific Corporation-- Georgia-Pacific Group and Georgia-Pacific Corporation--The Timber Company incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in giving said reports.

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                           [Logo of Georgia-Pacific]